SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 06/30/2009	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

01.01 - IDENTIFICATION

1 - CVM CODE 00951-2	2 - NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. - PETROBRAS	3 - CNPJ (Taxpayers Record Number) 33.000.167/0001-01
4 - NIRE 33300032061

01.02 - HEAD OFFICE

1 - ADDRESS Av. República do Chile, 65 - 24th floor			2 - QUARTER OR DISTRICT Centro
3 - CEP (ZIP CODE) 20031-912	4 - CITY Rio de Janeiro			5 - STATE RJ
6 - AREA CODE 021	7 - PHONE 3224-2040	8 - PHONE 3224-2041	9 - PHONE -	10 - TELEX
11 - AREA CODE 021	12 - FAX 3224-9999	13 - FAX 3224-6055	14 - FAX 3224-7784
15 - E-MAIL petroinvest@petrobras.com.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)

1 - NAME Almir Guilherme Barbassa
2 - ADDRESS Av. República do Chile, 65 - 23rd floor			3 - QUARTER OR DISTRICT Centro
4 - CEP (ZIP CODE) 20031-912	5 - CITY Rio de Janeiro			6 - STATE RJ
7 - AREA CODE 021	8 - PHONE NUMBER 3224-2040	9 - PHONE NO. 3224-2041	10 - PHONE NO. -	11 - TELEX
12 - AREA CODE 021	13 - FAX No. 3224-9999	14 - FAX No. 3224-6055	15 - FAX No. 3224-7784
16 - E-MAIL barbassa@petrobras.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2009	12/31/2009	2	04/01/2009	06/30/2009	1	01/01/2009	03/31/2009
9- NAME OF INDEPENDENT ACCOUNTING FIRM KPMG Auditores Independentes							10- CVM CODE 00418-9
11- NAME OF THE ENGAGEMENT PARTNER Manuel Fernandes Rodrigues de Sousa							12- CPF (Taxpayers 783.840.017-15

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL

No. OF SHARES (THOUSANDS)	1- CURRENT QUARTER 06/30/2009	2 - PREVIOUS QUARTER 03/31/2009	3 - PREVIOUS YEAR 06/30/2008
Capital Paid-in
1 - Common	5.073.347	5.073.347	5.073.347
2 - Preferred	3.700.729	3.700.729	3.700.729
3 - Total	8.774.076	8.774.076	8.774.076
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operational
3 - TYPE OF SHARE CONTROL State Holding Company
4 - ACTIVITY CODE 1010 - Oil and Gas
5 - MAIN ACTIVITY Prospecting Oil/Gas, Refining and Energy Activities
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF SPECIAL REVIEW REPORT Unqualified

01.07 - CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 - ITEM	2 - CNPJ (TAXPAYERS RECORD NUMBER)	3 - NAME

01.08 - DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - TYPE	5 - PET BEGINS ON	6 - TYPE OF SHARE	7 - DIVIDENDS PER SHARE
01	RCA	12/19/2008	Interest on Shareholders’ Capital	04/29/2009	ON	0,3800000000
02	RCA	12/19/2008	Interest on Shareholders’ Capital	04/29/2009	PN	0,3800000000
03	RCA	12/19/2008	Interest on Shareholders’ Capital	06/24/2009	ON	0,3800000000
04	RCA	12/19/2008	Interest on Shareholders’ Capital	06/24/2009	PN	0,3800000000
05	RCA	12/19/2008	Interest on Shareholders’ Capital	08/14/2009	ON	0,0400000000
06	RCA	12/19/2008	Interest on Shareholders’ Capital	08/14/2009	PN	0,0400000000
07	AGO	04/08/2009	Dividends	08/14/2009	ON	0,3300000000

08	AGO	04/08/2009	Dividends	08/14/2009	PN	0,3300000000
09	RCA	06/24/2009	Interest on Shareholders’ Capital		ON	0,3000000000
10	RCA	06/24/2009	Interest on Shareholders’ Capital		PN	0,3000000000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (R$ Thousand)	4 - AMOUNT OF CHANGE (R$ Thousand)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 - SHARE ISSUE PRICE (R$)

1.10 - INVESTOR RELATIONS DIRECTOR

1 - DATE 14/08/2009	2 - SIGNATURE

02.01 - UNCONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 06/30/2009	4 - 03/31/2009
1	Total Assets	324.987.884	321.033.387
1.01	Current Assets	62.408.203	52.323.508
1.01.01	Cash and Cash Equivalents	5.618.511	15.176.814
1.01.01.01	Cash and Banks	526.964	424.094
1.01.01.02	Short Term Investments	5.091.547	14.752.720
1.01.02	Accounts Receivable, net	12.613.616	13.529.380
1.01.02.01	Customers	12.613.616	13.529.380
1.01.02.01.01	Customers	3.234.372	3.185.868
1.01.02.01.02	Subsidiary and Affiliated Companies	7.352.551	8.289.369
1.01.02.01.03	Other Accounts Receivable	2.305.811	2.333.874
1.01.02.01.04	Allowance for Doubtful Accounts	(279.118)	(279.731)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	15.196.129	14.577.473
1.01.04	Other	28.979.947	9.039.841
1.01.04.01	Dividends Receivable	171.554	998.693
1.01.04.02	Recoverable Taxes	7.211.932	6.313.780
1.01.04.03	Prepaid Expenses	2.240.459	1.368.574
1.01.04.04	Other Current Assets	470.909	358.794
1.01.04.05	Marketable securities	18.885.093	0
1.02	Non-current Assets	262.579.681	268.709.879
1.02.01	Long-Term Assets	92.335.609	107.713.078
1.02.01.01	Miscellaneous Credits	5.501.050	5.287.554
1.02.01.01.01	Petroleum and Alcohol Accounts – STN	815.172	813.257
1.02.01.01.02	Marketable Securities	4.043.686	3.809.490
1.02.01.01.03	Investments in Privatization Process	1.331	1.366
1.02.01.01.04	Other Accounts Receivable	640.861	663.441
1.02.01.02	Accounts Receivable, net	73.600.425	90.108.860
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	73.600.425	90.108.860
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	13.234.134	12.316.664
1.02.01.03.01	Project Financing	2.834.768	2.346.393
1.02.01.03.02	Deferred Income Tax and Social Contribution	467.607	351.409
1.02.01.03.03	Deferred Value-Added Tax (ICMS)	1.748.153	1.607.520
1.02.01.03.04	Deferred PASEP/COFINS	5.336.547	5.048.529
1.02.01.03.05	Judicial Deposits	1.485.832	1.578.115
1.02.01.03.06	Advance for Pension Plan	0	0
1.02.01.03.07	Advances to Suppliers	310.696	407.731
1.02.01.03.08	Prepaid Expenses	521.966	436.813
1.02.01.03.09	Inventories	228.259	305.711
1.02.01.03.10	Other Non-Current Assets	300.306	234.443

02.01 - UNCONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 06/30/2009	4 - 03/31/2009
1.02.02	Fixed Assets	170.244.072	160.996.801
1.02.02.01	Investments	32.977.026	30.785.528
1.02.02.01.01	In Affiliates	661.909	610.167
1.02.02.01.02	In Affiliates - Goodwill	1.692.453	1.692.453
1.02.02.01.03	In subsidiaries	30.783.977	28.588.268
1.02.02.01.04	In subsidiaries - Goodwill	(310.932)	(255.311)
1.02.02.01.05	Other investmets	149.619	149.951
1.02.02.02	Property, Plant and Equipment	132.792.486	125.665.404
1.02.02.03	Intangible	3.724.817	3.750.649
1.02.02.04	Deferred Charges	749.743	795.220

02.02 - UNCONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 06/30/2009	4 - 03/31/2009
2	Liabilities and Shareholders' Equity	324.987.884	321.033.387
2.01	Current Liabilities	114.437.995	114.340.160
2.01.01	Loans and Financing	2.721.307	3.441.135
2.01.01.01	Financing	2.075.215	2.964.614
2.01.01.02	Interest on Financing	646.092	476.521
2.01.02	Debentures	0	0
2.01.03	Suppliers	7.212.314	9.333.362
2.01.04	Taxes, Contribution and Participation	10.496.049	10.101.377
2.01.05	Dividends payable	6.021.731	9.631.176
2.01.06	Accruals	3.023.868	3.947.455
2.01.06.01	Payroll and Related Charges	1.914.104	1.483.212
2.01.06.02	Provision for Contingencies	54.000	54.000
2.01.06.03	Pension plan	543.535	691.944
2.01.06.04	Healthcare benefits plan	493.221	493.221
2.01.06.05	Profit sharing for employees and management	19.008	1.225.078
2.01.07	Debts with Subsidiaries and Affiliated Companies	51.356.871	63.576.625
2.01.07.01	Suppliers	51.356.871	63.576.625
2.01.08	Others	33.605.855	14.309.030
2.01.08.01	Advances from Customers	232.567	313.576
2.01.08.02	Project Financing	331.193	400.172
2.01.08.03	Undertakings with transfer of benefits, risks and control of assets	5.073.351	4.779.345
2.01.08.04	Deferred Income	0	0
2.01.08.05	Credit Rights Assingned – FIDC-NP	26.006.025	6.658.362
2.01.08.06	Others	1.962.719	2.157.575
2.02	Non-Current Liabilities	55.679.610	56.302.727
2.02.01	Long-term Liabilities	55.679.610	56.302.727
2.02.01.01	Loans and Financing	11.360.309	10.942.907
2.02.01.01.01	Financing	11.360.309	10.942.907
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	25.888.266	25.395.278
2.02.01.03.01	Healthcare Benefits Plan	9.960.373	9.740.858
2.02.01.03.02	Provision for Contingencies	200.267	206.998
2.02.01.03.03	Pension Plan	3.014.666	2.871.119
2.02.01.03.04	Deferred Income Tax and Social Contribution	12.712.960	12.576.303
2.02.01.04	Subsidiaries and Affiliated Companies	932.712	876.396
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	17.498.323	19.088.146
2.02.01.06.01	Provision for Dismantling of Areas	6.108.845	6.040.615
2.02.01.06.02	Undertakings with transfer of benefits, risks and control of assets	11.028.264	12.582.505
2.02.01.06.03	Deferred Income	67.592	76.574
2.02.01.06.04	Others Accounts and Expenses Payable	293.622	388.452

02.02 – UNCONSOLIDATED BALANCE SHEET – LIABILITIES (IN THOUSAND OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 06/30/2009	4 – 03/31/2009
2.03	Deferred income	0	0
2.05	Shareholders’ Equity	154.870.279	150.390.500
2.05.01	Subscribed and Paid-In Capital	78.966.691	78.966.691
2.05.01.01	Paid in Capital	78.966.691	78.966.691
2.05.01.02	Monetary Restatement of Capital	0	0
2.05.02	Capital Reserves	514.857	514.857
2.05.02.01	AFRMM Subsidy	0	0
2.05.02.02	Fiscal Incentive – Income Tax	514.857	514.857
2.05.03	Revaluation Reserve	9.920	10.132
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries and Affiliated Companies	9.920	10.132
2.05.04	Revenue Reserves	64.442.783	64.442.783
2.05.04.01	Legal	9.435.985	9.435.985
2.05.04.02	Statutory	899.378	899.378
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Earnings	0	0
2.05.04.05	Retained of Earnings	53.550.237	53.550.237
2.05.04.06	Undistributed Dividends	0	0
2.05.04.07	Others Revenue Reserves	557.183	557.183
2.05.05	Equity valuation adjustments	(482.239)	294.922
2.05.05.01	Adjustments of securities	8.696	(113.408)
2.05.05.02	Accumulated translation adjustments	(490.935)	408.330
2.05.05.03	Adjustments of business combinations	0	0
2.05.06	Retained Earnings/Accumulated losses	11.418.267	6.161.115
2.05.07	Advance for Future Capital Increase	0	0

03.01 – UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 – CODE	2 – DESCRIPTION	3- 04/01/2009 to 06/30/2009	4- 01/01/2009 to 06/30/2009	5- 04/01/2008 to 06/30/2008	6- 01/01/2008 to 06/30/2008
3.01	Gross Operating Revenues	43.595.259	83.578.102	52.959.927	97.821.529
3.02	Sales Deductions	(9.907.975)	(19.418.979)	(11.373.235)	(22.426.512)
3.03	Net Operating Revenues	33.687.284	64.159.123	41.586.692	75.395.017
3.04	Cost of Products and Services Sold	(18.022.080)	(35.238.664)	(23.380.281)	(42.696.474)
3.05	Gross profit	15.665.204	28.920.459	18.206.411	32.698.543
3.06	Operating Expenses	(6.928.388)	(11.744.156)	(4.783.562)	(8.935.761)
3.06.01	Selling	(1.586.876)	(3.290.574)	(1.451.192)	(2.908.644)
3.06.02	General and Administrative	(1.250.443)	(2.385.652)	(1.112.742)	(2.204.983)
3.06.02.01	Management and Board of Directors Remuneration	(1.316)	(2.616)	(1.159)	(2.611)
3.06.02.02	Administrative	(1.249.127)	(2.383.036)	(1.111.583)	(2.202.372)
3.06.03	Financial	(295.963)	(376.506)	520.377	615.940
3.06.03.01	Income	1.835.564	3.563.159	1.714.625	3.155.647
3.06.03.02	Expenses	(2.131.527)	(3.939.665)	(1.194.248)	(2.539.707)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(6.175.104)	(9.715.509)	(4.414.948)	(6.976.098)
3.06.05.01	Taxes	(91.494)	(158.804)	(56.577)	(146.902)
3.06.05.02	Cost of Research and Technological Development	(365.638)	(697.632)	(370.092)	(783.396)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for the Extraction of Crude Oil and Gas	(686.861)	(1.545.251)	(521.405)	(1.059.469)
3.06.05.05	Healthcare and Pension Plan	(308.714)	(659.099)	(335.942)	(671.884)
3.06.05.06	Monetary and Foreign Exchange Variations, Net	(4.031.484)	(4.714.251)	(2.245.071)	(2.505.580)
3.06.05.07	Other Operating Expenses, Net	(690.913)	(1.940.472)	(885.861)	(1.808.867)
3.06.06	Equity Pick-up	2.379.998	4.024.085	1.674.943	2.538.024
3.07	Operating Income	8.736.816	17.176.303	13.422.849	23.762.782
3.08	Non-operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0

03.01 – UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 – CODE	2 – DESCRIPTION	3- 04/01/2009 to 06/30/2009	4- 01/01/2009 to 06/30/2009	5- 04/01/2008 to 06/30/2008	6- 01/01/2008 to 06/30/2008
3.09	Income before Taxes/Profit Sharing	8.736.816	17.176.303	13.422.849	23.762.782
3.10	Income Tax and Social Contribution	(2.764.671)	(4.517.876)	(3.543.713)	(6.259.641)
3.11	Deferred Income Tax	1.917.018	1.391.699	(497.110)	(1.062.144)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Capital	0	0	0	0
3.15	Net Income for the period	7.889.163	14.050.126	9.382.026	16.440.997
	NUMBER OF SHARES. EX-TREASURY (Thousand)	8.774.076	8.774.076	8.774.076	8.774.076
	NET INCOME PER SHARE (Reais)	0,89914	1,60132	1,06929	1,87382
	LOSS PER SHARE (Reais)

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (IN THOUSAND OF REAIS)

1 – CODE	2 – DESCRIPTION	3- 04/01/2009 to 06/30/2009	4- 01/01/2009 to 06/30/2009	5- 04/01/2008 to 06/30/2008	6- 01/01/2008 to 06/30/2008
4.01	Net Cash – Operating Activities	4.451.980	16.409.288	13.174.735	26.250.167
4.01.01	Cash Provided by Operating Activities	19.275.001	26.344.851	13.793.146	22.856.659
4.01.01.01	Net Income for the year	7.889.163	14.050.126	9.382.026	16.440.997
4.01.01.02	Minority Interest	0	0	0	0
4.01.01.03	Equity Pick-up	(2.378.468)	(4.021.026)	(1.735.431)	(2.655.657)
4.01.01.04	Goodwill/Discount – Amortization	(1.530)	(3.059)	60.488	117.633
4.01.01.05	Depreciation, Exhaustion and Amortization	2.484.503	4.631.485	1.868.101	3.642.459
4.01.01.06	Loss on Recovery of Assets	(257.107)	(158.420)	(22.920)	(19.724)
4.01.01.07	Write-off of Dry Wells	178.762	652.024	259.702	537.762
4.01.01.08	Residual Value of Fixed Assets Written Off	25.905	30.442	(26.570)	10.353
4.01.01.09	Exchange and Monetary Variation and Charges on Financing	13.250.791	12.554.978	3.510.640	3.720.692
4.01.01.10	Deferred Income and Social Contribution Taxes, Net	(1.917.018)	(1.391.699)	497.110	1.062.144
4.01.02	Changes in Assets and Liabilities	(13.072.750)	(8.215.053)	(111.218)	3.126.614
4.01.02.01	Accounts Receivable	1.622	(37.626)	(177.377)	(1.354.004)
4.01.02.02	Inventories	(242.560)	(1.114.166)	(2.156.043)	(4.671.469)
4.01.02.03	Petroleum and alcohol accounts – STN	(1.915)	(5.499)	(1.680)	(3.191)
4.01.02.04	Exchange Variation of Permanent Assets	0	0	0	0
4.01.02.05	Accounts Payable to Suppliers	(1.685.555)	(2.169.525)	130.811	459.342
4.01.02.06	Taxes, Fees and Contributions	831.637	1.128.232	1.697.410	1.223.739
4.01.02.07	Project Financing Obligations	(1.611)	3.391	91.128	196.908
4.01.02.08	Healthcare and Pension Plans	214.653	463.402	312.719	607.721
4.01.02.09	Short term Operations with Subsidiaries and Affiliated Company	(12.189.021)	(6.483.262)	(8.186)	6.667.568
4.01.03	Others	(1.750.271)	(1.720.510)	(507.193)	266.894
4.01.03.01	Other Assets	(945.663)	(1.243.306)	(742.075)	(531.185)
4.01.03.02	Other Liabilities	(804.608)	(477.204)	234.882	798.079
4.02	Net Cash – Investment Activities	(28.748.594)	(39.090.877)	(6.988.321)	(14.232.795)
4.02.01	Investments in Business Segments	(10.184.086)	(19.921.620)	(7.088.662)	(14.001.268)

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (IN THOUSAND OF REAIS)

1 – CODE	2 – DESCRIPTION	3- 04/01/2009 to 06/30/2009	4- 01/01/2009 to 06/30/2009	5- 04/01/2008 to 06/30/2008	6- 01/01/2008 to 06/30/2008
4.02.02	Investments in Securities	(18.641.538)	(18.560.388)	104.673	104.673
4.02.03	Other Investments	(494.231)	(868.575)	(207.525)	(392.265)
4.02.04	Dividends Received	1.022.673	1.076.089	453.197	661.097
4.02.05	Undertakings Under Negotiation	(451.412)	(816.383)	(250.004)	(605.032)
4.03	Net Cash – Financing Activities	14.738.311	17.031.786	(3.916.493)	(2.507.326)
4.03.01	Financing and Loans, Net	1.788.414	3.199.312	(5.369.615)	(9.042.672)
4.03.02	Non Standard Credit Rights Investment Fund	19.347.663	20.241.496	3.564.144	12.720.204
4.03.03	Dividends Paid to Shareholders	(6.397.766)	(6.409.022)	(2.111.022)	(6.184.858)
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	(9.558.303)	(5.649.803)	2.269.921	9.510.046
4.05.01	Opening Balance of Cash and Cash Equivalents	15.176.814	11.268.314	15.088.074	7.847.949
4.05.02	Closing Balance of Cash and Cash Equivalents	5.618.511	5.618.511	17.357.995	17.357.995

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 04/01/2009 to 06/30/2009 (IN THOUSAND OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – REVENUE RESERVES	7 – RETAINED EARNINGS/ (ACCUMULATED LOSSES) VALUATION	8 – EQUITY ADJUSTMENTS	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	78.966.691	514.857	10.132	64.442.783	6.161.115	294.922	150.390.500
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	78.966.691	514.857	10.132	64.442.783	6.161.115	294.922	150.390.500
5.04	Income / Loss for the Period	0	0	0	0	7.889.163	0	7.889.163
5.05	Distributions	0	0	0	0	(2.632.223)	0	(2.632.223)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ capital	0	0	0	0	(2.632.223)	0	(2.632.223)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	(212)	0	212	0	0
5.07	Equity Evaluation Adjustments	0	0	0	0	0	(777.161)	(777.161)
5.07.01	Adjustments of Marketable Securities	0	0	0	0	0	122.104	122.104
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(899.265)	(899.265)
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase / Decrease in Capital	0	0	0	0	0	0	0
5.09	Constitution / Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Shares in Treasury	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing Balance	78.966.691	514.857	9.920	64.442.783	11.418.267	(482.239)	154.870.279

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 04/01/2009 to 06/30/2009 (IN THOUSAND OF REAIS

1 – CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – REVENUE RESERVES	7 – RETAINED EARNINGS/ (ACCUMULATED LOSSES) VALUATION	8 – EQUITY ADJUSTMENTS	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	78.966.691	514.857	10.284	64.442.783	0	116.524	144.051.139
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	78.966.691	514.857	10.284	64.442.783	0	116.524	144.051.139
5.04	Income / Loss for the Period	0	0	0	0	14.050.126	0	14.050.126
5.05	Distributions	0	0	0	0	(2.632.223)	0	(2.632.223)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(2.632.223)	0	(2.632.223)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	(364)	0	364	0	0
5.07	Equity Evaluation Adjustments	0	0	0	0	0	(598.763)	(598.763)
5.07.01	Adjustments of Marketable Securities	0	0	0	0	0	344.876	344.876
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(943.639)	(943.639)
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase / Decrease in Capital	0	0	0	0	0	0	0
5.09	Constitution / Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Shares in Treasury	0	0	0	0	0	0	0
5.11	Other capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing Balance	78.966.691	514.857	9.920	64.442.783	11.418.267	(482.239)	154.870.279

08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (IN THOUSAND OF REAIS)

1 – Code	2 – Description	3 – 06/30/2009	4 – 03/31/2009
1	Total Assets	305.265.336	304.426.305
1.01	Current Assets	57.621.536	64.234.290
1.01.01	Cash and Cash Equivalents	10.072.162	19.532.364
1.01.01.01	Cash and Banks	2.580.910	2.311.239
1.01.01.02	Short Term Investments	7.491.252	17.221.125
1.01.02	Accounts Receivable, net	14.555.268	14.241.431
1.01.02.01	Customers	14.555.268	14.241.431
1.01.02.01.01	Customers	11.780.041	11.064.823
1.01.02.01.02	Credits with Affiliated Companies	1.015.617	1.068.292
1.01.02.01.03	Other Accounts Receivable	3.205.566	3.568.768
1.01.02.01.04	Allowance for Doubtful Accounts	(1.445.956)	(1.460.452)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	19.674.547	17.957.134
1.01.04	Other	13.319.559	12.503.361
1.01.04.01	Dividends Receivable	2.882	16.372
1.01.04.02	Recoverable Taxes	10.131.727	9.244.555
1.01.04.03	Prepaid Expenses	1.405.845	1.699.911
1.01.04.04	Other Current Assets	1.573.798	1.245.336
1.01.04.05	Marketable Securities	205.307	297.187
1.02	Non-current Assets	247.643.800	240.192.015
1.02.01	Long-Term Assets	24.442.390	23.164.962
1.02.01.01	Credits	7.550.039	7.405.757
1.02.01.01.01	Petroleum and Alcohol Accounts -STN	815.172	813.257
1.02.01.01.02	Marketable Securities	4.487.300	4.295.940
1.02.01.01.03	Investments in Privatization Process	3.193	3.228
1.02.01.01.04	Accounts Receivable, net	2.244.374	2.293.332
1.02.01.02	Credits with Affiliated Companies	138.975	160.020
1.02.01.02.01	With Affiliates	138.975	160.020
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	16.753.376	15.599.185
1.02.01.03.01	Project Financing	0	0
1.02.01.03.02	Deferred Income Tax and Social Contribution	3.212.803	2.742.176
1.02.01.03.03	Deferred ICMS	2.417.944	2.251.058
1.02.01.03.04	Deferred PASEP/COFINS	5.609.634	5.308.835
1.02.01.03.05	Compulsory Loans – Eletrobras	44	10
1.02.01.03.06	Judicial Deposits	1.776.809	1.894.778
1.02.01.03.07	Advance for Migration – Pension Plan	0	0
1.02.01.03.08	Advance to Suppliers	347.211	444.116
1.02.01.03.09	Prepaid Expenses	1.169.715	1.273.125
1.02.01.03.10	Inventories	228.259	305.711

08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (IN THOUSAND OF REAIS)

1 – Code	2 – Description	3 – 06/30/2009	4 – 03/31/2009
1.02.01.03.11	Other Taxes	72.898	346.541
1.02.01.03.12	Other Non-current Assets	1.918.059	1.032.835
1.02.02	Fixed Assets	223.201.410	217.027.053
1.02.02.01	Investments	5.499.256	5.083.978
1.02.02.01.01	In Affiliates	4.159.068	3.943.838
1.02.02.01.02	In Subsidiaries	0	0
1.02.02.01.03	Other Investments	439.603	198.241
1.02.02.01.06	Discount goodwill – Acquisition Investments	(384.502)	(326.393)
1.02.02.01.07	Goodwill – Acquisition Investments	1.285.087	1.268.292
1.02.02.02	Property, Plant and Equipment	207.843.059	200.826.112
1.02.02.03	Intangible	7.260.230	7.845.878
1.02.02.04	Deferred Charges	2.598.865	3.271.085

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (IN THOUSAND OF REAIS)

1 – Code	2 – DESCRIPTION	3 – 06/30/2009	4 – 03/31/2009
2	Liabilities and Shareholders’ Equity	305.265.336	304.426.305
2.01	Current Liabilities	55.737.372	63.584.421
2.01.01	Loans and Financing	12.622.364	15.025.402
2.01.01.01	Financing	11.366.121	13.846.235
2.01.01.02	Interest on Financing	1.256.243	1.179.167
2.01.02	Debentures	0	0
2.01.03	Suppliers	14.498.820	15.881.715
2.01.04	Taxes, Contribution and Participation	12.780.767	12.254.415
2.01.05	Dividends Payable	6.021.731	9.631.176
2.01.06	Accruals	3.439.823	4.560.011
2.01.06.01	Payroll and Related Charges	2.287.037	1.883.043
2.01.06.02	Provision for Contingencies	54.000	54.000
2.01.06.03	Pension Plan	573.935	725.274
2.01.06.04	Healthcare benefits plan	524.851	524.851
2.01.06.05	Profit sharing for employees and management	0	1.372.843
2.01.07	Debts with Subsidiaries and Affiliated Companies	0	0
2.01.08	Other	6.373.867	6.231.702
2.01.08.01	Advances from Customers	582.335	710.937
2.01.08.02	Project Financing	192.250	168.897
2.01.08.03	Undertakings with transfer of benefits, risks and control of assets	463.915	583.644
2.01.08.04	Deferred Income	3.256	6.240
2.01.08.05	Others	5.132.111	4.761.984
2.02	Non-current Liabilities	95.786.069	93.938.218
2.02.01	Long-term Liabilities	95.786.069	93.938.218
2.02.01.01	Loans and Financing	55.256.396	53.958.613
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	29.991.586	29.251.521
2.02.01.03.01	Healthcare Benefits Plan	10.777.883	10.542.729
2.02.01.03.02	Contingency Accrual	805.528	862.424
2.02.01.03.03	Provision for Pension plan	3.521.313	3.396.309
2.02.01.03.04	Deferred Income Tax and Social Contribution	14.833.259	14.395.998
2.02.01.03.05	Other Deferred Taxes	53.603	54.061
2.02.01.04	Subsidiaries and Affiliated Companies	50.699	50.259
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	10.487.388	10.677.825
2.02.01.06.01	Provision for Dismantling of Areas	6.660.227	6.670.499
2.02.01.06.02	Undertakings with transfer of benefits, risks and control of assets	526.033	738.941
2.02.01.06.03	Deferred Income	1.170.898	1.215.038
2.02.01.06.04	Others Accounts and Expenses Payable	2.130.230	2.053.347
2.03	Deferred Income	0	0
2.04	Minority Interest	3.893.928	2.496.833

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (IN THOUSAND OF REAIS)

1 – Code	2 – DESCRIPTION	3 – 06/30/2009	4 – 03/31/2009
2.05	Shareholders’ Equity	149.847.967	144.406.833
2.05.01	Subscribed and Paid-in Capital	78.966.691	78.966.691
2.05.01.01	Paid in Capital	78.966.691	78.966.691
2.05.01.02	Monetary Restatement of Capital	0	0
2.05.02	Capital Reserves	514.857	514.857
2.05.02.01	AFRMM and other	0	0
2.05.02.02	Fiscal Incentive – Income Tax	514.857	514.857
2.05.03	Revaluation Reserve	9.920	10.132
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries and Affiliated Companies	9.920	10.132
2.05.04	Revenue Reserves	58.865.377	58.802.089
2.05.04.01	Legal	9.435.985	9.435.985
2.05.04.02	Statutory	899.378	899.378
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Earnings	0	0
2.05.04.05	Retained Earnings	48.530.014	48.466.726
2.05.04.06	Undistributed Dividends	0	0
2.05.04.07	Others Revenue Reserves	0	0
2.05.05	Equity valuation adjustments	572.716	297.140
2.05.05.01	Adjustments of securities	(29.479)	(180.680)
2.05.05.02	Accumulated translation adjustments	602.195	477.820
2.05.05.03	Adjustments of business combinations	0	0
2.05.06	Retained Earnings/Accumulated losses	10.918.406	5.815.924
2.05.07	Advance for Future Capital Increase	0	0

09.01 – CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 – Code	2 – DESCRIPTION	3- 04/01/2009 to 06/30/2009	4- 01/01/2009 to 06/30/2009	5- 04/01/2008 to 06/30/2008	6- 01/01/2008 to 06/30/2008
3.01	Gross Operating Revenues	55.891.486	109.466.894	68.524.491	127.619.115
3.02	Sales Deductions	(11.287.491)	(22.267.327)	(12.560.592)	(24.819.842)
3.03	Net Operating Revenues	44.603.995	87.199.567	55.963.899	102.799.273
3.04	Cost of Products and/or Services Sold	(24.613.197)	(50.393.467)	(34.465.114)	(63.981.332)
3.05	Gross profit	19.990.798	36.806.100	21.498.785	38.817.941
3.06	Operating Expenses/Reveneus	(8.183.323)	(15.998.210)	(6.695.943)	(12.614.552)
3.06.01	Selling	(1.745.850)	(3.609.992)	(1.802.123)	(3.360.262)
3.06.02	General and Administrative	(1.834.082)	(3.587.101)	(1.617.484)	(3.170.430)
3.06.02.01	Management and Board of Directors Remuneration	(2.670)	(17.255)	(8.598)	(17.113)
3.06.02.02	Administrative	(1.831.412)	(3.569.846)	(1.608.886)	(3.153.317)
3.06.03	Financial	(711.154)	(1.144.938)	(340.501)	(400.204)
3.06.03.01	Income	900.079	1.683.848	530.724	1.316.848
3.06.03.02	Expenses	(1.611.233)	(2.828.786)	(871.225)	(1.717.052)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(4.265.155)	(7.658.125)	(3.455.891)	(6.224.090)
3.06.05.01	Taxes	(175.866)	(326.740)	(130.522)	(279.519)
3.06.05.02	Cost of Research and Technological Development	(368.496)	(704.708)	(373.461)	(790.313)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for The Extraction of Crude Oil and Gas	(790.422)	(1.801.832)	(609.361)	(1.293.930)
3.06.05.05	Healthcare and Pension Plan	(326.381)	(695.229)	(356.072)	(712.145)
3.06.05.06	Net Monetary and Exchanges Variation	(1.749.267)	(2.164.856)	(1.293.661)	(1.470.244)
3.06.05.07	Other Operating Expenses, Net	(854.723)	(1.964.760)	(692.814)	(1.677.939)
3.06.06	Equity Pick-up	372.918	1.946	520.056	540.434
3.07	Operating income	11.807.475	20.807.890	14.802.842	26.203.389
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

09.01 – CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 – Code	2 – DESCRIPTION	3- 04/01/2009 to 06/30/2009	4- 01/01/2009 to 06/30/2009	5- 04/01/2008 to 06/30/2008	6- 01/01/2008 to 06/30/2008
3.09	Income before Taxes/Employee profit sharing	11.807.475	20.807.890	14.802.842	26.203.389
3.10	Income Tax and Social Contribution	(3.852.421)	(6.242.261)	(4.327.803)	(7.556.441)
3.11	Deferred Income Tax	1.656.294	1.203.560	(537.989)	(1.240.398)
3.12	Profit Sharing/ Statutory Contribution	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ capital	0	0	0	0
3.14	Minority Interest	(1.876.852)	(2.218.921)	(220.448)	(450.731)
3.15	Net Income/loss for the period	7.734.496	13.550.268	9.716.602	16.955.819
	NUMBER OF SHARES. EX-TREASURY (Thousand)	8.774.076	8.774.076	8.774.076	8.774.076
	NET INCOME PER SHARE (Reais)	0,88152	1,54435	1,10742	1,93249
	LOSS PER SHARE (Reais)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (IN THOUSAND OF REAIS)

1 – CODE	2 – DESCRIPTION	3- 04/01/2009 to 06/30/2009	4- 01/01/2009 to 06/30/2009	5- 04/01/2008 to 06/30/2008	6- 01/01/2008 to 06/30/2008
4.01	Net Cash – Operating Activities	9.140.417	21.499.222	12.331.329	23.012.614
4.01.01	Cash Provided by Operating Activities	11.053.647	22.824.488	12.663.863	25.036.851
4.01.01.01	Net Income for the Year	7.734.496	13.550.268	9.716.602	16.955.819
4.01.01.02	Minority Interest	1.876.852	2.218.921	220.448	450.731
4.01.01.03	Equity Pick-up	(376.852)	(4.351)	(597.551)	(692.957)
4.01.01.04	Goodwill/Discount – Amortization	3.934	2.405	77.496	152.523
4.01.01.05	Depreciation, Exhaustion and Amortization	3.616.811	6.820.237	2.713.963	5.280.909
4.01.01.06	Loss on Recovery of ASSETS	(106.349)	137.782	(22.920)	(19.724)
4.01.01.07	Write-off of Dry Wells	195.920	757.765	294.192	559.815
4.01.01.08	Residual Value of Fixed Assets Written Off	66.025	180.117	(462.943)	46.825
4.01.01.09	Exchange and Monetary Variation and Charges on Financing	(300.896)	364.904	186.587	1.062.512
4.01.01.10	Deferred Income and Social Contribution Taxes, Net	(1.656.294)	(1.203.560)	537.989	1.240.398
4.01.02	Changes in Assets and Liabilities	(2.442.807)	(871.098)	(2.770.280)	(4.041.075)
4.01.02.01	Accounts Receivable	(988.434)	(761.808)	(2.195.700)	(3.259.148)
4.01.02.02	Inventories	(2.141.898)	(321.162)	(3.352.551)	(5.250.455)
4.01.02.03	Petroleum and Alcohol Accounts – STN	(1.915)	(5.499)	(1.680)	(3.191)
4.01.02.04	Exchange Variation of Permanent Assets	0	0	0	0
4.01.02.05	Accounts Payable to Suppliers	(462.552)	(1.460.536)	2.344.313	2.794.610
4.01.02.06	Taxes, Fees and Contributions	871.073	1.206.322	1.297.004	1.766.863
4.01.02.07	Project Financing Obligations	(2.060)	2.942	91.128	196.908
4.01.02.08	Healthcare and Pension Plans	208.819	474.020	365.406	695.564
4.01.02.09	Short Term Operations with Subsidiaries / Affiliated Companies	74.160	(5.377)	(1.318.200)	(982.226)
4.01.03	Others	529.577	(454.168)	2.437.746	2.016.838
4.01.03.01	Other Assets	(572.130)	(2.166.082)	1.850.987	742.957
4.01.03.02	Other Liabilities	1.101.707	1.711.914	586.759	1.273.881
4.02	Net Cash – Investment Activities	(17.749.764)	(32.176.119)	(11.289.319)	(22.050.484)
4.02.01	Investments in Business Segments	(17.450.112)	(31.542.780)	(11.223.746)	(21.943.253)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (IN THOUSAND OF REAIS)

1 – CODE	2 – DESCRIPTION	3- 04/01/2009 to 06/30/2009	4- 01/01/2009 to 06/30/2009	5- 04/01/2008 to 06/30/2008	6- 01/01/2008 to 06/30/2008
4.02.02	Investments in Securities	245.838	330.713	(43.847)	104.673
4.02.03	Other Investments	(561.876)	(998.489)	(249.430)	(476.243)
4.02.04	Dividends Received	16.386	34.437	227.704	264.339
4.02.05	Undertakings Under Negotiation	0	0	0	0
4.03	Net Cash – Financing Activities	(461.399)	5.136.934	(1.115.194)	(2.531.252)
4.03.01	Financing and Loans, Net	5.936.367	11.545.956	995.828	3.653.606
4.03.02	Non standard Credit Rights Investment Fund	0	0	0	0
4.03.03	Dividends Paid to Shareholders	(6.397.766)	(6.409.022)	(2.111.022)	(6.184.858)
4.04	Exchange Variation on Cash and Cash Equivalents	(389.456)	(276.469)	(440.178)	(455.478)
4.05	Increase (Decrease) in Cash and Cash Equivalents	(9.460.202)	(5.816.432)	(513.362)	(2.024.600)
4.05.01	Opening Balance of Cash and Cash Equivalents	19.532.364	15.888.594	11.559.610	13.070.848
4.05.02	Closing Balance of Cash and Cash Equivalents	10.072.162	10.072.162	11.046.248	11.046.248

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 04/01/2009 to 06/30/2009 (IN THOUSAND OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – REVENUE RESERVES	7 – RETAINED EARNINGS/ (ACCUMULATED LOSSES)	8 – EQUITY VALUATION ADJUSTMENTS	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	78.966.691	514.857	10.132	64.442.783	6.161.115	294.922	150.390.500
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	78.966.691	514.857	10.132	64.442.783	6.161.115	294.922	150.390.500
5.04	Income / Loss for the Period	0	0	0	0	7.889.163	0	7.889.163
5.05	Distributions	0	0	0	0	(2.632.223)	0	(2.632.223)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Capital	0	0	0	0	(2.632.223)	0	(2.632.223)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Realization of pRofit Reserves	0	0	(212)	0	212	0	0
5.07	Equity Evaluation Adjustments	0	0	0	0	0	(777.161)	(777.161)
5.07.01	Adjustments of Marketable Securities	0	0	0	0	0	122.104	122.104
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(899.265)	(899.265)
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase / Decrease in Capital	0	0	0	0	0	0	0
5.09	Constitution / Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Shares in Treasury	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	(5.577.406)	(499.861)	1.054.955	(5.022.312)
5.12	Others	0	0	0	(5.577.406)	(499.861)	1.054.955	(5.022.312)
5.13	Closing Balance	78.966.691	514.857	9.920	58.865.377	10.918.406	572.716	149.847.967

11.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 31/03/2009 (IN THOUSAND OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – REVENUE RESERVES	7 – RETAINED EARNINGS/ (ACCUMULATED LOSSES)	8 – EQUITY VALUATION ADJUSTMENTS	9 – TOTAL SHAREHOLDERS’ EQUITY

5.01	Opening Balance	78.966.691	514.857	10.284	64.442.783	0	116.524	144.051.139
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	78.966.691	514.857	10.284	64.442.783	0	116.524	144.051.139
5.04	Income / Loss for the Period	0	0	0	0	14.050.126	0	14.050.126
5.05	Distributions	0	0	0	0	(2.632.223)	0	(2.632.223)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Capital	0	0	0	0	(2.632.223)	0	(2.632.223)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	(364)	0	364	0	0
5.07	Equity Evaluation Adjustments	0	0	0	0	0	(598.763)	(598.763)
5.07.01	Adjustments of Marketable Securities	0	0	0	0	0	344.876	344.876
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(943.639)	(943.639)
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase / Decrease in Capital	0	0	0	0	0	0	0
5.09	Constitution / Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Shares in Treasury	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	(5.577.406)	(499.861)	1.054.955	(5.022.312)
5.12	Others	0	0	0	(5.577.406)	(499.861)	1.054.955	(5.022.312)
5.13	Closing Balance	78.966.691	514.857	9.920	58.865.377	10.918.406	572.716	149.847.967

FEDERAL PUBLIC SERVICE (FOR USE BY THE COMPANY FOR SIMPLE CHECKING)
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30,2009

00951-2 PETRÓLEO BRASILEIRO S.A. - PETROBRAS 33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

1 Presentation of the financial statements

The quarterly information includes the changes in the corporation law introduced by Laws 11.638/07 and 11.941/09, which amended the articles of Law 6.404/76 in the articles that referred to the preparation of the financial statements. Therefore, the amounts referring to the second quarter and first semester of 2008 were reclassified in order to adjust them to the statements for the current period, thus facilitating comparability, as presented below:

	R$ thousand

	Results for the 1st semester of 2008

	Consolidated	Parent Company

Balances of the quarterly information as of June 30, 2008 prior to
the application of Laws 11.638/07 and 11.941/08:	15.708.388	15.116.625

Government subsidies and assistance	373.874	373.874
Financial instruments available for sale	144.042	144.042
Derivative financial instruments	(40.401)	(67.002)
Contractual commitments with transfer of benefits, risks and
control of assets	525.688	519.971
Effects of the changes in the exchange rates and translation of
financial statements	244.228	353.487

	1.247.431	1.324.372

Balances of the quarterly information as of June 30, 2008
adjusted for purposes of comparability:	16.955.819	16.440.997

In shareholders' equity as of June 30, 2008, the effects resulting from the initial adoption of the new legislation on January 1, 2008, net of tax effect, when applicable, totaled an increase of R$ 1.386.691 thousand in the Parent company and R$ 1.338.514 thousand in Consolidated.

As from fiscal year 2009, as established in CPC 13 – Initial Adoption of Law 11.638/07 and Law 11.941/09, goodwill originating from expectations of deferred income, arising from acquisition of other companies, will no longer be amortized and will be subject to impairment testing. In the first semester of 2008 this amortization totaled R$ 143.164 thousand in the Parent Company and R$ 187.750 thousand in Consolidated.

The Board of Directors, in a meeting held on August 14, 2009, authorized the publication of these financial statements.

1.1 Transitory Tax Regime (TTR)

The amounts presented in the Quarterly Information as of June 30, 2009 take into consideration the adoption of the Transitory Tax Regime (TTR) by the Company, as permitted by Law 11.941, of May 27, 2009, the purpose of which is to maintain the fiscal neutrality of the changes in the Brazilian Corporation Law introduced by Law 11.638/07. The definitive option for the Transitory Tax Regime (TTR) will be manifested later in the year, at the time of delivery of the corporate economic and tax information return (DIPJ). The temporary tax effects generated on account on applying the Transitory Tax Regime (TTR), when applicable, are computed and presented in deferred income and social contribution taxes.

2 Significant accounting policies

2.1 Accounting estimates

In the preparation of the financial statements it is necessary to use estimates for certain assets, liabilities and other transactions. Accordingly, the Company’s financial statements include a number of estimates with respect to the selection of the useful lives of property, plant and equipment, of intangible assets and the market value of financial instruments, provisions for contingent liabilities, the calculation of the provisions for income-tax and other similar provisions.

2.2 Effects of changes in exchange rates and translation of financial statements

The Company’s functional currency, as established by Management, is the Real.

The exchange variations on investments in subsidiaries and affiliated companies with a functional currency different from the Parent Company are recorded in shareholders’ equity, as an accumulated translation adjustment and are transferred to the statement of income upon realization of the investments.

The income statements of invested companies in a stable economic environment with a functional currency different from the Parent Company are translated by the monthly average exchange rate, and the other items of shareholders’ equity are translated at the historic rate.

2.3 Intangible assets

Goodwill from expectations of future profitability resulting from the acquisition of a controlling interest (subsidiaries and jointly controlled subsidiaries) is presented as intangible assets and the goodwill resulting from acquisition of interests in affiliated companies is presented in investments.

This goodwill is no longer amortized and is subject to impairment testing. The effects of this amortization in the first half of 2008 are presented in Note 1.

2.4 Contracts with transfer of benefits, risks and control of assets

The Company records the rights that have as their objects tangible assets intended for the maintenance of the Company’s activities resulting from operations that transferred the benefits, risks and control of these assets, as well as their correlated liability, in its property, plant and equipment at their fair value or, if lower, at the present value of the minimum payments of the contract.

2.5 Government subsidies and assistance

Government subsidies for investments, received as from January 1, 2008, are recognized as revenue throughout the period, compared with the expenses that it intends to offset on a systematic basis, and are applied in Petrobras in the following manner:

Subsidies with re-investments: in the same proportion as the depreciation of the asset; and

Direct subsidies related to the operating profit: directly in the results.

The amounts allocated in the statement of income will be distributed to the tax incentive reserve.

The balances of the capital reserves referring to donations and subsidiaries for investment, as of December 31, 2007, were held in the shareholders’ equity until their total use, as established in Law 6.404/76.

2.6 Transaction costs and premiums on issuing securities

The Company presents equity titles and instruments of indebtedness at the amount received, i.e. net of the transaction costs, discounts and premiums incurred.

2.7 Adjustment to present value

The Company applies the adjustment to present value to material transactions.

2.8 Financial instruments

The cash flow hedges are recorded in the balance sheet at their fair value when they qualify as effective hedge, with effects in shareholders’ equity, and later reclassification to the results when the transaction that is the object of the hedge has an impact on the results.

The derivative financial instruments used for hedge against changes in prices of oil and oil products are marked to market during their periods of effectiveness, with impacts in the financial results.

The adjustment to market value of the securities available for sale is presented in shareholders’ equity until their settlement, when it will be transferred to the statement of income.

2.9 Deferred charges

The Company maintained the balance of deferred assets as of December 31, 2008, which will continue to be amortized in up to 10 years, subject to impairment testing in conformity with the Law 11.941/09.

2.10 Revaluation reserve

The Company maintained the balance of the respective revaluation reserves as of December 31, 2007 until their total realization, in conformity with the Law 11.638/07.

2.11 Other operating income and expenses

The results from the disposal and write-off of assets of a permanent nature are presented as other operating income and expenses, except the balances resulting from Capital gains and losses on investments which are presented in the results of interests in investments.

3 Cash and cash equivalents

		R$ thousand

	Consolidated		Parent Company

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

Cash and banks	2.580.910	2.311.239	526.964	424.094
Interest earning bank deposits
- In Brazil
Exclusive investment funds:
. Interbank deposit	1.765.139	5.554.016	875.187	4.165.962
. Government bonds	177.174	3.636.752
. Credit rights			3.207.862	6.557.452
Financial investment funds:
. Exchange	5.041	125.540
. Interbank deposit	2.026.735	1.800.835
Other	191.562	524.889	101.654	313.115

	4.165.651	11.642.032	4.184.703	11.036.529

- Foreign
. Time deposit	1.848.558	3.234.476	735.845	2.860.065
. Fixed interest security	1.477.043	2.344.617	170.999	856.126

	3.325.601	5.579.093	906.844	3.716.191

Total financial investments	7.491.252	17.221.125	5.091.547	14.752.720

Total cash and cash equivalents	10.072.162	19.532.364	5.618.511	15.176.814

The financial investments in Brazil have immediate liquidity and comprise quotas in exclusive funds, whose proceeds are invested in federal government bonds and financial derivative operations, executed by the managers of the funds, with the US dollar futures contracts and interbank deposits (DI) guaranteed by the Brazilian Futures and Commodities Exchange (BM&F). The exclusive funds do not have material financial obligations and are limited to the obligations of daily adjustments of the positions on the BM&F, audit services, service fees related to the custody of assets and execution of financial operations and other administrative expenses. Financial investment balances are recorded at cost, plus accrued income, which is recognized proportionally up to the balance sheet date at amounts not exceeding their respective market values.

At June 30, 2009, the Parent Company had amounts invested in the Petrobras System’s non-standard credit investment fund (FIDC-NP). This investment fund is intended predominantly for acquiring performing and/or non-performing credit rights from operations carried out by companies in the Petrobras System, and aims at optimizing the financial management of the cash of the Parent Company and its subsidiaries. The assignments of credit rights recorded in the current liabilities of the Parent Company in the amount of R$ 26.006.025 thousand (R$ 6.658.362 thousand at March 31, 2009) were offset in the Consolidated statements with the amounts invested in the FIDC-NP. The investments in government bonds in the FIDC-NP are recorded under cash and cash equivalents (Consolidated) according to their respective realization terms.

At June 30, 2009, the subsidiaries PifCo and Brasoil had amounts invested abroad in an investment fund that held, amongst others, debt securities of companies of the Petrobras System and a Specific Purpose Entity related to the Company’s projects, mainly the CLEP, Malhas and Marlim Leste (P-53) projects, equivalent to R$ 11.415.622 thousand and R$ 12.320.180 thousand, respectively. These amounts refers to the consolidated companies and were offset against the balance of financing in current and non-current liabilities.

4 Trade accounts receivable, net

		R$ thousand

	Consolidated		Parent Company

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

Trade accounts receivable
Third parties	15.131.592	14.665.026	3.234.372	3.185.868
Related parties (Note 5.1)	1.154.592	1.228.312	80.952.976 (*)	98.398.229 (*)
Other	3.205.565	3.568.771	2.946.672	2.997.315

	19.491.749	19.462.109	87.134.020	104.581.412

Less: allowance for doubtful accounts	(2.553.132)	(2.767.326)	(279.118)	(279.731)

	16.938.617	16.694.783	86.854.902	104.301.681

Less: non-current trade accounts
receivable, net	(2.383.349)	(2.453.352)	(74.241.286)	(90.772.301)

Short-term accounts receivable, net	14.555.268	14.241.431	12.613.616	13.529.380

(*) It does not include the balances of the dividends receivable of R$ 171.554 thousand as of June 30, 2009 (R$ 998.693 thousand as of March 31, 2009), reimbursements receivable of R$ 1.390.650 thousand as of June 30, 2009 (R$ 1.218.172 thousand as of March 31, 2009) and Credit Assignment Investment Fund of R$ 3.792.644 thousand as of June 30, 2009 (R$ 5.929.329 thousand at March 31, 2009).

Change in allowance for doubtful accounts	R$ thousand

	Consolidated		Parent Company

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

Balance the beginning of the quarter	2.767.326	2.813.902	279.731	291.265
Additions (*)	122.655	21.749	4.817	1.977
Write-offs (*)	(336.849)	(68.325)	(5.430)	(13.511)

Balance at the end of the quarter	2.553.132	2.767.326	279.118	279.731

Current	1.445.956	1.460.452	279.118	279.731
Non-current	1.107.176	1.306.874

(*) Includes exchange variation on the allowance for doubtful accounts recorded in companies abroad.

5 Related parties

Petrobras carries out commercial transactions with its subsidiaries and special purpose entities under normal market conditions. The transactions for the purchase of oil and oil products carried out by Petrobras with its subsidiary PifCo have longer settlement terms due to the fact that PifCo is a subsidiary created for this purpose, with the levying of the due charges in the period. The passing on of prepayments for exports and the raising of capital on the international market are carried out at the same rates as those obtained by the subsidiary. The intercompany loans are established based on normal market conditions and in accordance with specific legislation.

At June 30, 2009 and March 31, 2009, losses are not expected on the realization of these accounts receivable.

5.1 Assets

	R$ thousand

	PARENT COMPANY

	CURRENT ASSETS			NON-CURRENT ASSETS

	Accounts receivable, mainly for sales	Cash and cash equivalents and securities	Dividends receivable	Advance for future capital increase	Amounts related to construction of gas pipeline	Loans	Other operations	Reimbursement receivable	TOTAL ASSETS

SUBSIDIARIES (*)
Petroquisa	9.503			131.000					140.503
BR Distribuidora	1.170.976					222.850			1.393.826
Gaspetro	1.041.164		119.418	658.030	826.232	13.977			2.658.821
PifCo	2.278.694					39.413.560	23.757		41.716.011
PNBV	23.619			9.597			7.260		40.476
Downstream	225.253					304.766			530.019
Transpetro	308.023								308.023
PIB-BV Netherlands	231.595						74.608		306.203
Brasoil	15.290					31.145.597	3.912		31.164.799
BOC	143					338.306	188		338.637
Refinaria Abreu e Lima S.A.	758		3	70.700					71.461
Petrobras Comercializadora Energia Ltda	33.237		90						33.327
Petrobras Biocombustível S.A.	60.503								60.503
Marlim Participações S.A			52.043						52.043
Thermoelectric power plants	337.728			117.621		238.458			693.807
Other subsidiaries	63.477						5		63.482

	5.799.963		171.554	986.948	826.232	71.677.514	109.730		79.571.941
SPECIAL PURPOSE ENTITIES
Nova Transportadora do Nordeste - NTN	414.558							71.236	485.794
Nova Transportadora do Sudeste - NTS	453.964							34.397	488.361
Transportadora Urucu Manaus - TUM	290.264								290.264
PDET Off Shore								1.091.955	1.091.955
Cayman Cabiúnas Investment								192.934	192.934
Transportadora Gasene S.A	42.857								42.857
Credit Rights Investment Fund (**)	584.782	22.092.955							22.677.737
Others SPE`s								128	128

	1.786.425	22.092.955						1.390.650	25.270.030
AFFILIATED COMPANIES	350.943								350.943

06/30/2009	7.937.331	22.092.955	171.554	986.948	826.232	71.677.514	109.730	1.390.650	105.192.914
03/31/2009	7.661.246	6.557.452	998.693	922.199	922.708	88.135.674	128.279	1.218.172	106.544.423
(*) Includes its subsidiaries and jointly controlled subsidiaries
(**) Includes R$ 1.260.756 in prepaid expenses.

Interest rates for active loans

	R$ thousand

Index	06.30.2009	03.31.2009

TJLP + 5% p.a.	52.224	53.448
LIBOR + 1 to 3% p.a.	70.897.463	87.204.031
1.70% p.a.	304.766	381.519
101% of CDI	184.604	239.666
14.5% p.a.	81.167	83.271
IGPM + 6% p.a.	157.290	173.739
Other rates

	71.677.514	88.135.674

Bolivia-Brazil gas pipeline

The section of the Bolivia-Brazil gas pipeline in Bolivia is the property of the company Gás Transboliviano S.A. (GTB), in which Gaspetro holds a minority interest (11%).

A US$ 350 million turnkey contract for the construction of the Bolivian section of the pipeline was entered into with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), which was subsequently passed on to GTB, and it is being paid off in the form of transport services over 12 years, since January 2000.

At June 30, 2009 the balance of the rights for future transport services, on account of costs already incurred in the construction up to that date, plus interest 10.7% p.a., is R$ 435.092 thousand (R$ 541.475 thousand at March 31, 2009), of which R$ 310.696 thousand is classified in Long-term assets as an advance to suppliers (R$ 407.731 thousand at March 31, 2009) which includes the amount of R$ 116.536 thousand (R$ 139.428 thousand at March 31, 2009) related to the anticipated acquisition of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO – Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG), a subsidiary of Gaspetro. At June 30, 2009, Petrobras’ total receivable from TBG for management, forwarding of costs and financing related to the construction of the gas pipeline and the anticipated acquisition of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO) was R$ 826.232 thousand (R$ 922.708 thousand at March 31, 2009), and is classified under Long-term assets as accounts receivable, net.

5.2 Liabilities

	R$ thousand

	PARENT COMPANY

	CURRENT LIABILITIES						NON-CURRENT LIABILITIES

	Suppliers, mainly for purchases of oil and oil products	Advances from clients	Affreightment of Platforms	Contractual commitments with transfer of benefits, risks and control of assets	Assigned receivables flow - FIDC	Other operations	Contractual commitments with transfer of benefits, risks and control of assets	Loans	Other operations	TOTAL LIABILITIES

SUBSIDIARIES (*)
Petroquisa	(30.626)					(27)				(30.653)
BR Distribuidora	(221.617)	(6.790)							(304.181)	(532.588)
Gaspetro	(518.511)	(266.391)								(784.902)
PifCo	(46.841.360)	(511.290)							(580.796)	(47.933.446)
PNBV	(62.946)		(1.473.788)							(1.536.734)
Downstream	(95.097)									(95.097)
Transpetro	(524.372)					(50)				(524.422)
PIB-BV Netherlands	(325.993)	(9.126)				(5)				(335.124)
Brasoil	(4.845)	(936)	(48.160)							(53.941)
Thermoelectric power plants	(277.179)			(13.571)			(615.958)			(906.708)
Cia Petrolífera Marlim				(256.161)			(346.546)			(602.707)
Other subsidiaries	(28.023)	(32)								(28.055)

	(48.930.569)	(794.565)	(1.521.948)	(269.732)		(82)	(962.504)		(884.977)	(53.364.377)
SPECIAL PURPOSE ENTITIES
PDET Offshore				(534.040)		(138.943)	(1.641.082)			(2.314.065)
Nova Transportadora do Nordeste - NTN				(607.696)			(745.786)			(1.353.482)
Nova Transportadora do Sudeste - NTS				(816.972)			(753.843)			(1.570.815)
Cayman Cabiunas Investment Co.				(281.411)						(281.411)
Cia Locadora de Equipamentos Petrolíferos				(1.204.013)			(2.330.849)			(3.534.862)
Charter Development LLC				(288.807)			(3.313.937)			(3.602.744)
Barracuda Caratinga Leasing Co BV				(850.472)						(850.472)
Gasene Participações S/A				(182.641)			(1.241.231)			(1.423.872)
Credit Rights Investment Fund (**)					(26.006.025)					(26.006.025)
Others SPE's				(4.260)						(4.260)

				(4.770.312)	(26.006.025)	(138.943)	(10.026.728)			(40.942.008)
AFFILIATED COMPANIES	(108.254)	(15.361)						(47.735)		(171.350)

06/30/2009	(49.038.823)	(809.926)	(1.521.948)	(5.040.044)	(26.006.025)	(139.025)	(10.989.232)	(47.735)	(884.977)	(94.477.735)
03/31/2009	(61.502.968)	(421.950)	(1.675.053)	(4.709.029)	(6.658.362)	(206.393)	(12.536.200)	(47.276)	(829.121)	(88.586.352)
(*) Includes its subsidiaries and jointly controlled subsidiaries

5.3 Results

	PARENT COMPANY

	Results

	Operating income, mainly from sales	Net financial income (expenses)	Exchange and monetary variations, net	TOTAL RESULTS

SUBSIDIARIES (*)
Petroquisa	144.459		504	144.963
BR Distribuidora	24.243.707	(4.850)	8.701	24.247.558
Gaspetro	2.041.047	(6.163)	(131.270)	1.903.614
PifCo	7.901.625	(12.480)	(355.352)	7.533.793
PNBV			315.729	315.729
Downstream	1.485.525	2.828	(80.255)	1.408.098
Transpetro	221.307		12.771	234.078
PIB-BV Netherlands	42.017		(7.581)	34.436
Brasoil		802.051	(5.688.154)	(4.886.103)
BOC		12.267	(67.323)	(55.056)
Petrobras Comercializadora Energia Ltda	130.744		1.341	132.085
Thermoelectric power plants	33.291	(29.584)	16.686	20.393
Cia Petrolífera Marlim		(51.186)		(51.186)
Other subsidiaries	126.795		(227)	126.568

	36.370.517	712.883	(5.974.430)	31.108.970
SPECIAL PURPOSE ENTITIES
Nova Transportadora do Nordeste - NTN		(3.899)	274.612	270.713
Nova Transportadora do Sudeste - NTS		(24.273)	315.367	291.094
Transportadora Urucu Manaus - TUM	106.765			106.765
Cia. Locadora de Equipamentos Petrolíferos		(253.405)		(253.405)
PDET Offshore		(250.960)		(250.960)
Charter Development LLC		(136.633)	693.796	557.163
Cayman Cabiunas Investment Co.		(14.446)	55.797	41.351
Gasene Participações S/A		(12.171)		(12.171)
Transportadora Gasene	46.370			46.370
Barracuda & Caratinga Leasing		(12.683)	185.887	173.204
Credit Rights Investment Fund		757.658		757.658
Other jointly controlled subsidiaries		(821)	951	130

	153.135	48.367	1.526.410	1.727.912

AFFILIATED COMPANIES	3.380.771	(1.463)	(2.190)	3.377.118

First Semester 2009	39.904.423	759.787	(4.450.210)	36.214.000
First Semester 2008	42.250.024	(227.025)	(2.050.806)	39.972.193
(*) Includes its subsidiaries and jointly controlled subsidiaries

5.4 Guarantees obtained and granted

Petrobras has a policy of granting guarantees to its subsidiaries for certain financial operations carried out abroad.

The guarantees offered by Petrobras are made based on contractual clauses that support the financial operations between the subsidiaries and third parties, guaranteeing the purchase of the debt in the event of default on the part of the subsidiaries.

At June 30, 2009 and March 31, 2009, the financial operations carried out by these subsidiaries and guaranteed by Petrobras present the following balances to be settled:

Date of maturity of operations	R$ thousand

	06.30.2009					03.31.2009

	Brasoil	PNBV	PifCo	PIB-BV	Total	Total

2009		1.161.202	87.822		1.249.024	1.944.768
2010	132.718	390.320	634.270	331.772	1.489.080	952.610
2011		859.973	9.253.219		10.113.192	3.984.344
2012		903.591			903.591	1.071.938
2013		165.886	730.310		896.196	1.063.165
2014		644.028	1.545.404		2.189.432	2.620.494
2015 onwards		3.902.666	12.103.696	585.480	16.591.842	19.714.359

	132.718	8.027.666	24.354.721	917.252	33.432.357	31.351.678

In conformity with Decree 4.543/2002, which established the Special Customs Regime for Exporting and Importing Assets Intended for Research Activities and Exploitation of Oil and Natural Gas Deposits - Repetro, Petrobras has been importing and exporting equipment and material under this regime. The benefit of these operations made via Repetro is the temporary suspension of federal taxes for the period in which the aforementioned materials and equipment remain in Brazil. An appropriate surety, signed by third parties, as a way of guaranteeing the payment of the suspended taxes, is required.

The appropriate sureties are being granted by Petrobras Distribuidora S/A – BR and Petrobras Gás S/A – Gaspetro, and the remuneration charged is fixed at 0,30% p.a. on the amount of federal taxes that are suspended.

At June 30, 2009 and March 31, 2009, the annual expenses incurred by Petrobras for obtaining the appropriate sureties were:

	R$ thousand

	06.30.2009	03.31.2009

BR	10.122	5.068
Gaspetro	4.294

Total	14.416	5.068

5.5 Transactions with government entities and pension funds

The Company is controlled by the Federal Government and carries out various transactions with government entities in the normal course of its operations.

Significant transactions with government entities and a pension fund resulted in the following balances:

	R$ thousand

	Consolidated

	06.30.2009		03.31.2009

	Assets	Liabilities	Assets	Liabilities

Petros (Pension fund)	0	321.657	0	297.839
Banco do Brasil S.A.	1.867.044	5.391.848	1.376.303	6.130.780
BNDES	-	10.387.333	-	10.788.448
Caixa Econômica Federal	337	3.614.100	416	3.615.883
Federal government - Proposed dividends	-	1.949.844	-	3.286.631
Deposits tied to legal proceedings (CEF and BB)	2.019.940	89.401	1.626.134	85.873
Petroleum and alcohol account - Federal government credits	815.172	0	813.257	0
Government bonds	4.551.985	0	7.783.284	0
Other	571.649	314.316	605.709	383.806

	9.826.127	22.068.499	12.205.103	24.589.260

Current	2.437.312	5.575.457	5.439.487	7.918.194
Non-current	7.388.815	16.493.042	6.765.616	16.671.066

The balances are classified in the Balance Sheet as follows:

	R$ thousand

	Consolidated

	06.30.2009		03.31.2009

	Assets	Liabilities	Assets	Liabilities

Assets
Current:	2.437.312		5.439.487

Cash and cash equivalents	1.944.670		4.934.973
Trade accounts receivable, net	57.235		64.358
Other current assets	435.407		440.156

Non-current:	7.388.815		6.765.616

Petroleum and alcohol account - STN	815.172		813.257
Deposits in court	2.019.940		1.625.024
Marketable securities	4.417.461		4.168.445
Other long-term assets	136.242		158.890

Liabilities
Current:		5.575.457		7.918.194

Financing		3.099.297		3.332.616
Proposed dividends		2.392.186		4.020.430
Other current liabilities		83.974		565.148

Non-current:		16.493.042		16.671.066

Financing		16.341.617		16.523.272
Other non-current liabilities		151.425		147.794

	9.826.127	22.068.499	12.205.103	24.589.260

5.6 The Company’s key personnel remuneration

The total remuneration of short-term benefits for the Company’s key personnel during the first semester of 2009 was R$ 4.053 thousand (R$ 2.995 thousand in the first semester of 2008), referring to seven officers and eight board members.

6 Inventories

	R$ thousand

	Consolidated		Parent Company

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

Products:
Oil products (*)	5.143.611	5.354.929	3.943.901	4.342.377
Alcohol (*)	597.792	675.219	287.890	343.794

	5.741.403	6.030.148	4.231.791	4.686.171

Raw materials, mainly crude oil (*)	8.329.436	6.482.945	6.198.484	5.454.570
Maintenance materials and supplies (*)	3.502.582	3.436.294	3.072.962	2.986.010
Advances to suppliers	1.889.587	1.752.712	1.815.656	1.686.313
Other	439.798	560.746	105.495	70.120

Total	19.902.806	18.262.845	15.424.388	14.883.184

Current	19.674.547	17.957.134	15.196.129	14.577.473
Non-current	228.259	305.711	228.259	305.711
(*) Includes imports in transit.

Raw material and oil and alcohol products are stated at the average value of the importing and production costs adjusted, when applicable, to their realization value.

7 Petroleum and alcohol accounts – STN

In order to settle accounts with the Federal Government pursuant to Provisional Measure 2181, of August 24, 2001, after providing all the information required by the National Treasury Department (STN), Petrobras is seeking to settle the remaining differences between the parties.

At June 30, 2009, the balance of the account was R$ 815.172 thousand (R$ 813.257 thousand at March 31, 2009) and this can be settled by the Federal Government by issuing National Treasury Notes in an amount equal to the final balance for the settling of accounts or through offsetting against other amounts that Petrobras may be owing the Federal Government at the time, including tax related amounts or a combination of the foregoing operations.

8 Marketable securities

	R$ thousand

	Consolidated		Parent Company

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

Available for sale	4.242.900	3.996.469	4.035.338	3.801.004
Trading	26.172	109.917
Held until maturity	423.535	486.741	18.893.441	8.486

	4.692.607	4.593.127	22.928.779	3.809.490

Less: current portion of securities	205.307	297.187	18.885.093

Non-term portion of securities	4.487.300	4.295.940	4.043.686	3.809.490

The securities, classified as long-term, are composed as follows:

	R$ thousand

	Consolidated		Parent Company

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

NTN-B	4.248.149	4.001.504	4.035.338	3.801.004
B Certificates	64.642	117.921
Other	174.509	176.515	8.348	8.486

	4.487.300	4.295.940	4.043.686	3.809.490

The Series B National Treasury Notes (NTN-B) were given as a guarantee to Petros, on October 23, 2008, after signing the financial commitment agreement entered into between Petrobras and subsidiaries that are sponsors of the Petros Plan, unions and Petros, for settling of obligations with the pension plan. The face value of the NTN-B is indexed to the variation of the Amplified Consumer Price Index (IPCA). The coupon interest will be paid half-yearly at the rate of 6% p.a. on the updated nominal value of these papers and their maturities are in 2024 and 2035. At June 30, 2009, the balances of the National Treasury Notes – Series B (NTN-B) are updated according to their market value, based on the average price published by the National Association of Open Market Institutions (ANDIMA).

The B certificates were received by Brasoil on account of the sale of platforms in 2000 and 2001, with half-yearly maturities until 2011 and yielding interest equivalent to Libor plus 0,70% p.a. to 4,25% p.a.

At June 30, 2009, the Parent company had resources invested in a non standard credit assignment investment fund (FIDC-NP), related to non-performing credit rights of its operating activities in the amount of R$ 18.885.093 thousand (item 1.01.04.05 of Current liabilities).

9 Project financing

Petrobras carries out projects jointly with Brazilian and international financial agents and with companies in the petroleum and energy sector for the purpose of making feasible the investments needed in the business areas in which the Company operates.

Considering that the project financing is made feasible through Special Purpose Entities (SPE), the activities of which are essentially controlled by Petrobras, the expenditure incurred by the Company on account of the projects being negotiated or already negotiated with third parties is classified in the consolidated financial statements as Non-current assets – Property, plant and equipment.

9.1 Special purpose entities

a) Project financing

Project / Estimated
investment	Purpose	Main guarantees	Current stage
Barracuda and Caratinga US$ 3.1 billion	To make the development of the production of the Barracuda and Caratinga fields, in the Campos Basin viable. SPE Barracuda e Caratinga Leasing Company B.V. (BCLC) is responsible for setting up all the assets (wells, submarine equipment and production units)required for the project. It is also the owner of them.	Guarantee provided by Brasoil to cover BCLC’s financial needs.	Operating.

NovaMarlim US$ 834 million	Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which provides submarine equipment for petroleum production and reimburses operating costs arising from operating and maintaining the field assets through an advance already made to Petrobras.	30% of the production of the field limited to 720 days.	Operating. The exercise of the option for purchase of the shares of Nova Marlim Participações (holding company of Nova Marlim) by Petrobras is forecast for the second half of 2009.

CLEP US$ 1.25 billion	Companhia Locadora de Equipamentos Petrolíferos (CLEP) provides for the use of Petrobras assets linked to petroleum production located in the Campos Basin, through a lease agreement for a period of 10 years, at the end of which Petrobras will have the right to acquire the shares of the SPE or the project’s assets.	Lease prepayments, in the event the revenue is not sufficient to meet obligations with financiers.	Operating.

PDET US$ 1.18 billion	PDET Offshore S.A. is the owner of the project’s assets and its purpose is to improve the infrastructure for transfer of the oil produced in the Campos Basin to the refineries in the Southeast Region and for export. These assets have been leased to Petrobras until 2019.	All the project’s assets	Operating.

Malhas	A consortium between Transpetro, Transportadora Associada de Gás (TAG), ex TNS, Nova Transportadora do Sudeste (NTS)	Prepayments based on transport	Operating.

Project / Estimated
investment	Purpose	Main guarantees	Current stage
US$ 1.11 billion	and Nova Transportadora do Nordeste (NTN). NTS and NTN contribute to the consortium through building assets related to the transport of natural gas. TAG (a company fully owned by Gaspetro) provides assets already built previously. Transpetro contributes as operator of the gas pipelines.	capacity to cover any eventual consortium cash shortages.

Modernization of Revap US$ 1.65 billion	The purpose of this project is to increase the capacity of the Henrique Lage Refinery (Revap)for processing Brazilian heavy oil, to adjust the diesel that it produces to new Brazilian specifications and to reduce the emission of pollutants. In order to do this the specific purpose entity Cia. de Desenvolvimento e Modernização de Plantas Industriais (CDMPI)was created, which will build and rent to Petrobras a delayed coking unit, a coke naphtha hydro-treatment unit and correlated units to be installed in this refinery. The Executive Committee authorized an additional payment of funds of US$ 450 million through issuing promissory notes, amounting to a total of US$ 750 million.	Prepayments of leasing to cover any eventual cash shortages of CDMPI.	In the stage of building the assets.

Cabiúnas US$ 850 million Consolidated in the leasing agreement	Project with the purpose of increasing the transport capacity for the Campos Basin gas production. Cayman Cabiunas Investment Co. Ltd. (CCIC) provides the assets to Petrobras under an international lease agreement.	Pledge of 10.4 billion m3 of gas.	Operating.

Gasene US$ 3 billion	Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines for transport of natural gas with a total length of 1.4 thousand kilometers and a transport capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in the state of Bahia.	Pledge of credit rights. Pledge of the shares of the SPE.	Long-term financing was signed with BNDES in December 2007 in an amount equivalent to R$ 4.51 billion, including funds transferred from the China Development Bank (CDB) in the amount of US$ 750 million. Notes in the amount equivalent to R$ 1.3 billion were issued and acquired by BB Fund SPC. The first segment of the Gasene project, the Cabiúnas- Vitória gas pipeline, entered into operation on November 10, 2008. The second segment of the Cacimbas-Catu gas pipeline is in the construction stage.

Marlim Leste (P-53) US$ 1.8 billion	To develop the production of the Marlim Leste field, Petrobras will use a stationary production unit, P-53, which will be chartered from Charter Development LLC. The bare boat charter agreement will be executed for a period of 15 years as from the date of signing.	All the project’s assets will be given in guarantee.	The project entered into operation at the end of November 2008.

Project / Estimated
investment	Purpose	Main guarantees	Current stage
Other (Albacora, Albacora/Petros and PCGC) US$ 495.5 million		Ownership of the assets or payment of an additional lease in the event the revenue is not sufficient to meet obligations with financiers.	Operating.

b) Project financing in progress

Project / Estimated		Main
investment	Purpose	guarantees	Current stage
Amazônia US$ 2.1 billion	Construction of 385 km of gas pipeline between Coari and Manaus, and 285 km of LPG pipeline between Urucu and Coari, both of which are under the responsibility of Transportadora Urucu Manaus S.A.; and the construction of a 488 MW thermal electric power station through Companhia de Geração Termelétrica Manauara S.A.	Pledge of credit rights. Pledge of the shares of the SPE.	Long-term financing in the amount of R$ 2.49 billion was signed with BNDES in December 2007. A loan was obtained from BB Fund SPC of up to R$ 1.9 billion, and around R$ 1.3 billion is fully represented by the issuing of promissory notes. The LPG pipeline is in the pre-operating stage, and the gas pipeline is in the construction stage. The Aparecida and Mauá branch lines are in the contracting stage.

Mexilhão US$ 756 million	Construction of a platform (PMXL-1) for production of natural gas in the Mexilhão and Cedro fields in the Santos Basin, which will be held by Companhia Mexilhão do Brasil (CMB), which will be responsible for obtaining the funds needed to build the platform. After it has been built, PMXL-1will be leased to Petrobras, which holds the concession for exploration and production in the aforementioned fields.	Pledge of credit rights. Pledge of the shares of the SPE.	Obtaining of short term funding in an amount up to US$ 566 million, through issuing promissory notes acquired by the BB Fund. Obtaining of short-term financing from BNDES in the amount of R$ 528 million in December 2008. Building of assets in progress.

c) Finished Projects

Project / Estimated		Main
investment	Purpose	guarantees	Current stage
Marlim US$ 1.5 billion	Consortium with Companhia Petrolífera Marlim (CPM), which provides Petrobras with the submarine equipment for petroleum production in the Marlim field.	70% of the production of the field limited to 720 days.	Operating. On April 30, 2009, Petrobras exercised its option for purchase of the shares of MarlimPar (holding company of CPM) and replaced board members and officers. The process for the delisting of shares of MarlimPar and CPM is in progress.

9.2 Reimbursements receivable and Undertakings under negotiation

The balance receivable, net of advances received, referring to the costs incurred by Petrobras on account of projects already negotiated with third parties, is classified in Non-current assets as Project financing and is broken down as follows:

	R$ thousand

	Parent Company

Projects	06.30.2009	03.31.2009

Cabiúnas	752.926	752.926
PDET	1.091.955	1.024.054
Malhas-Nordeste	93.377	93.377
Malhas-Sudeste	79.625	79.380
Other	128	128

Total	2.018.011	1.949.865

Advances	(627.361)	(731.693)

Total net reimbursements receivable	1.390.650	1.218.172

Undertakings under negotiation (*)	1.444.118	1.128.221

Total project financing	2.834.768	2.346.393

(*) Comprises the expenses already incurred by Petrobras on projects for which partners have not been specified.

9.3 Project financing obligations

		R$ thousand

		Parent Company

	Project	06.30.2009	03.31.2009

PDET Offshore S.A.	PDET	138.943	200.333
NovaMarlim Petróleo S.A.	NovaMarlim		5.978

Total		138.943	206.311

PDET Project

PDET Offshore S.A. passed R$ 1.198.357 thousand on to Petrobras as an advance for the future sale of assets and reimbursement of expenses incurred by Petrobras. In December 2007, Petrobras transferred a contract with Consórcio Norberto Odebrecht Engenharia S.A. (CNO) to PDET Offshore S.A, in the total amount of R$ 998.024 thousand and delivered 9 (nine) Sulzer pumps by way of sale in June 2009. Accordingly, Petrobras had a balance of R$ 138.943 thousand as of June 30, 2009 (R$ 200.333 thousand as of March 31, 2009), classified in Current liabilities as Project Financing.

9.4 Accounts payable related to consortiums

	R$ thousand

	Parent Company

	06.30.2009	03.31.2009

Nova Marlim Petróleo		24.540
Cia. Petrolífera Marlim	173.239	153.679
Fundação Petrobras de Seguridade Social - Petros	19.011	15.642

Total	192.250	193.861

Petrobras maintains consortium agreements for the purpose of supplementing the development of oil field production, for which the balance payable to consortium partners at June 30, 2009, totaled R$ 192.250 thousand (R$ 193.861 thousand at March 31, 2008), classified under Current liabilities as Project Financing.

10 Deposits in court

The judicial deposits in court are presented according to the nature of the corresponding lawsuits:

		R$ thousand

	Consolidated		Parent Company

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

Labor	636.779	618.316	605.896	589.382
Tax (*)	799.343	908.938	570.990	659.294
Civil (*)	331.798	358.434	306.095	326.588
Other	8.889	9.090	2.851	2.851

Total	1.776.809	1.894.778	1.485.832	1.578.115

(*) Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

Other information

Search and apprehension of ICMS/tax substitution considered not to be due.

In the period from 2000 to 2001, Petrobras was sued in the courts of the States of Goiás, Tocantins, Bahia, Pará, Maranhão and the Federal District by petrol distribution companies under the supposed allegation that it did not pass on to the state governments the tax on circulation of goods and services (ICMS) withheld by law on the sale of fuels.

Of the total amount of these lawsuits, approximately R$ 80.159 thousand was effectively withdrawn from the Company’s accounts, through legal decisions of advance relief. On appeal, these judicial rulings of advance relief were annulled.

Petrobras, with the support of the state and federal authorities, in addition it to succeeding in stopping the execution of other withdrawals, is making every possible effort to obtain reimbursement of the amounts that have been unduly withdrawn from its accounts.

The current position of our legal advisers is that there is no expectation of future disbursements for the Company under these proceedings.

• Other restricted deposits

The courts have blocked other amounts due to labor grievances that totaled R$ 38.729 thousand at June 30, 2009 (R$ 28.117 thousand at March 31, 2009), classified under Non-current assets as Restricted deposits.

11 Investments

11.1 Information of subsidiaries, jointly controlled subsidiaries and affiliated companies

	R$ thousand

	06.30.2009	03.31.2009

Interests in subsidiaries and affiliated companies
Petrobras Distribuidora S.A. - BR	8.504.441	7.456.187
Petrobras Gás S.A. - Gaspetro	5.736.637	5.010.918
Petrobras Netherlands B.V. - PNBV	3.361.694	3.472.475
Termorio S.A.	2.946.490	2.865.565
Petrobras Transporte S.A. - Transpetro	2.054.919	2.052.779
Petrobras Química S.A. - Petroquisa	1.998.720	1.657.627
Braspetro Oil Services Company - Brasoil	1.099.753	1.407.238
Termomacaé Ltda	871.181	833.503
Refinaria Abreu e Lima S.A.	1.099.581	668.576
Alvo Distribuidora de Combustíveis Ltda		637.047
Downstream Participações Ltda.	722.346	319.461
Petrobras Comercializadora de Energia Ltda. - PBEN	285.313	239.648
FAFEN Energia S.A.	238.983	231.505
Sociedade Fluminense de Energia Ltda. - SFE	273.409	216.649
Termoceará Ltda.	221.113	210.706
Baixada Santista Energia Ltda.	259.639	209.495
Usina Termelétrica de Juiz de Fora S.A.	160.398	153.030
Others	162.999	139.442
Goodwill/discounts in subsidiaries	(310.932)	(255.311)

	29.686.684	27.526.540

Jointly controlled subsidiaries
Termoaçu S.A.	507.419	505.373
Ibiritermo S.A.	50.373	94.238
UTE Norte Fluminense S.A.	60.818	59.126
Brasil PCH S.A.	56.827	58.755
Breitener Energética S.A.	42.590	45.279
Participações em Complexos Bioenergéticos S.A. - PC BIOS	31.736	10.298
Other companies	36.598	33.348

	786.361	806.417

Affiliated companies
Quattor Participações S.A.	486.655	438.127
UEG Araucária Ltda.	133.388	132.051
Other companies	41.866	39.989
Goodwill/discounts in affiliated companies	1.692.453	1.692.453

	2.354.362	2.302.620

Other investments	149.619	149.951

	32.977.026	30.785.528

11.2 Consolidated investments

	R$ thousand

	06.30.2009	03.31.2009

Affiliated companies
Braskem	1.272.271	878.516
Quattor Participações S.A.	610.124	549.282
Petroritupano - Orielo	658.064	774.631
Petrowayu - La Concepción	455.230	536.826
Petrokariña - Mata	313.831	367.988
UEG Araucária Ltda.	130.786	129.449
Ciesa	88.747	107.087
Refinor	73.925	82.542
Copergás - Cia Pernambucana de Gás	79.688	76.001
Deten Química S.A.	75.448	71.471
OCP	51.930	62.517
Inv. Mata	50.484	59.093
Petrovenbras - Acema	78.072	86.005
Oldelval	39.463	48.409
GTB - Gás Transboliviano S.A.	24.278	24.254
Energética Camaçari Muricy S.A.	21.635	19.456
Coroil	14.075	15.503
Other affiliated companies	121.017	54.809

	4.159.068	3.943.838

Goodwill/discount
Subsidiaries	(384.502)	(326.393)
Affiliated companies	1.285.087	1.268.292

	900.585	941.899

Other investments	439.603	198.241

	5.499.256	5.083.978

Changes in goodwill/discount:

	R$ thousand

	Consolidated	Parent Company

Balance of goodwill/discount at 12/31/2008	944.448	1.435.613

Goodwill in the merger of Triunfo into Braskem	16.606
Discount on acquisition of shares of Marlim Participações	(57.151)	(57.151)
Amortization of goodwill	3.059	3.059
Transfer	(6.497)
Others (*)	120

Balance of goodwill/discount at 06/30/2009	900.585	1.381.521

(*) Includes exchange variation on balances of companies abroad

In the Parent Company, the balance of the discount in the amount of R$ 312.128 thousand is recorded in investment, and in the consolidated statements, the amount of R$ 56.934 thousand is presented as deferred income in non-current liabilities.

11.3 Investments in listed companies

We present below the investments in publicly-held companies with shares traded on the stock market:

				Quotation on stock
				exchange		Market value
	Lot of one thousand			(R$ per share)		R$ thousand

Company	06.30.2009	03.31.2009	Type	06.30.2009	03.31.2009	06.30.2009	03.31.2009

Subsidiaries
Petrobras Argentina (*)	678.396	678.396	ON	3,24	2,33	2.198.003	1.580.663

						2.198.003	1.580.663

Affiliated companies
Braskem	59.014	59.014	ON	6,98	4,50	411.918	265.563
Braskem	72.966	62.965	PNA	7,18	4,81	523.896	302.862
Quattor Petroquímica	51.111	51.111	PN	7,50	7,00	383.333	357.777

						1.319.147	926.202

(*) On January 1, 2009 Petrobras Energia Participaciones S.A. (Pepsa) was taken over by its subsidiary Petrobras Energia S.A. (PESA), which changed its company name to Petrobras Argentina S.A. This corporate restructuring is subject to approval by the Argentine government.

The market value of these shares does not necessarily reflect the realizable value of a representative lot of shares.

11.4 Other information

a) New investments abroad

a.1) Sale option of the Pasadena refinery by Astra

In a decision handed down on April 10, 2009, in an arbitration process existing between Petrobras America Inc. (PAI) and others and Astra Oil Trading NV (ASTRA) and others, which is in progress in accordance with the arbitration rules of the International Centre for Dispute Resolution, the exercise of the put option by ASTRA was confirmed as valid with respect to PAI of the remaining 50% of the shares of ASTRA in Pasadena Refinery Systems Inc. (PRSI), a Company which holds interests in the Pasadena refinery, and in its related trading company, both with operational offices in Texas. The operating, management and financial responsibilities have already been transferred to PAI, based on this preliminary decision of October 24, 2008.

According to the decision on April 10, the amount to be paid by PAI for the remaining 50% shareholding interest in the refinery and in the trading company in Pasadena was fixed at US$ 466 million. The payment would be made in three installments, the first in the amount of US$ 296 million (originally due on April 27, 2009, according to the decision) and the following two payments in the amount US$ 85 million each, with due dates fixed by the arbitrators for September 2009 and September 2010. ASTRA presented a request for clarification to the arbitration panel on certain points of the decision, but on June 3, 2009 the arbitration panel had already confirmed “in totum” the original decision without presenting any further explanations.

Until now the parties have not reached an agreement with respect to the finalization of the existing pending items for signing the term of the agreement that will end the litigation and permit the payments that are the object of the decision.

The legal proceedings that aim at defining, amongst other matters, aspects such as the partial confirmation/revision of the arbitration reports and petitions, formulated by the parties, aiming at receipt of reciprocal indemnities (in addition to those decided by the arbiters) and devolution by ASTRA of books and documents of the companies whose shares it sold and which are being unduly withheld, also continue in progress.

In March 2009 a loss was recognized in the amount of R$ 341.179 thousand (USS 147.365 thousand), corresponding to the difference between the value of the net assets and the value defined by the arbitration panel.

a.2) In Chile

On April 30, 2009, Petrobras, through its wholly owned subsidiaries Petrobras Venezuela Investments & Services B.V. and Petrobras Participaciones, S.L., located in the Netherlands and Spain, respectively, concluded the process for the acquisition of the distribution and logistics businesses of ExxonMobil in Chile, with the payment of US$ 400 million net of the cash and cash equivalents of the companies purchased.

With this acquisition, Petrobras has guaranteed its participation in the Chilean fuel distribution market with a network of around 230 service stations, present in 11 airports an interest in six distribution terminals, four of which are its own and two of which are joint ventures, and a 22% interest in the company Sociedad Nacional de Oleodutos and a 33.3% interest in the company Sociedad de Inversiones de Aviación.

b) Ipiranga Group

On March 18, 2007, Ultrapar, on its own behalf, with the intervention and consent of Braskem S.A. and Petrobras, based on a commission agreement entered into between them, acquired the control of the companies of the Ipiranga Group.

On December 17, 2008, CADE approved, definitively, the acquisition of the distribution and asphalt assets of the Ipiranga Group by Petrobras, conditioned to the signing of and complete compliance with the Performance Commitment Agreement (TCD) entered into by Petrobras and Alvo, thus making the immediate and direct management of these assets possible.

Due to this favorable result, Petrobras began the process of transferring the assets represented by the companies IASA and Alvo to Petrobras Distribuidora.

In March 2009 the receipt of the assets of Refino acquired by the Ipiranga Group was also finalized with the effective delivery of the shares of Refinaria de Petróleo Riograndense S.A. belonging to Petrobras and Braskem.

The delivery of the shares occurred concomitantly with the Refinery’s capital increase through the subscription and consequent payment for new shares by Petrobras, Braskem and Ultrapar, in order to equalize the corporate interests between these companies. On March 18, 2009 a shareholders’ agreement was executed between Petrobras, Ultrapar and Braskem, in which the governance rules for making the joint control and management between the signatories viable were established.

On March 6, 2009, the Board of Directors of Petrobras and Petrobras Distribuidora authorized the transfer of the interests in Alvo and IASA, through a capital increase corresponding to the net equity of these companies.

On April 9, 2009, the Special General Shareholders’ Meeting of Petrobras Distribuidora approved the proposed capital increase in the amount of R$ 670.966 thousand, thus concluding the process for transfer of Alvo and IASA, which became subsidiaries of Petrobras Distribuidora.

c) Braskem Investment Agreement

The merger of Petroquímica Triunfo S.A. (Triunfo) into Braskem, in the terms of the Protocol and Justification for Merger of April 7, 2009, was approved in the Special General Shareholder’ Meeting of Braskem held on April 30 and in the Special General Shareholders’ Meeting of Triunfo held on May 5. This transaction concluded the integration of assets established in the investment agreement between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, executed in November 2007 and approved by CADE in July 2008. With this merger Petroquisa now holds 31.0% of the voting capital and 25.3% of the total capital of Braskem.

d) Creation of companies of the Rio de Janeiro Petrochemical Complex (COMPERJ)

On February 5, 2009, Petrobras, in continuation of the implementation of the Rio de Janeiro Petrochemical Complex (COMPERJ), established six (6) joint stock companies, which are wholly owned subsidiaries, in Rio de Janeiro, as follows:

• Comperj Participações S.A. - a specific purpose entity that will hold the interests of Petrobras in the producing companies of COMPERJ;

• Comperj Petroquímicos Básicos S.A. - a company producing basic petrochemicals;

• Comperj PET S.A. - a company producing PTA/PET;

• Comperj Estirênicos S.A.: a company producing styrene;

• Comperj MEG S.A.: a company producing glycol ethylene and ethylene oxide; and

• Comperj Poliolefinas S.A.: a company producing polyolefines (PP/PE);

At first, Petrobras will hold 100% of the total and voting capital of these companies, when the integration and relationship model of the companies of COMPERJ is implemented. This model seeks to capture the synergies arising from locating a number of companies on the same production site. The assets, obligations and rights related to COMPERJ will be transferred to these companies by Petrobras at an opportune moment.

With the forming of these companies, Petrobras is initiating the preparation stage of the project for the entry of potential partners.

e) Acquisition of Marlim Participações S.A.

On April 30, 2009, Petrobras exercised its put option of 100% of Marlim Participações S.A. (MarlimPar). The exercise price for the put option was R$ 700,00 (seven hundred reais), as established in the Option Agreement for Purchase and Sale of shares of Project Marlim, entered into on June 22, 1999 between Petrobras and the former shareholders of MarlimPar.

MarlimPar holds full control of Companhia Petrolífera Marlim (CPM), a special purpose entity created for the development of the production of petroleum from the Marlim Field, Project Marlim. The acquisition of MarlimPar occurred after the full amortization of the investments of each one of the shareholders in Project Marlim, as well as after total fulfillment of all the financial obligations of MarlimPar and CPM.

12 Property, plant and equipment

12.1 By business segment (1)

		R$ thousand

		Consolidated

	06.30.2009			03.31.2009

		Accumulated
	Cost	depreciation	Net	Net

Exploration and
production	165.850.370	(55.797.334)	110.053.036	107.447.626
Supply	62.943.812	(20.142.313)	42.801.499	38.887.343
Distribution	5.722.920	(2.454.044)	3.268.876	3.211.434
Gas and energy	36.301.628	(5.458.226)	30.843.402	28.927.098
International	29.049.246	(11.082.087)	17.967.159	19.948.712
Corporate	4.135.946	(1.226.859)	2.909.087	2.403.899

	304.003.922	(96.160.863)	207.843.059	200.826.112

(1) It includes assets arising from contracts that transfer the benefits, risks and control, as follows:

	R$ thousand

		Consolidated				Parent Company

		06.30.2009		03.31.2009		06.30.2009		03.31.2009

		Accumulated				Accumulated
	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net

Exploration and production	1.962.573	(918.890)	1.043.683	1.137.816	18.146.915	(6.414.164)	11.732.751	11.847.083
Supply	517.476	(191.588)	325.888	333.077
Distribution	80.653	(8.171)	72.482	73.267
Gas and energy	-	-	-		6.034.867	(712.279)	5.322.588	5.354.474

	2.560.702	(1.118.649)	1.442.053	1.544.160	24.181.782	(7.126.443)	17.055.339	17.201.557

12.2 By type of asset

			R$ thousand

			Consolidated

	Time of		06.30.2009		03.31.2009

	estimated
	useful life		Accumulated
	in years	Cost	depreciation	Net	Net

Buildings and improvements	25 to 40	9.931.491	(3.116.653)	6.814.838	6.612.460
Equipment and other assets	3 to 30	125.692.942	(57.046.244)	68.646.698	68.301.316
Land		1.176.765	-	1.176.765	1.060.807
Materials		7.222.356	-	7.222.356	6.866.368
Advances to suppliers		5.448.546	-	5.448.546	4.698.222
Expansion projects		67.115.935	-	67.115.935	62.894.579
Petroleum and gas exploration and
production development costs (E&P)		87.415.887	(35.997.966)	51.417.921	50.392.360

		304.003.922	(96.160.863)	207.843.059	200.826.112

			R$ thousand

			Parent Company

	Time of		06.30.2009		03.31.2009

	estimated
	useful life		Accumulated
	in years	Cost	depreciation	Net	Net

Buildings and improvements	25 to 40	5.915.495	(1.707.870)	4.207.625	4.055.226
Equipment and other assets	3 to 30	75.709.036	(39.151.829)	36.557.207	34.497.586
Land		454.900		454.900	407.824
Materials		5.751.693		5.751.693	5.387.214
Advances to suppliers		1.672.099		1.672.099	1.627.305
Expansion projects		42.468.290		42.468.290	40.445.018
Petroleum and gas exploration and
production development costs (E&P)		72.082.848	(30.402.176)	41.680.672	39.245.231

		204.054.361	(71.261.875)	132.792.486	125.665.404

The equipment and facilities for petroleum and gas production, related to the respective developed wells are depreciated according to the monthly volume of production in relation to the proven and developed reserves of each producing field. The straight line method is used for assets with a useful life shorter than the life of the field or for assets that are linked to fields in various stages of production. Other equipment and assets not related to petroleum and gas production are depreciated according to their estimated useful life.

Material expenses incurred with programmed stoppages for maintenance of the industrial units and ships, which include spare parts, dismantling and assembly services, amongst others, are recorded in Property, plant and equipment.

These stoppages occur in programmed periods, on average every four years, and the respective expenses are depreciated as a production cost until the beginning of the following stoppage.

12.3 Petroleum and gas exploration and production development costs

		R$ thousand

	Consolidated		Parent Company

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

Capitalized expenditure	87.415.887	86.132.942	72.082.847	68.639.112
Accumulated depreciation	(34.677.272)	(34.537.945)	(29.188.157)	(28.306.482)
Amortization of abandonment expenses	(1.320.694)	(1.202.637)	(1.214.018)	(1.087.399)

Net investment	51.417.921	50.392.360	41.680.672	39.245.231

Expenditure on exploration and development of petroleum and gas production is recorded according to the successful efforts method. This method establishes that the development costs of the production wells and the successful exploration wells, linked to economically viable reserves, are capitalized, while the geology and geophysics costs are considered expenses for the period in which they occur and the cost of dry exploration wells and the costs linked to non-commercial reserves should be recorded in the Income Statement when they are thus identified.

Capitalized costs and related assets, rights and concessions are reviewed annually, field by field, in order to identify possible losses on recovery based on the estimated future cash flow.

Capitalized costs are depreciated using the unit of production method in relation to the proven, developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers according to international standards and are reviewed annually or when there are indications of material changes.

In accordance with the accounting practice that has been adopted, based on “SFAS Pronouncement 143 – Accounting for Asset Retirement Obligations” of the Financial Accounting Standards Boards - FASB, the future liability for abandonment of wells and dismantling of the production area is stated at its present value, discounted at a risk free rate and is fully recorded at the time of the declaration of commercial viability of each field as part of the costs of the related assets (property, plant and equipment) as a balancing item to the provision recorded in liabilities that will bear these expenses.

The expense with the interest incurred on the provision for the liability, in the amount of R$ 156.829 thousand in the period from January to June 2009, is classified as Operating expenses – Expenses with prospecting and drilling for extracting oil (item 3.06.05.04 of the Income Statement – Interim Financial Statements – Parent company).

12.4 Depreciation

The depreciation for the first semester of 2009 and 2008 is presented as follows:

		R$ thousand

	Consolidated		Parent Company

	Jan-Jun/2009	Jan-Jun/2008	Jan-Jun/2009	Jan-Jun/2008

Portion absorbed in the costing:
Of assets	3.601.972	2.654.574	2.290.422	1.741.518
Of exploration and production expenses	2.019.694	1.287.922	1.559.743	1.055.556
Capitalized /provisioned cost
for abandonment of wells	281.699	358.809	266.657	318.666

	5.903.365	4.301.305	4.116.822	3.115.740

Portion recorded directly in statement of income	426.939	492.009	244.438	246.391

	6.330.304	4.793.314	4.361.260	3.362.131

12.5 Litigations abroad

a) In the United States - P-19 and P-31

On July 25, 2002, Braspetro Oil Service Company (Brasoil) and Petrobras won related lawsuits filed with the US lower courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company since 1997. A court decision by the Federal Court of the Southern District of New York recognized the right of Brasoil and Petrobras to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective receipt related to the performance bond, totaling, approximately, US$ 370 million. An appeal filed by the insurance companies removed the obligation by the insurance companies with respect to payment of the fine, legal fees and costs, thus reducing the amount of the indemnity to US$ 245 million.

On July 21, 2006, the US court handed down an executive decision, conditioning the payment of the amounts owed to Brasoil to the permanent closing of legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

b) In London – P-36

In relation to the sinking of Platform P-36 in 2001, in the contracts related to the building of the platform, Brasoil and Petrobras, in accordance with a mechanism agreed to contractually, are obliged to deposit the compensation in the event of a claim in favor of a security agent for payment to the creditors. Litigation filed by creditors of part of these payments, which Brasoil and Petrobras understand to be their rights, is in progress in the London courts.

At the current stage of the litigation, Petromec, the contractual party involved, filed a claim against Brasoil and Petrobras in the amount of US$ 154 million, plus interest, on September 29, 2008. The defense for Brasoil and Petrobras should be filed in the second half of 2009 or at the beginning of 2010. The hearing of Petromec’s claim should take place in 2010.

c) Other litigation for indemnification

In the construction/conversion of ships into vessels for Floating Production, Storage and Offloading (FPSO) and Floating, Storage and Offloading (FSO), Brasoil transferred financial resources in the amount of US$ 629 million, equivalent to R$ 1.227.959 thousand at June 30, 2009 (R$ 1.451.849 thousand at March 31, 2009) directly to its suppliers and subcontractors, with the aim of avoiding delays in the construction/conversion of vessels and, consequently, losses to Brasoil.

Based on the opinions of Brasoil’s legal advisers, these expenditures are liable to reimbursement by the constructors, which is the reason why litigations for financial indemnification were filed in international courts. However, conservatively, the portion of this balance not covered by real guarantees, in the amount of US$ 557 million, equivalent to R$ 1.087.362 thousand at June 30, 2009 (R$ 1.285.058 thousand at March 31, 2009) is recorded as an allowance for doubtful accounts.

12.6 Devolution of exploration areas to ANP

During the second quarter of 2009, Petrobras returned to the National Agency of Petroleum, Natural Gas and Biofuels (ANP) the rights to:

• The exploration titles for the Sergipe Terra Basin: BT-SEAL-13 (block SEAL-T-456) - total devolution of the block; and

• The exploration concession of the Espírito Santo Basin: BT-ES-34 (block ES-T-527) - total devolution of the block.

12.7 Devolution to ANP of fields in the production stage operated by Petrobras

During the second quarter of 2009, Petrobras did not return to the National Agency of Petroleum, Natural Gas and Biofuels (ANP) the rights to fields in the production stage.

13 Intangible assets

13.1 By business segment

		R$ thousand

		Consolidated

		06.30.2009		03.31.2009

		Accumulated
	Cost	amortization	Net	Net

Exploration and production	2.111.832	(323.587)	1.788.245	1.778.961
Supply	322.562	(102.333)	220.229	197.697
Distribution	1.287.210	(596.037)	691.173	690.826
Gas and energy	383.315	(44.700)	338.615	335.507
International	4.575.527	(1.404.747)	3.170.780	3.748.777
Corporate	1.964.962	(913.774)	1.051.188	1.094.110

	10.645.408	(3.385.178)	7.260.230	7.845.878

13.2 By type of asset

	R$ thousand

	Consolidated

		Software

				Goodwill from
				expectations of
	Rights and		Developed	future
	Concessions	Acquired	internally	profitability	Total

Balance at December 31, 2008	5.286.578	433.990	1.350.274	932.371	8.003.213

Addition	9.092	13.848	67.794		90.734
Write-off	(15.403)	(74)	(32)		(15.509)
Transfers	(1.271)	7.229	(5.473)	3.438	3.923
Amortization	(68.127)	(39.683)	(67.156)		(174.966)
Accumulated translation adjustment	(58.366)	(1.670)		(1.481)	(61.517)

Balance at March 31, 2009	5.152.503	413.640	1.345.407	934.328	7.845.878

Addition	58.230	31.450	49.869		139.549
Write-off	3.569	(271)	(2.911)		387
Transfers	11.306	(130)	5.732		16.908
Amortization	(31.662)	(32.796)	(75.816)		(140.274)
Accumulated translation adjustment	(556.856)	(20.667)		(24.695)	(602.218)

Balance at June 30, 2009	4.637.090	391.226	1.322.281	909.633	7.260.230

Estimated useful life - years	25	5	5	Indefinite

	R$ thousand

	Parent Company

		Software

				Goodwill from
				expectations of
	Rights and		Developed	future
	Concessions	Acquired	internally	profitability	Total

Balance at December 31, 2008	1.707.861	193.759	1.331.627	548.469	3.781.716

Addition	3.219	4.552	65.817		73.588
Write-off	(14.208)		(10)		(14.218)
Transfers	(348)	(269)	(34)		(651)
Amortization	(499)	(22.156)	(67.131)		(89.786)

Balance at March 31, 2009	1.696.025	175.886	1.330.269	548.469	3.750.649

Addition	3.395	8.173	51.846		63.414
Write-off	3.951	(324)	(2.911)		716
Transfers		(131)	293		162
Amortization	(475)	(20.020)	(69.629)		(90.124)
Accumulated translation adjustment					-

Balance at June 30, 2009	1.702.896	163.584	1.309.868	548.469	3.724.817

Estimated useful life - years	25	5	5	Indefinite

The expenditure with rights and concessions include, mainly, the signature bonds corresponding to the offers for obtaining a concession for petroleum or natural gas exploration and are recorded at the cost of acquisition, adjusted, when applicable, to their recovery value and amortized by the unit of production method with respect to the total proved reserves. In addition, software, trademarks and patents are also included in this group, amortized according to the straight-line method for their estimated useful life.

14 Financing

		R$ thousand

		Consolidated

	Current		Non-current

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

Foreign
Financial institutions	7.604.869	9.149.845	21.759.226	18.323.660
Bearer bonds - “Notes”, “Global Notes”
and “Global Step-up Notes”	390.077	817.013	13.415.254	16.118.482
Trust Certificates - “Senior/Junior”	134.225	158.618	769.731	717.086
Other	523.704	240.625	195.160	231.520

Subtotal	8.652.875	10.366.101	36.139.371	35.390.748

In Brazil
Export Credit Notes	1.618.059	1.505.012	3.773.789	3.061.148
National Bank for Economic and Social
Development - BNDES	1.185.493	1.215.868	7.646.196	7.720.440
Debentures	441.421	387.524	3.706.934	3.654.347
FINAME - Earmarked for construction of Bolivia-
Brazil gas pipeline	86.428	103.923	160.835	241.791
Bank Credit Certificate	8.165	9.949	3.605.935	3.605.934
Advance on export contracts (ACC)	545.453	1.369.193
Other	84.470	67.832	223.336	284.205

Subtotal	3.969.489	4.659.301	19.117.025	18.567.865

	12.622.364	15.025.402	55.256.396	53.958.613

Interest on financing	(1.256.243)	(1.179.167)

Principal	11.366.121	13.846.235
Current portion of the financing in
non-current liabilities	(6.755.580)	(9.446.610)

Total short-term financing	4.610.541	4.399.625

		R$ thousand

		Parent Company

	Current		Non-current

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

Foreign
Financial institutions	296.545	388.866	832.766	1.038.621

Subtotal	296.545	388.866	832.766	1.038.621

In Brazil
Export Credit Notes	1.618.059	1.505.012	3.773.789	3.061.148
Debentures	311.367	234.066	2.990.246	2.999.456
FINAME - earmarked for construction of Bolivia-
Brazil gas pipeline	83.308	100.839	157.575	237.748
Bank Credit Certificate	8.166	9.949	3.605.933	3.605.934
Advance on foreing exchange contracts (ACC)	403.862	1.186.083
Other		16.320

Subtotal	2.424.762	3.052.269	10.527.543	9.904.286

	2.721.307	3.441.135	11.360.309	10.942.907

Interest on financing	(646.092)	(476.521)

Principal	2.075.215	2.964.614
Current portion of the financing in
non-current liabilities	(1.684.894)	(1.807.014)

Total short-term financing	390.321	1.157.600

14.1 Maturity dates of the principal and interest of the financing in non-current liabilities

	R$ thousand

	06.30.2009

	Consolidated	Parent Company

2010	6.030.534	1.524.451
2011	19.455.851	7.764.588
2012	4.716.739	1.797.325
2013	3.447.554	171.555
2014 onwards	21.605.718	102.390

Total	55.256.396	11.360.309

14.2 Interest rates for the financing in non-current liabilities

		R$ thousand

	Consolidated		Parent Company

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

Foreing
Up to 6%	25.104.296	23.331.946	664.270	833.163
From 6 to 8%	7.142.182	8.558.666	168.496	205.458
From 8 to 10%	3.507.832	3.047.897
From 10 to 12%	127.164	141.912
More than 12%	257.897	310.327

	36.139.371	35.390.748	832.766	1.038.621

In Brazil
Up to 6%	2.021.651	2.556.961	157.575	237.748
From 6 to 8%	721.362	762.145
From 8 to 10%	6.074.478	5.656.449	334.914	334.713
From 10 to 12%	2.832.908	2.819.897	2.655.331	2.664.743
More than 12%	7.466.626	6.772.413	7.379.723	6.667.082

	19.117.025	18.567.865	10.527.543	9.904.286

	55.256.396	53.958.613	11.360.309	10.942.907

14.3 Balances per currencies in non-current liabilities

		R$ thousand

	Consolidated		Parent Company

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

US dollars	35.649.349	35.102.559	742.818	956.599
Yen	2.400.579	2.795.885	247.522	319.769
Euro	127.966	114.373
Reais	16.748.986	15.621.202	10.369.969	9.666.539
Other	329.516	324.594

	55.256.396	53.958.613	11.360.309	10.942.907

The estimated fair value for long-term loans of the Parent Company and Consolidated at June 30, 2009 were, respectively, R$ 10.946.175 thousand and R$ 54.310.830 thousand calculated at the prevailing market rates, considering natures, terms and risks similar to the registered contracts, and they may be compared to the carrying values of R$ 11.360.309 thousand and R$ 55.256.396 thousand.

The hedges contracted for coverage of notes issued abroad in foreign currencies are disclosed in Note 26.

14.4 Prepayment of exports

Petrobras and PFL hold Master Export Contracts and Prepayment Agreements between themselves and also with a Specific Purpose Entity not related to Petrobras, called “PF Export Receivables Master Trust” (PF Export), related to the prepayment of export receivables to be generated by PFL, through intermediation of sales on the international market of fuel oil acquired from Petrobras.

At June 30, 2009 the balance of export prepayments totaled R$ 580.796 thousand in Non-current liabilities (R$ 728.258 thousand at March 31, 2008) and R$ 135.373 thousand in Current liabilities (R$ 174.486 thousand at March 31, 2009).

14.5 Contracting of financing for exports

Petrobras took out financing in the first half of the year from Banco do Brasil S.A.. The transaction was made viable through the issuing of Export Credit Notes (NCE), the purpose of which was to increase Petrobras' exports of oil and oil products. These transactions were negotiated with the following conditions:

a) Financing of R$ 500.000 thousand taken out on March 6, 2009

• Term: Maturity of the principal on February 24, 2011 and maturities of the payments of financial charges half-yearly as from September 24, 2009;

• Rate of interest: 113% of average rate of CDI + Flat Fee of 0,85%;

• Prepayment clause as of 180 days of the drawdown;

• Exemption of Tax on Financial Operations (IOF) upon proof of the export transactions; and

• Waiver of guarantees.

b) Financing of R$ 500.000 thousand and R$ 200.000 thousand taken out on April 20, 2009

• Term: Maturity of the principal on April 7, 2011 and maturities of the payments of financial charges half-yearly as from November 7, 2009;

• Rate of interest: 113% of average rate of CDI + Flat Fee of 0,85%;

• Prepayment clause as of 180 days of the drawdown;

• Exemption of Tax on Financial Operations (IOF) upon proof of the export transactions; and

• Waiver of guarantees.

14.6 Line of credit for PifCo

From March 24 to June 5, 2009, the Petrobras International Finance Company (PifCo) raised funds in the total amount of US$ 4.5 billion from lines of credit with Citibank Santander, HSBC Bank, Société Generale and JP Morgan Chase Bank, with maturity in 2011. These lines are subject to interest at Libor plus market spread. PifCo used these funds to finance its operations for exporting/importing oil and oil products.

14.7 Approval of line of financing for Exporting and Importing

On April 29, 2009, the Export-Import Bank of the United States (U.S. Ex-Im Bank) approved a line of financing for Petrobras in the amount of US$ 2 billion.

The amount financed may be drawn in different stages during the next two years, in accordance with the importing of goods and services, and a maximum term of payment of 10 years for each drawdown.

This approval reinforces the diversity of options of financing sources for which Petrobras can operate in order to finance its investment plan.

14.8 Financing for Project Amazônia

In 2008, Transportadora Urucu Manaus S/A (TUM) raised from the National Bank for Economic and Social Development (BNDES) the amount of R$ 1.028.170 thousand referring to the long term line of credit contracted on December 6, 2007 in the amount of R$ 2.489.500 thousand, with the intervention of Codajás Coari Participações Ltda. (Codajás).

The purpose of the raising of these funds was the construction by TUM of a gas pipeline of approximately 383 km for natural gas transportation, linking Coari to Manaus, as well as distribution lines to seven municipalities located along the pipeline, as well as other assets related to it, and a pipeline of, approximately, 279 km for liquid petroleum gas transportation (LPG), linking the Arara industrial park, in Urucu, to the Solimões Terminal, in Coari, and assets related to it, which are all in the State of Amazonas.

Part of the funds of R$1.295.394 thousand released in December 2007 was used for payment on December 17, 2007 of the bridge loan of R$ 800.000 thousand until then granted to TUM by the same bank.

This loan was negotiated with the following conditions:

• Term: Maturity of the principal and payment of the financial charges in 48 quarterly installments (12 years);

• Grace period for the principal and interest: until 08/15/2010

• Effective interest rate: TJLP + 1,96% p.a., with the establishment of guarantees at least 60 days before the termination of the grace period; and

• Transaction costs and premiums: 0,2% due on the amount of the loan, as a fee for studies and structuring.

In January 2009, R$ 60.000 thousand was released and R$ 50.000 thousand was released in February 2009. From the contracted line of credit, there is still R$ 55.936 thousand to be released by BNDES, through proof of the investments made in the Project.

14.9 Program for Modernization and Expansion of the Fleet (PROMEF)

Transpetro has conditioned purchase and sales agreements with a three Brazilian shipyards for the construction of 23 petrol tankers in the amount of R$ 5.601.776 thousand, with funds financed by BNDES, through the mercantile marine fund (FMN). These financings mature in 20 years, with a grace period of 48 months as from the first drawdown and interest at the long-term interest rate (TJLP) + 2.5% p.a.

14.10 Raising of funds for PifCo

On February 11, 2009, the Petrobras International Finance Company (PifCo), a wholly owned subsidiary of Petrobras, concluded the issuing of US$ 1,5 billion in Global Notes on the international capitals market with maturity on March 15, 2019, an interest rate of 7,875% p.a. and half-yearly payment of interest as from September 1, 2009. The funds raised will be earmarked for general corporate purposes, including the financing of the 2009-2013 Petrobras Business Plan.

This financing had issuing costs estimated at US$ 6 million, a premium of US$ 26 million and an effective tax rate of 8,187% p.a. Global Notes constitute unsecured and unsubordinated obligations for PifCo and have the complete, unconditional guarantee of Petrobras.

14.11 Line of Credit for REFAP

REFAP used short term lines known as FINIMP to finance imports of crude oil. In the first half of 2009, a number of operations of up to 180 days were carried out in various financial institutions abroad in the amount of US$ 598 million, equivalent to R$ 1.359.434 thousand, for which the effective average funding rate (LIBOR + spread) was 6,7% p.a.

14.12 Raising of funds for the international segment

In the first semester of 2009, the subsidiaries of Petrobras abroad raised funds in the amount equivalent to R$ 4.385.775 thousand, basically to finance working capital and projects associated with activities for exploration and production of oil and gas.

The most significant funds were raised by the following companies, indirect subsidiaries of Petrobras:

Nansei Sekiyu K.K Refinery – It raised funds in the total amount of US$ 1.541.692 thousand, equivalent to R$ 3.081.946 thousand, where R$ 207.307 thousand is long-term, through Development Bank Japan, with average maturity of 365 days and an average rate of 0.1% p.a.; and R$ 2.874.639 thousand is a short-term, through the banks Mizuo Bank Corp, Sumitomo Mitsui Bank Corp, MTBUFJ, Ryukyu and JOGMEC, with rates between Libor + 2% p.a. and expenses of 0,66% to 2,66% p.a., basically to finance the company’s working capital.

Petrobras Energia S.A. – It raised short-term funding in the amount of US$ 297.492 thousand, equivalent to R$ 647.045 thousand, through Banco HSBC, Itaú, BBVA, Banco Rio, Banco Ciudad, ABN Amro Bank, Banco do Brasil and Banco Santander, mainly through advances on foreing exchange contracts (ACC) and advances on export contracts (ACE), aiming at maintaining the company’s working capital and replacing inventories. The loans have final maturity in 2010 at an average interest rate between 6% p.a. and 8% p.a. in US dollars and between 20% p.a. and 28% p.a. in Argentine pesos.

14.13 Financing for the Gasene Project

a) Financing through BNDES foreign funds

During fiscal year 2008 and until the second quarter of 2009, Transportadora Gasene raised from the National Bank for Economic and Social Development (BNDES) the following amounts referring to the long-term credit lines contracted on December 27, 2007: (i) the amount of US$ 750.000 thousand from the financing contract through onlending of foreign funds of BNDES (from the China Development Bank), and (ii) the amount of R$ 932.677 thousand from the financing contract through funds of BNDES, itself, related to sub-loan A for GASCAV, and the amount of R$ 1.405.192 thousand related to sub-loan B for GASCAC.

On February 26, 2008, the bridge loans taken out from BNDES, in the amount of R$ 2.028.099 thousand, were fully paid off with the bank considering the first receipt from the lines of credit.

The purpose for raising these funds is the construction of the Cabiúnas-Vitória pipeline for natural gas transportation, which is approximately 300 km long and links Cabiúnas, in the municipality of Macaé, in the state of Rio de Janeiro, to the municipality of Vitória, in the state of Espirito Santo, and other related assets (GASCAV), as well as the Cacimbas-Catu pipeline for natural gas transportation, which is approximately 940 km long and links Cacimbas, in the state of Espírito Santo, to Catu, in the state of Bahia, and related assets (GASCAC), both of which are integral parts of Projeto Gasoduto Sudeste-Nordeste (the GASENE project).

These lines of credit were negotiated with the following conditions:

• Amount of the contract: US$ 750.000 thousand;

• Term: Maturity of the principal and payment of the financial charges on 12/20/2022;

• Effective interest rate: 3,20% p.a.+ exchange rate; and

• Transaction costs and premiums: 0,2% due on the value of the loan, as a fee for studies and structuring, totaling US$ 1.500 thousand, equivalent to R$ 2.513 thousand + an up front fee of 5,0% of US$ 750.000 thousand, totaling US$ 37.500 thousand, equivalent to R$ 62.832 thousand + a commitment fee of 0,3% p.a., totaling US$ 885 thousand, equivalent to R$ 1.464 thousand.

b) Financing through BNDES own funds

• Amount of the contract: R$ 3.164.312 thousand, of which R$ 949.491 thousand refers to sub-loan ‘’A’’ for GASCAV, and R$ 2.214.821 thousand refers to sub-loan ‘’B’’ for GASCAC;

• Term: (i) Sub-loan ‘’A’’ – Maturity of the principal and payments of the financial charges on 10/15/2020, and (ii) sub-loan ‘’B’’ – Maturity of the principal and payment of the financial charges in 48 quarterly payments (12 years) after the start-up of Gascac operation;

• Effective interest rate: TJLP + 1,96% p.a., with the establishment of guarantees at least 60 days before the termination of the grace period;

• Transaction costs and premiums: 0,2% due on the amount of the loan, as a fee for studies and structuring, in the amount of R$ 6.329 thousand.

From the contracted line of credit there is still R$ 16.814 thousand to be released by BNDES referring to sub-loan ‘’A’’, and R$ 809.629 thousand referring to sub loan “B”, through proof of the investments made in the Project.

14.14 Other information

The loans and the financing are intended mainly for the purchase of raw material, development of oil and gas production projects, construction of ships and pipelines, as well as the expansion of industrial units.

a) Debentures

The debentures issued through BNDES to finance the anticipated acquisition of the right to use the Bolivia-Brazil gas pipeline over a period of 40 years to transport 6 million cubic meters of gas per day (TCO – Transportation Capacity Option) totaled R$ 430.000 thousand (43.000 debentures with a face value of R$ 10,00) with maturity on February 15, 2015. These debentures are secured by common shares of TBG.

In August 2006, Alberto Pasqualini – Refap S.A. issued simple, registered and book-entry debentures with the aim of expanding and modernizing its industrial park, with the following characteristics (basic conditions approved by BNDES and BNDESPAR on June 23, 2006): Amortization over 96 months plus a six-month grace period; 90% of the debentures subscribed by BNDES with TJLP interest + 3,8% p.a.; 10% of the debentures subscribed by BNDESPAR with BNDES basket of currencies interest + 2,3% p.a.. In May 2008, REFAP made a second edition with similar characteristics in a total amount of R$ 507.989 thousand, raising R$ 54.841 thousand in 2008 and R$ 27.016 thousand in 2009. The balance at June 30, 2009 was R$ 692.566 thousand, of which R$ 121.710 thousand is in Current liabilities.

a.1) Guarantees

Petrobras is not required to provide guarantees to financial institutions abroad. Financing obtained from BNDES is secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

On account of a guarantee agreement issued by the Federal Government in favor of Multilateral Loan Agencies, motivated by financings funded by TBG, counter guarantee agreements were entered into, having as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A. where TBG undertakes to entail its revenues to the order of the Brazilian treasury until the settlement of the obligations guaranteed by the Federal Government.

In guarantee of the debentures issued, Refap has a short-term investment account (Deposits tied to loans), indexed to the variation of the Interbank Deposit Certificate (CDI). Refap has to maintain three times the value of the sum of the last installment due for the amortization of the principal and related charges.

b) Indebtedness of CIESA and TGS

In order to clear the financial encumbrances of Compañia de Inversiones de Energia S.A. (CIESA) (a jointly controlled company), Pesa transferred its 7,35% interest in the capital of Transportadora de Gás Del Sur S.A. (TGS) (a subsidiary of CIESA) to ENRON and, simultaneously, ENRON transferred 40% of its interest in the capital of CIESA to a trustee.

In the second stage of the process, in conformity with the agreement for restructuring the financial debt, once the necessary approvals have been obtained from Ente Nacional Regulador Del Gas (ENARGAS) and Comisión Nacional de Defensa de la Competencia, ENRON would transfer the remaining 10% interest in CIESA to the financial creditors in exchange for 4,3% of the class B common shares of TGS, that CIESA would deliver to its financial creditors as partial payment of the debt. The remaining balance of the financial debt would be capitalized by the creditors. The restructuring agreement established a period of validity until December 31, 2008, as from which date any one of the parties could consider the agreement as unilaterally terminated.

The period of validity of the agreement expired without the government approvals having been obtained and on January 9, 2009, Ashmore Energy International Limited (currently AEI) declared that it was the sole owner of the negotiable obligations of CIESA.

On January 28, 2009, CIESA filed litigation in the courts of the State of New York in the United States of America, challenging the lapse of the abovementioned negotiable obligations.

Also, on April 6, 2009, CIESA received notice of a petition for bankruptcy filed by AEI in the Argentine court. CIESA replied to the notice, opposing the petition for bankruptcy, justifying, mainly, the following reasons: (i) difficulty in filling the requirement of a bankruptcy petition considering that the requests for Corporate Bonds have a statute of limitation under in New York law. (ii) CIESA is not insolvent.

On April 21, 2009, AEI filed a petition for annulment of the process filed by CIESA in the state of New York. On May 14, 2009, CIESA and AEI were present in the New York court for discussion of the petition for annulment filed by AEI. Until the present day, the New York court has not yet handed down a decision on the matter.

As it is operating under long-term constraints which significantly hinder its ability to transfer capital to its investors and while the process for clearing the company’s financial encumbrances is not concluded, CIESA will continue to be excluded from the consolidation process of Petrobras, in conformity with CVM Instruction 247/96.

15 Contractual commitments

On June 30, 2009, the Company had financial commitments due to rights resulting from transactions with and without transfer of rewards, risks and controls of these assets.

a) Future minimum payments of contractual commitments with transfer of rewards, risks and controls of assets:

	R$ thousand

	06.30.2009

	Consolidated	Parent Company

2009	335.306	3.986.301
2010 - 2013	678.699	9.206.645
2014 onwards	42.309	11.392.133

Estimated future payments of commitments	1.056.314	24.585.079

Less amount of annual interest	(66.366)	(8.483.464)

Present value of the minimum payments	989.948	16.101.615
Less current portion of the obligations	(463.915)	(5.073.351)

Long term portion of the obligations	526.033	11.028.264

b) Future minimum payments of contractual commitments without transfer of rewards, risks and controls of assets:

	R$ thousand

	06.30.2009

	Consolidated	Parent Company

2009	6.100.454	9.090.437
2010 - 2013	36.911.119	46.784.067
2014 onwards	11.915.011	33.094.062

Total	54.926.584	88.968.566

In the first semester of 2009, the company paid an amount of R$ 3.733.619 thousand in the Consolidated (R$ 6.282.367 thousand in the Parent Company) recognized as an expense of the period.

16 Financial income and expenses

Financial charges and net monetary and exchange variations, allocated to the statement of income for the first semester of 2009 and 2008, are presented as follows:

		R$ thousand

	Consolidated		Parent Company

	Jan-Jun/2009	Jan-Jun/2008	Jan-Jun/2009	Jan-Jun/2008

Exchange income on cash and cash equivalents	(336.321)	(330.243)	(447.592)	(342.592)
Exchange income on financing	1.421.841	384.707	267.066	119.058
Exchange income on financial leasing with third parties	15.534	10.782	15.534	10.782

	1.101.054	65.246	(164.992)	(212.752)

Monetary variation on financing	229.368	(148.047)	215.239	(139.506)

Financing expenses	(1.922.450)	(1.228.493)	(698.062)	(330.751)
Financial leasing expenses	(26.356)	(2.637)	(1.051)	(2.637)
Earnings on short-term investments	545.513	363.731	175.522	74.063
Net income from FIDC			(26.661)	48.109

	(1.403.293)	(867.399)	(550.252)	(211.216)
Debt restructuring expenses

Financial expenses on net indebtedness	(72.871)	(950.200)	(500.005)	(563.474)

Exchange variation on assets abroad	(4.177.920)	(1.402.938)	(5.889.725)	(2.222.244)
Exchange variation on financial leasing (subsidiaries)	935.480	209.024	935.480	209.024
Hedge on sales and financial operations	(412.147)	(62.791)	72.874	134.491
Marketable securities	453.138	447.001	224.034	255.977
Financial leasing interest - companies of the system			(842.550)	(158.275)
Other financial income and expenses, net	122.510	93.000	719.385	594.961
Other exchange and monetary variations, net	(157.984)	(203.544)	189.750	(140.100)

Net financial results	(3.309.794)	(1.870.448)	(5.090.757)	(1.889.640)

17 Other operating expenses, net

		R$ thousand

	Consolidated		Parent Company

	Jan-Jun/2009	Jan-Jun/2008	Jan-Jun/2009	Jan-Jun/2008

Institutional relations and cultural projects	(420.728)	(555.044)	(398.179)	(526.284)
Operating expenses with thermoelectric power plant	(319.273)	(242.520)	(557.951)	(368.467)
Corporate expenses on security, environment and health care (SMS)	(149.656)	(173.016)	(148.727)	(173.016)
Losses and contingencies with judicial proceedings	(226.389)	(298.959)	(164.109)	(145.702)
Contractual and regulatory fines	(12.514)	(294.115)	(19.864)	(330.474)
Contractual charges on transport services - ship or pay	(28.602)	(43.508)
Unscheduled stoppages in production facilities and equipment	(313.602)	(71.805)	(311.899)	(71.153)
Adjustment to market value of inventories	(454.527)	0	(158.324)
Other	(39.469)	1.028	(181.419)	(193.771)

	(1.964.760)	(1.677.939)	(1.940.472)	(1.808.867)

18 Taxes, contributions and interests

18.1 Recoverable taxes

		R$ thousand

Current Assets	Consolidated		Parent Company

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

In Brazil:
ICMS	2.493.247	2.593.783	1.850.570	1.974.995
PASEP/COFINS	1.209.180	1.252.180	933.956	941.071
CIDE	33.039	35.880	31.283	34.584
Income tax	2.245.516	2.039.717	1.650.603	1.510.294
Social contribution	817.441	797.605	664.385	664.238
Deferred income tax and social contribution	2.147.748	1.405.267	1.854.286	962.053
Other taxes	440.064	411.120	226.849	226.545

	9.386.235	8.535.552	7.211.932	6.313.780

Foreign:
Value Added tax - VAT	156.468	255.166
Deferred income tax and social contribution	40.665	42.685
Other taxes	548.359	411.152

	745.492	709.003

	10.131.727	9.244.555	7.211.932	6.313.780

18.2 Taxes and contributions and interests payable

		R$ thousand

Current liabilities	Consolidated		Parent Company

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

ICMS	1.543.015	1.488.386	1.255.267	1.157.911
PASEP/COFINS	1.608.024	1.905.931	1.397.224	1.669.628
CIDE	981.208	715.072	935.433	680.737
Special participation / Royalties	2.575.451	2.006.624	2.539.713	1.974.668
Withholding income and social contribution tax	457.963	209.372	411.566	145.842
Current income tax and social contribution	2.979.280	2.387.810	1.950.361	1.527.938
Deferred income tax and social contribution	1.862.652	2.760.494	1.658.637	2.649.724
Other rates	773.174	780.726	347.848	294.929

	12.780.767	12.254.415	10.496.049	10.101.377

For purposes of calculating the income tax and social contribution on net income, the Company adopted the Transition Tax Regime (RTT), as established in Law 11.941, i.e., for calculating taxable income it considered the criteria of Law 6.404/76 before the amendments of Law 11.638/07. The confirmation of the option for this regime will be given at the time of delivery of the Corporate Income Tax Return – DIPJ for calendar year 2008. Accordingly, the taxes on temporary differences, generated by adopting the new corporate law, were recorded as asset and liability provisions for deferred taxes and social contributions.

18.3 Deferred income tax and social contribution- non-current

		R$ thousand

	Consolidated		Parent Company

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

Non-current
Assets
Deferred income tax and social contribution	3.212.803	2.742.176	467.607	351.409
Deferred ICMS	2.417.944	2.251.058	1.748.153	1.607.520
Deferred PASEP and COFINS	5.609.634	5.308.835	5.336.547	5.048.529
Other	72.898	346.541

	11.313.279	10.648.610	7.552.307	7.007.458

Liabilities
Deferred tax income and social contribution	14.833.259	14.395.998	12.712.960	12.576.303
Other	53.603	54.061

	14.886.862	14.450.059	12.712.960	12.576.303

18.4 Deferred income tax and social contribution

The grounds and expectations for realization of deferred income tax and social contribution are presented as follows:

a) Deferred income tax and social contribution assets

	R$ thousand

	06.30.2009

Nature	Consolidated	Parent Company	Grounds for realization

Pension plan	359.284	333.100	Through payment of the contributions of the sponsor.

Unearned income between companies of the system	1.279.723		Through the effective realization of profits.

Provisions for contingencies and			Through fiscal consummation of the
doubtful accounts	503.340	316.602	loss and filing of lawsuits and
			overdue receivables

Tax losses	986.507		With future taxable income

Provision for investment in research	91.412	91.412	Through realization of the expenditures.
and development

Remuneration of shareholders - Interest on shareholders'			By individualized credit to
capital	894.956	894.956	shareholders

Temporary difference between the criteria			Realization in the term of
for accounting and fiscal depreciation	178.736	97.769	straight-line depreciation of the
			assets.

Absorption of conditional financing	74.004		Expiration of the financing
			agreements

Foreign exchange variation on financing	2.968

			Through recognition
Provision for exports in transit	275.694	275.694	of the revenue.

Other	754.592	312.360

Total	5.401.216	2.321.893

Non-current	3.212.803	467.607
Current	2.188.413	1.854.286

b) Deferred income tax and social contribution liabilities

	R$ thousand

	06.30.2009

Nature	Consolidated	Parent Company	Grounds for realization

			Depreciation based on the units
Costs with exploration and drilling for uploading			produced method in relation to
petroleum	13.185.144	13.185.144	proven/developed reserves of oil
			fields.

Temporary difference between accounting and tax			Depreciation over the useful life of
depreciation criteria	515.327	45.978	the asset or disposal

			Occurrence of triggering events for
Income tax and social contribution - foreign operations	333.795	219.483	availability of income.

			Occurrence of triggering events for
Investments in subsidiaries and affiliated companies	251.315		availability of income.

Foreign exchange variation	607.828	74.756	Settlement of the contracts

Tax losses	12.730		With future taxable income

Temporary difference of the contractual commitments with
transfer of benefits, risks and control of assets.	1.083.791	792.866	For the payment of the commitments

Other	705.981	53.370

Total	16.695.911	14.371.597

Non-current	14.833.259	12.712.960
Current	1.862.652	1.658.637

c) Realization of deferred income tax and social contribution

In the Parent Company, the realization of deferred tax credit assets in the amount of R$ 2.321.893 thousand does not depend on future income because they will be absorbed annually by the realization of the deferred tax liability. In the Consolidated statements, for the portion that exceeds the Parent Company’s balance, when applicable, the managements of the subsidiaries, based on projections that they have made, expect to offset these credits within a period of up to 10 years.

		R$ thousand

		Expectations of realization

	Consolidated		Parent Company

	Income	Income	Income	Income
	tax and	tax and	tax and	tax and
	CSLL	CSLL	CSLL	CSLL
	deferred	deferred	deferred	deferred
	assets	liabilities	assets	liabilities

2009	2.182.928	1.912.466	1.854.286	1.658.637
2010	814.686	1.807.919	155.437	1.462.653
2011	261.073	1.707.722	43.036	1.470.072
2012	202.099	1.689.704	816	1.467.886
2013	456.324	2.400.674	268.318	2.129.229
2014	102.870	1.646.288		1.452.940
2015 onwards	1.381.236	5.531.138		4.730.180

Portion recorded in the accounting	5.401.216	16.695.911	2.321.893	14.371.597
Portion not recorded in the accounting	1.993.166		696.924

Total	7.394.382	16.695.911	3.018.817	14.371.597

The subsidiary Petrobras Energia S.A. (Pesa) and its subsidiaries have tax credits arising from accumulated tax losses amounting to, approximately, R$ 224.434 thousand (US$ 115.000 thousand) which are not recorded in their assets. In accordance with specific tax legislation in Argentina and other countries where Pesa has investments that define the expiration date for such credits, these credits may only be offset against future taxes payable, at the most until 2009, limited to R$ 173.692 thousand (US$ 89.000 thousand), and from 2010 onwards R$ 50.742 thousand (US$ 26.000 thousand).

In addition, the subsidiary Petrobras America Inc. (PAI) has unrecorded tax credits amounting to the equivalent of R$ 1.012.716 thousand (US$ 518.916 thousand) resulting from accumulated tax losses, arising mainly from oil and gas exploration and production activities. In accordance with specific legislation in the United States, where PAI has its headquarters, tax credits expire after 20 years. Accordingly, the amounts of R$ 4.758 thousand (US$ 2.438 thousand) until 2024, R$ 17.512 thousand (US$ 8.973 thousand) until 2025, R$ 221.009 thousand (US$ 113.245 thousand) until 2026, R$ 253.999 thousand (US$ 130.149 thousand) until 2027, R$ 393.345 thousand (US$ 201.550 thousand) until 2028 and R$ 122.093 thousand (US$ 62.561 thousand) in 2029 may be offset.

Some subsidiaries abroad have accumulated tax losses in the exploration stage. These credits will be recognized, in accordance with the tax legislation of each country, if the venture is successful, through the generation of future taxable income.

18.5 Reconciliation of income tax and social contribution on profit

The reconciliation of taxes calculated according to nominal, statutory rates and the amount of taxes recorded in fiscal year 2009 and 2008 are presented as follows:

a) Consolidated

	R$ thousand

	Jan-Jun/2009	Jan-Jun/2008

Income for the year before taxes and after employee profit sharing	20.807.890	26.203.389

Income tax and social contribution at statutory rates (34%)	(7.074.683)	(8.909.152)
Adjustments for calculation of the effective rate:
• Permanent additions, net	(72.712)	(237.009)
• Tax incentives	55.014	193.060
• Credit resulting from inclusion of interest on shareholders' equity as
operating expenses	894.956
• Tax credits of companies abroad in the exploration stage	(4.986)	(87.959)
• Tax losses	324.502	(116.910)
• Results of companies abroad not subject to taxation	698.505	423.937
• Others	140.703	(62.806)

Expense for provision for income tax and social contribution	(5.038.701)	(8.796.839)

Deferred income tax / social contribution	1.203.560	(1.240.398)
Current income tax / social contribution	(6.242.261)	(7.556.441)

	(5.038.701)	(8.796.839)

Effective rate for income tax and social contribution	24,2%	33,6%

b) Parent Company

	R$ thousand

	Jan-Jun 2009	Jan-Jun 2008

Income for the year before taxes and after employee profit sharing	17.176.303	23.762.782

Income tax and social contribution at statutory rates (34%)	(5.839.943)	(8.079.346)
Adjustments for calculation of the effective rate:
• Permanent additions, net ( * )	1.142.802	616.993
• Tax incentives	55.241	65.943
• Interest on shareholders' equity	894.956
• Other items	620.767	74.625

Expense for provision for income and social contribution taxes	(3.126.177)	(7.321.785)

Deferred income tax / social contribution	1.391.699	(1.062.144)
Current income tax / social contribution	(4.517.876)	(6.259.641)

	(3.126.177)	(7.321.785)

Effective rate of income and social contribution taxes	18,2%	30,8%

( * ) It includes equity accounting and goodwill/discounts

19 Employee benefits

19.1 Pension Plan – Fundação Petrobras de Seguridade Social (Petros)

a) Petros Plan

Fundação Petrobras de Seguridade Social (Petros) is a defined benefit plan set up by Petrobras in July 1970 to ensure that members of the plan receive a supplement to the benefits provided by the Social Security system. The Petros Plan is a closed plan for the employees of the Petrobras system, hired since September 2002.

At June 30, 2009, the Petros Plan is sponsored by the following companies within the ambit of the Petrobras system: Petrobras; Petrobras Distribuidora S.A. (BR); Petroquisa and Alberto Pasqualini – Refap S.A.

The evaluation of the Petros costing plan is done by independent actuaries on a capitalization basis for the majority of the benefits. With the most recent regulatory adjustments for the Plano Petros, this plan now receives regular contributions from the sponsoring companies, in amounts equal to the amounts of the contributions of the participants (employees) and assisted persons (retired employees and pensioners), i.e. equally.

In the event of a deficit in the defined benefit plan, as established by Constitutional Amendment 20 of 1998, this should be resolved through an adjustment in the costing plan, through extraordinary contributions calculated by the added value method and these costs should be shared equally between the sponsors and the members of the plan.

The actuarial commitments to the pension and retirement plan benefits are provisioned for in the company’s balance sheet in accordance with the projected credit unit method. This method considers each period of service as generating an additional unit of benefit, net of the assets guaranteeing the plan, when applicable, and the costs referring to the increase in the present value of the obligation resulting from the service provided by the employees are recognized during his labor period.

The actuarial gains and losses generated by the differences between the amounts of the obligations and assets calculated based on actuarial assumptions and those effectively incurred are considered in the determination of the net actuarial commitment. These gains and losses are amortized over the average remaining period of service of the active employees.

On October 23, 2008, Petrobras and the subsidiaries that are sponsors of the Petros Plan, union entities and Petros signed a financial commitment agreement, after legal ratification to cover obligations with the pension plan which will be paid in half-yearly installments of interest of 6% p.a. on the debit balance, updated actuarially and by the IPCA (Amplified Consumer Price Index), for the next 20 years, as previously established in the renegotiating process. As of June 30, 2009, the balance of the consolidated obligation was R$ 3.666.941 thousand (R$ 3.428.821 thousand in the Parent company), of which R$ 26.034 thousand (R$ 24.298 thousand in the Parent Company) matures in 2009.

The Company’s obligation, through the financial commitment agreement, represents a counterpart to the concessions made by the members/beneficiaries of the Petros Plan in the amendment of the plan’s regulations, in relation to the benefits, and in the closing of existing litigations.

On April 16, 2009, the Regional Federal Court of the First Region, in Brasília, suspended the effects of an injunction granted on March 24, 2009 to oil worker unions, retired workers’ associations and other associations, which nullified the renegotiation process. Accordingly, all the changes in the regulations of the plan arising from this process were maintained.

As of June 30, 2009, Petrobras and its subsidiaries held long-term National Treasury Notes in the amount of R$ 3.559.806 thousand (R$ 3.352.244 thousand in the Parent Company), acquired to balance liabilities with Petros, which will be held in the Company’s portfolio as a guarantee for the financial commitment agreement.

b) Petros Plan 2

As from July 1, 2007, Petrobras, Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini – Refap S.A. implemented a new supplementary pension plan, called Petros Plan 2, in the form of a variable contribution or mixed plan for the employees with no supplementary pension plan. In 2008, Ipiranga Asfaltos S.A. (IASA), Alvo Distribuidora de Combustíveis Ltda. and FAFEN Energia S.A. joined the plan.

The portion of this plan with defined benefit characteristics refers to risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. At June 30, 2009, the contribution of Petrobras and subsidiaries to the defined contribution portion of this plan was R$ 95.799 thousand (R$ 91.696 thousand in the Parent Company).

The sponsors Petrobras, Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini – Refap S.A. assumed the past service of the contributions corresponding to the period in which the members had no plan, as from August 2002, or from later hiring, until August 29, 2007. The plan will continue to be open for inscriptions after this date, but there will no longer be payment for past service.

The disbursements related to the cost of past service will be made on a monthly basis over the same number of months during which the member had no plan and, therefore, will cover the part related to the members and the sponsors.

19.2 Petrobras International Braspetro B.V. – PIB BV

     19.2.1 Petrobras Energia S.A.

a) Defined contribution pension plan

In 2005, Petrobras Energia S.A. (Pesa) implemented a voluntary plan for all employees who met certain conditions. The Company contributes with amounts equal to the contributions made by the employees in accordance with the contributions specified for each salary level.

The cost of the plan is recognized in accordance with the contributions that the Company makes, which at June 30, 2009 was R$ 2.517 thousand.

b) Defined benefit pension plan

b.1) Termination Indemnity Plan

This is a benefit plan in which employees who meet certain targets are eligible on retirement to receive one month’s salary for each year they have worked in the Company, according to a decreasing scale, according to the number of years the plan has existed.

b.2) “Compensator Fund” Plan

This plan is available for all Pesa employees who joined the defined contribution plans in force in the past and who joined the Company prior to May 31, 1995 and have accumulated the required time of service. The benefit is calculated as a supplement to the benefits granted by these plans and by the retirement system, so that the total benefit received by each employee is equivalent to the amount defined in this plan.

If it produces an amount, duly certified by an independent actuary, exceeding the funds transferred to trusts earmarked to pay the defined benefit granted by the plan, Pesa will be able to use this amount, only needing to make the due communication to the trustee.

19.3 Nansei Sekiyu S.A.

The Nansei Sekiyu Refinery offers its employees a programmed supplementary retirement benefit plan, a defined benefit plan, where the members in order to become eligible for the benefit need to be at least 50 years old and have 20 years service in the Company. Contributions are made only by the sponsor. The plan is managed by the Sumitomo Trust.

19.4 Healthcare benefits plan

Petrobras and its subsidiaries, Petrobras Distribuidora, Petroquisa and Alberto Pasqualini – Refap S.A. have a health care plan (AMS) that has defined benefits and covers all present and retired employees of the companies in Brazil (active and retired) and their dependents. The plan is managed by the Company, itself, and the employees contribute a fixed monthly amount to cover the main risks and a portion of the costs related to the other types of coverage in accordance with a participation table based on specified parameters, including salary levels, in addition to a pharmacy benefit that provides special terms for plan holders to buy certain medications in registered pharmacies throughout Brazil.

The Company’s commitment with respect to future benefits due to the employees participating in the plan is calculated annually by an independent actuary, based on the Projected Credit Unit method, in a manner similar to the calculations made for the commitments to pensions and retirements described earlier.

The health care plan is not covered by guarantor assets. The benefits are paid by the Company, based on the costs incurred by the plan members.

19.5 Other defined contribution plans

The subsidiary Transpetro and the subsidiary of Petrobras, Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG) sponsor defined contribution retirement plans for their employees.

19.6 The balance of the liabilities for expenses with post-employment benefits, calculated by independent actuaries, presents the following changes:

			R$ thousand

	Consolidated			Parent company

	Pension plan	Pension plan	Supplem.	Pension plan	Pension plan	Supplem.
	Defined	Variable	Healthcare	Defined	Variable	Healthcare
	benefit	contrib.	Benefits	benefit	contrib.	Benefits

Balance at January 1ST	3.982.439	121.130	10.820.393	3.429.502	115.633	10.003.258
(+) Costs incurred in the period	366.528	44.755	700.558	332.717	41.478	658.627
(-) Payment of contributions	(218.722)	(46.654)	(218.217)	(198.676)	(40.788)	(208.291)
(-) Payment of the financial commitment
agreement	(129.479)			(121.680)
Other	(27.318)	2.569		15

Balance at June 30	3.973.448	121.800	11.302.734	3.441.878	116.323	10.453.594

			R$ thousand

	Consolidated			Parent company

	Pension plan	Pension plan	Supplem.	Pension plan	Pension plan	Supplem.
	Defined	Variable	Healthcare	Defined	Variable	Healthcare
	benefit	contrib.	Benefits	benefit	contrib.	Benefits

Present amount of the liabilities in excess
of the fair value of the assets	4.615.251	214.535	10.357.194	4.172.517	202.467	9.681.500
Unrecognized actuarial gains/(losses)	(462.836)	22.265	985.112	(584.210)	22.848	808.370
Unrecognized past service cost	(178.967)	(115.000)	(39.572)	(146.429)	(108.992)	(36.276)

Net actuarial liability	3.973.448	121.800	11.302.734	3.441.878	116.323	10.453.594

		R$ thousand

	Consolidated		Parent company

	Pension plan	Supplem.	Pension plan	Supplem.
		Healthcare		Healthcare
		Benefits		Benefits

Current liabilities:
Defined benefit plan	484.724	524.851	455.158	493.221
Variable contribution plan	89.211		88.377

	573.935	524.851	543.535	493.221

Non-current liabilities
Defined benefit plan	3.488.724	10.777.883	2.986.720	9.960.373
Variable contribution plan	32.589		27.946

	3.521.313	10.777.883	3.014.666	9.960.373

Total	4.095.248	11.302.734	3.558.201	10.453.594

The net expenditure with pension and retirement benefit plans granted and to be granted to employees, retired employees and pensioners, and healthcare plans for the period from January to June 2009, according to the calculations made by independent actuaries, includes the following components:

			R$ thousand

	Consolidated			Parent company

	Pension plan	Pension plan	Supplem.	Pension plan	Pension plan	Supplem.
	Defined	Variable	Healthcare	Defined	Variable	Healthcare
	benefit	contrib.	Benefits	benefit	contrib.	Benefits

Current service cost	163.622	52.743	74.904	146.597	49.829	68.727
Cost of interest:
· With a financial commitment agreement	193.179			184.115
· Actuarial	2.176.523	19.405	629.134	2.028.914	18.488	588.039
Estimated income from the plan's assets	(1.995.915)	(8.075)		(1.866.294)	(7.765)
Unrecognized amortization of actuarial
(gains)/losses	880	185	(5.480)
Contributions by members	(186.156)	(23.201)		(171.907)	(22.418)
Unrecognized past service cost	11.394	3.378	2.039	11.292	3.363	1.898
Other	2.461	320	(39)		(19)	(37)

Net costs for the period	366.528	44.755	700.558	332.717	41.478	658.627

The updating of the liabilities was recorded in the income statement for the period, as shown below:

			R$ thousand

	Consolidated			Parent company

	Pension plan	Pension plan	Supplem.	Pension plan	Pension plan	Supplem.
	Defined	Variable	Healthcare	Defined	Variable	Healthcare
	benefit	contrib.	Benefits	benefit	contrib.	Benefits

Related to present employees:
Absorbed in the costing of operating activities	94.490	21.421	111.558	92.097	20.941	108.803
Directly to income	78.319	22.922	87.902	56.505	20.244	75.133
Related to retired employees	193.719	412	501.098	184.115	293	474.691

Net costs for the period	366.528	44.755	700.558	332.717	41.478	658.627

20 Tax incentives

As of June 30, 2009, the balance of R$ 67.592 thousand originates from the part of the reinvestment project approved by SUDENE which is being allocated to the income statement for the year in the same proportion that the corresponding asset is depreciated.

21 Shareholders’ equity

21.1 Subscribed and paid-in capital

As of June 30, 2009, subscribed and the fully paid-in capital amounting to of R$ 78.966.691 thousand is represented by 5.073.347.344 common shares and 3.700.729.396 preferred shares, all of which are registered and have no par value.

21.2 Dividends

a) Dividends – Fiscal year 2008.

The General Shareholders’ Meeting of April 8, 2009 approved dividends referring to 2008 in the amount of R$ 9.914.707 thousand, corresponding to 29,04% of the basic profit for dividends and R$ 1,13 per common and preferred share, without distinction, that compose the capital, whose value should be monetarily restated in accordance with the variation of the SELIC rate as from December 31, 2008 until the date of the beginning of payment.

The dividend is being distributed as follows:

Shareholding position	Amount per share	Payment
Date	common and preferred	Date

12.26.2008	R$ 0,38	04.29.2009
12.26.2008	R$ 0,38	06.24.2009
04.08.2009	R$ 0,37	08.14.2009

Interest on shareholders’ capital of R$ 7.019.261 thousand, subject to the withholding income tax at the rate of 15% (fifteen percent), except for shareholders who are immune or exempt, equivalent to R$ 0,80 (eighty centavos) per common and preferred, without distinction, is included in this dividend.

b) Interest on shareholders’ capital - Fiscal year 2009

On June 24, 2009, the Company’s Board of Directors approved the early distribution of remuneration to shareholders under the form of interest on shareholders’ equity in the amount of R$ 2.632.223 thousand, consisting of a gross amount of R$ 0,30 per common or preferred share, as established in article 9 of Law 9.249/95 and Decrees 2.673/98 and 3.381/00.

The amount to be distributed to the shareholders will be made available not later than December 31, 2009, based on the share position of July 3, 2009.

The interest on shareholders’ equity, restated by the SELIC rate since the date of effective payment until the closing of the respective fiscal year, should be discounted from the remuneration that is distributed at the closing of fiscal year 2009.

This interest on shareholders’ equity is subject to the levy of 15% (fifteen percent) income tax, except for shareholders that are declared immune or exempt.

22 Legal proceedings and contingencies

22.1 Provisions for legal proceedings

Petrobras and its subsidiaries, in the normal course of their operation, are parties to legal proceedings involving labor, tax, civil and environmental issues. The Company recorded provisions for legal proceedings in amounts considered by its legal counsel and Management as sufficient to cover probable losses. As of June 30, 2009, these provisions are presented as follows, according to the nature of the corresponding lawsuits:

		R$ thousand

	Consolidated		Parent company

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

Social security contingencies	54.000	54.000	54.000	54.000

Labour grievances	96.859	96.236	14.130	13.698
Tax proceedings	120.936	132.895	1.694	1.638
Civil proceedings (*)	458.875	510.920	184.443	191.662
Other contingencies	128.858	122.373	0

Total non-current liabilities	805.528	862.424	200.267	206.998

Total contingencies	859.528	916.424	254.267	260.998

(*) Net of deposit in court, when applicable.

Fishermen’s Federation of Rio de Janeiro – FEPERJ

On behalf of its members, FEPERJ is making a number of claims for indemnification as a result of an oil spill in Guanabara Bay which occurred on January 18, 2000. At the time, Petrobras paid out extrajudicial indemnification to all who proved they were fishermen when the accident happened. According to the records of the national fishermen’s registry, only 3.339 people were eligible to claim an indemnification.

On February 2, 2007, a decision, partially accepting the expert report, was published and, on the pretext of qualifying the amount of the conviction, established that the parameters for the respective calculation based on the criteria would result in an amount of R$ 1.102.207 thousand. Petrobras appealed against this decision before the Court of Appeals of Rio de Janeiro, as the parameters stipulated in the decision were the opposite from the ones specified by the Court of Appeals of Rio de Janeiro, itself. The appeal was accepted. On June 29, 2007, the decision of the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro was published, denying approval of the appeal filed by Petrobras and approving the appeal lodged by FEPERJ, which presents a significant increase in the value of the damages, since in addition to having maintained the 10-year indemnification period, it increased the number of fishermen included in the claim. Special appeals were lodged against the decision by the Company, which are awaiting a hearing before the Superior Court of Justice (STJ). Based on the calculations prepared by the company’s experts, the amount of R$ 39.194 thousand, updated to June 30, 2009, was maintained as representing the amount that we understand will be established by the higher courts at the end of the proceedings.

22.2 Legal proceedings not provisioned for

We present, below, the updated situation of the main legal proceedings with chances of possible loss:

Description	Current situation

Plaintiff: Porto Seguro Imóveis Ltda.
Nature: Civil
Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, related to alleged losses arising from the sale of the shareholding interests of Petroquisa in various petrochemical companies included in the National Privatization Program. The plaintiff filed the aforesaid lawsuit to obtain an order obliging Petrobras, as the majority shareholder of Petroquisa, to compensate for the “loss” inflicted on the equity of Petroquisa, through the acts which approved the minimum sales price of its shareholding interest in the capital of the privatized companies.	On March 30, 2004 the Court of Appeals of Rio de Janeiro unanimously granted the new appeal lodged by Porto Seguro, ordering Petrobras to indemnify an amount equal to US$ 2.370 million, plus 5% as a premium and 20% as lawyers’ fees.
Petrobras filed a special, extraordinary appeal before the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. Petrobras then filed an interlocutory appeal against the decision before the Superior Court of Justice and the Federal Supreme Court.
In accordance with the decision published on June 5, 2006, Petrobras is now awaiting assignment of the agenda to re- examine the matter related to the blocking of Petrobras’ special appeal before the Superior Court of Justice and the Federal Supreme Court.
Based on the opinion of its legal counsel, the Company does not expect an unfavorable outcome to these proceedings.
If the situation is not reversed, the estimated indemnification to Petroquisa, including monetary restatement and interest, would be R$ 14.881.530 thousand as of June 30, 2009. As Petrobras owns 100% of the capital of Petroquisa, part of the indemnification to Petroquisa, estimated at R$ 9.821.810 thousand, will not represent an actual disbursement from the Petrobras System. Additionally, Petrobras would have to indemnify Porto Seguro, the plaintive, R$ 744.077 thousand as a premium and R$ 2.976.306 thousand as lawyers’ fees to Lobo & Ibeas Advogados.

Plaintiff: Federal Revenue Department of Rio de Janeiro
Nature: Tax
Tax deficiency notice related to withholding income tax (IRRF) calculated on remittances of payments for affreightment of vessels referring to the period from 1999 to 2002.	Petrobras submitted new administrative appeals to the Higher Chamber of Tax Appeals, the highest administrative level, which are awaiting a hearing. Maxim updated exposure: R$ 4.328.481 thousand.

Description	Current situation

Plaintiff: Federal Revenue Inspectorate in Macaé	Lower court decision against Petrobras.
Nature: Tax
A spontaneous appeal has been filed which is awaiting a hearing. Petrobras filed a writ of security and obtained a favorable decision to stay any tax collections until the investigations determining the reasons that caused the platform to sink have been concluded. The Federal Government/National Treasury has filed an appeal which is awaiting a hearing.

Interest and fines on import duty (II) and excise tax (IPI) – Sinking of the P-36 platform.

With the decision of the Maritime Court, the company filed a tax debt annulment lawsuit and an injunction suspending collection of the tax.

Maxim updated exposure: R$ 365.344 thousand.

Plaintiff: SRP – Social Security Department
Of the amount the Company disbursed to guarantee the filing of appeals and/or obtaining of the debt clearance certificate from the INSS, R$ 115.465 thousand is recorded as deposited in court, which could be recovered in the proceedings in progress, related to 331 tax deficiency notices amounting to R$ 363.293 thousand at June 30, 2009. Petrobras’ legal department classifies the chances of loss with respect to these deficiency notices as possible, as it considers the risk of future disbursement to be minimal.

Nature: Tax
Tax deficiency notices related to social security charges arising from administrative proceedings brought by the INSS which attributed joint liability to the company for the contracting of a civil construction and other services.

Plaintiff: Federal Revenue Department of Rio de Janeiro
On August 15, 2006, the Company filed in the Federal Revenue Inspectorate of Rio de Janeiro a refutation of this notice of infraction as it considers that the tax collecting classifications that were made were supported by a technical report from a renowned institute. In a session on October 11, 2007, the First Panel of Judges considered the tax assessment as invalid, overcoming one judge who voted for partial validity. The Federal Revenue Inspectorate filed an ex-officio appeal to the Taxpayers’ Council and this request has not yet been heard.

Nature: Tax
Tax deficiency notice referring to import duty (II) and excise tax (IPI), contesting the tax classification as Other Electricity Generation Groups for the importing of equipment belonging to the thermoelectric power station, Termorio S.A.

Maxim updated exposure: R$ 681.671 thousand.

Plaintiff: Federal Revenue Department	The lower court considered the assessment to have grounds.
Nature: Tax	The company filed a spontaneous appeal.
CIDE – Fuels. Non-payment in the period from March 2002 to October 2003, pursuant to court orders obtained by distributors and petrol stations protecting them from levying this charge.	Maxim updated exposure: R$ 1.131.130 thousand.

Plaintiff: Federal Revenue Department	The lower court considered the assessment to have grounds.
Nature: Tax	There was an appeal by the Federal Revenue Department to the Taxpayers’ Council that was approved. Petrobras filed a spontaneous appeal which is awaiting a hearing .
Withholding income tax (IRRF) on remittances for payment of petroleum imports.
Maximum updated exposure: R$ 853.235 thousand.

Description	Current situation
Plaintiff: Federal Revenue Department of Rio de Janeiro	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal.
Nature: Tax	Maximum updated exposure: R$ 251.081 thousand.
Corporate income tax (IRPJ) and social contribution (CSLL) 2003 – fine on arrears on payment made through voluntary disclosure.

Plaintiff: IBAMA	Sentence handed down at the lower administrative level, ordering Petrobras to pay for non-compliance with the TAC.
Nature: Civil	The Company filed a hierarchical appeal to the Ministry of the Environment which is awaiting judgment.
Non-compliance with the Settlement and Commitment Agreement (TAC) clause related to the Campos Basin, of August 11, 2004, for continuing to drill without prior approval.	Maximum updated exposure: R$ 142.231 thousand.

Plaintiff: Federal Revenue Department	The lower court considered the assessment to have grounds.
Nature: Tax	The spontaneous and special appeals by Petrobras were improvident. Awaiting the deposit for making an appeal.
Payment of CIDE (Contribution for intervention in the economic domain) on importing propane and butane.	Maximum updated exposure: R$ 186.404 thousand.

Plaintiff: Federal Revenue Department	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing.
Nature: Tax	Maximum updated exposure: R$ 1.570.650 thousand.
Non payment of CIDE by Petrobras on imports of naphtha resold to Braskem.

Plaintiff: State of Rio de Janeiro
Lower court decision favorable to Petrobras. Appeal filed by the State of Rio de Janeiro and by Petrobras, with respect to the amount of the fees. By a majority decision the appeal of the State of Rio de Janeiro was approved and the appeal by the Company was considered invalid. Petrobras invoked motions to reverse or annul the court decision, which are awaiting a hearing

Nature: Tax
ICMS – Sinking of Platform P-36
Maximum updated exposure: R$ 839.922 thousand.

Plaintiff: State Finance Department of Rio de	Unfavorable decision for Petrobras. Spontaneous appeal filed in the Taxpayers’ Council, which is awaiting a hearing.
Janeiro	Maximum updated exposure: R$ 170.336 thousand.
Nature: Tax
ICMS – LNG transfer operations in the ambit of the centralizing establishment.

Plaintiff: State of São Paulo	The lower court considered the assessment to have grounds.
Nature: Tax	The Company filed a spontaneous appeal.
Termination of payment of ICMS on imports of natural gas from Bolivia.	Maximum updated exposure: R$ 721.535 thousand.

Description	Current situation
Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Jaguaré, Marataízes, Serra, Vila Velha and Vitória.	The Company presented administrative defenses with the aim of canceling the assessments and the majority are in the process of being heard. The municipalities, where the defenses have already been heard at the administrative level, have not filed any measure aiming at judicial execution of their credits. The Company is studying the best strategy for legally annulling these credits and avoiding future infraction notices.

Nature: Tax
Not withholding and paying service tax (ISS) on offshore services.
Some municipalities located in the State of Espírito Santo have filed notices of infraction against Petrobras for the supposed failure to withhold service tax of any nature (ISSQN) due on offshore services. Petrobras withheld the ISSQN; however, it paid the tax to the municipalities where the respective service providers are established, in accordance with Complimentary Law 116/03.
Maximum updated exposure: R$ 1.025.245 thousand

Plaintiff: National Petroleum Agency (ANP)	On July 18, 2007, Petrobras was notified of a new ANP board resolution, establishing the payment of further sums considered due, retroactively to 1998, annulling the earlier board resolution.
Nature: Tax
Special participation of the Marlim field – Campos Basin.
The special participation was established by Brazilian Petroleum Law 9.478/97 and is paid as a form of compensation for oil production activities and is levied on high volume production fields.
Petrobras filed a writ of security and obtained an injunction suspending the payment of the differences with respect to the special participation mentioned in ANP Board Resolution 400/2007, until the legal proceedings currently in progress in the Federal Court of Rio de Janeiro are concluded.

The method used by Petrobras to calculate the special participation due for the Marlim field is based on a legally legitimate interpretation of Ordinance 10 of January 14, 1999, approved by the National Petroleum Agency (ANP).

The administrative collection, which had been suspended due to the injunction granted in a writ of security, was resumed due to dismissal of the appeal by Petrobras. The company filed an appeal with the Civil Appeals Court and also filed for a temporary stay, both of which are awaiting a hearing by the court.

On August 16, 2006 the full Board of Directors of ANP approved the report on the certification of the payment of the special participation in the Marlim field that established the methodology to be applied with regard to the special participation in Marlim, and also determined that Petrobras should make an additional payment in the amount of R$ 400 million, related to underpayment by Petrobras as a result of having used the calculation method initially determined by ANP.

Question decided judicially. The amount claimed is R$ 3.265.134 thousand.

Petrobras accepted the order of ANP on the grounds that the new methodology would not be applied retroactively, thus ensuring compliance with constitutional principles such as legal security and perfect legal act and paid the additional amount charged in accordance with the final decision of the highest level of decision-making of ANP – its Full Board of Directors.

Description	Current situation

Plaintiff: Department of Finance of the State of Rio de Janeiro	Petrobras presented administrative defenses with the aim of cancelling the assessments and the majority are still in the process of being heard.

Nature: Tax
Maximum updated exposure: R$ 488.218 thousand
Incorrect use of ICMS credits from drilling bits and chemical products used in formulating drilling fluid.

The State Finance Department of Rio de Janeiro drafted notices of tax assessment as it understand that they comprise material for use and consumption, for which use of the credit will only be permitted as from 2011.

22.2.1 Environmental questions

The Company is subject to various environmental laws and regulations that regulate activities involving the unloading of oil, gas and other materials and that establish that the effects on the environment caused by the Company’s operations must be remedied or mitigated by the company. We present below the updated situation of the main environmental proceedings with chances of possible loss.

In 2000, an oil spill at the São Francisco do Sul Terminal of the Presidente Getúlio Vargas Refinery (Repar) discharged approximately 1.06 million gallons of crude oil into the surrounding area. At that time approximately R$ 74.000 thousand was spent to clean up the affected area and to cover the fines applied by the environmental authorities. The following lawsuit refers to this spill:

Description	Current situation
Plaintiff: AMAR – Association for	No decision handed down in the lower court. It is awaiting the start of the expert investigation to quantify the amount.
Environmental Defense of Araucária	Maximum updated exposure: R$ 118.611 thousand.
Nature: Environmental	The court determined that this suit and the suit brought by the Paraná Environmental Institute (IAP) are heard together.
Indemnification for moral and property damage to the environment.

In 2001, the Araucária – Paranaguá oil pipeline ruptured as a result of an earthquake, causing a spill of, approximately, 15.059 gallons of fuel oil into a number of rivers in the State of Paraná. At that time, services to clean the river surfaces were performed, recovering, approximately, 13.738 gallons of oil. As a result of the accident the following suit was filed against the Company:

Description	Current situation
Plaintiff: Paraná Environmental Institute (IAP)	The lower court partially accepted the defense and reduced the fine.
Appeal by Petrobras awaiting a hearing at the Court of Appeals.
Nature: Environmental	Maximum updated exposure: R$ 122.443 thousand.

Fine applied for alleged environmental damages.	The court determined that this suit and the suit brought by AMAR are heard together.

On March 20, 2001, platform P-36 sank in the Campos Basin. As a result of the accident the following suit was filed against the Company:

Description	Current situation
Plaintiff: Federal Public Attorney’s Office –
As published on May 23, 2007 the claim was considered partially to have grounds and Petrobras was ordered to pay damages in the amount of R$ 100.000 thousand, for the damage caused to the environment, to be restated monthly with 1% interest on arrears as from the date on which the event occurred. Petrobras filed a civil appeal against this decision which is awaiting a hearing.
Maximum updated exposure: R$ 230.964 thousand.
Rio de Janeiro
Nature: Civil
Indemnification for environmental damages –
P-36.

22.3 Asset contingencies

    Recovery of PIS and COFINS

Petrobras and its subsidiaries Gaspetro and Refap filed a civil suit against the Federal government before the judiciary of Rio de Janeiro, referring to recovery, through offsetting, of the amounts paid as PIS on financial revenue and exchange gains in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004, in light of the ruling that paragraph 1 of article 3 of Law 9.718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered that the aforementioned paragraph 1 of article 3 of Law 9.718/98 is unconstitutional.

On January 9, 2006, in view of the final decision by the Federal Supreme Court, Petrobras filed a new suit aiming at recovering the COFINS related to the period from January 2003 to January 2004.

At June 30, 2009, the amount of R$ 2.163.706 thousand for Petrobras, R$ 70.424 thousand for Gaspetro, R$ 26.900 thousand of Transpetro and R$ 13.718 thousand for Refap, with respect to the aforementioned suits, are not reflected in the financial statements.

23 Commitments assumed by the energy segment

Commitments for purchase of natural gas

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase a total of 201,9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual of volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until 2019 and shall be renewed until the total contracted volume has been consumed.

Additional values are being negotiated with YPFB, with respect to the quantity of liquids (heavy hydro carbonates) present in the natural gas acquired through the Guess Supply Agreement (GSA). The amendment to the GSA shall take into consideration additional values between US$100 million and US$180 million per year, applied to the volumes of gas delivered as from May 2007.

In the period between 2002 and 2005, Petrobras bought less than the minimum volume established in the agreement with YPFB and paid US$ 81.409 thousand (equivalent to R$ 158.814 thousand at June 30, 2009) referring to the volumes not transported, the credits for which will be realized through the drawing of future volumes.

The commitments for purchase of gas up to the end of the agreement represent volumes of 24 million cubic meters per day.

24 Guarantees for concession agreements for petroleum exploration

Petrobras gave guarantees to the National Petroleum Agency (ANP) in the total amount of R$ 4.232.476 thousand for the Minimum Exploration Programs established in the concession agreements for exploration areas, with R$ 3.708.929 thousand, net of commitments already undertaken, remaining in force. Of this amount, R$ 2.997.056 thousand corresponds to a lien on the oil from previously identified fields already in production, and R$ 711.873 thousand refers to bank guarantees.

25 Segment reporting

Petrobras is an operationally integrated Company and the major part of the production of petroleum and gas from the Exploration and Production Department is transferred to other departments of Petrobras.

In the statements by business segment, the Company’s operations are presented according to the new organization and management structure approved on October 23, 2000 by the Board of Directors of Petrobras, comprising the following departments:

a) Exploration and Production: This comprises, through Petrobras, Brasoil, PNBV, PifCo, PIB B.V., BOC, the Real Estate Investment Fund, Marlim Participações and Special Purpose Entities, the activities of exploration, production development and production of oil, LNG (Liquefied Natural Gas) and natural gas in Brazil, for the purpose of supplying, as a priority, refineries in Brazil and the selling of surplus petroleum and by products produced in their natural gas processing plants.

b) Supply: This comprises, through Petrobras, Downstream (Refap), Transpetro, Petroquisa, PifCo, PIB B.V., Refinaria de Petróleo Riograndense, Quattor Participações, PNBV, Refinaria Abreu Lima, Projetos de Transporte de Álcool – PMCC and Special Purpose Entities, the activities of refining, logistics, transport and selling of oil products, petroleum and alcohol, as well as holding interests in petrochemical companies in Brazil and in two fertilizer plants.

c) Gas and Energy: This comprises, through Petrobras, Gaspetro, Petrobras Comercializadora de Energia, Petrobras Distribuidora, PifCo, GNL do Nordeste, Specific Purpose Entities and Thermoelectric Power Stations, the transport and trading of natural gas produced in Brazil and imported, as well as the transport and trading of LNG that is imported, the generation and trading of electric power, and holding interests in national gas transporters and distributors and in thermoelectric power stations.

d) Distribution: It is responsible for the distribution of oil products, fuel alcohol and compressed natural gas in Brazil, represented by the operations of Petrobras Distribuidora.

e) International: It comprises, through PIB B.V., PifCo, 5283 Participações, BOC and Petrobras, the activities of exploration and production of oil and gas, supply, gas and energy, and distribution, carried out abroad in a number of countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other departments, notably those linked to corporate financial management, the overheads related to central administration and other expenses, including the actuarial expenses referring to the pension and healthcare plans are allocated to the retirees and beneficiaries.

The accounting information per business segment was prepared based on the assumption of controllability, for the purpose of attributing to the business sectors only those items over which these segments have effective control.

26 Derivative financial instruments, hedge and risk management activities

The company is exposed to a series of market risks arising from its operations. These risks mainly involve the fact that eventual variations in the prices of oil and oil products, in exchange rates or in interest rates may negatively affect the value of the Company's financial assets and liabilities or future cash flows and profits

26.1 Risk management objectives and strategies

Petrobras has a global policy for risk management which it has been developing under the management of the Company’s officers. In 2004, the Executive Committee of Petrobras established the Risk Management Committee composed of executive managers from all the business departments and from a number of corporate departments. This committee, as well as having the purpose of assuring integrated management of exposures to risks and formalizing the main guidelines for the Company’s operation, aims at concentrating information and discussing actions for risk management, facilitating communication with the executive officers and the board of directors in aspects related to best corporate governance practices.

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the company may attain its strategic goals.

In addition to assuring adequate protection for its fixed assets, facilities, operations and officers and orientating financial, tax, regulatory, market and loan exposure evaluations, amongst others, the Petrobras risk management policy seeks to explicit its character of complementariness to its structural actions, which will create solid economic and financial grounds, capable of assuring that the opportunities for growth will be taken advantage of, even in adverse external circumstances.

26.2 Market risk management of oil and oil products

a) Hedge policy

Considering that the Company’s business plan uses conservative price assumptions and the fact that, in normal conditions, price fluctuations of commodities do not present a substantial risk to the carrying out of its strategic objectives, Petrobras maintains exposure to the price cycle and does not use derivatives for hedging systemic operations, i.e. the purchase or sale of goods with the aim of meeting the operating needs of the Petrobras System.

Nevertheless, the decisions referring to this issue are reviewed periodically and recommended to the Risk Management Committee. If hedge is indicated, in scenarios with a significant probability of adverse events, the hedge strategy should be carried out with the aim of protecting the Company’s solvency and liquidity, considering an integrated analysis of all the company’s risk exposures and assuring the execution of the corporate investment plan.

Following the assumption of considering only the consolidated net exposure of the price risk of oil and oil products, the operations with derivatives, generally, are limited to protecting the results of transactions carried out on the international market for physical goods, i.e. hedge operations are those where the positive and negative changes are totally or partially offset by the opposite result in the physical position.

b) Main transactions and future commitments that are the object of hedge

The main hedge operations carried out by the companies of the Petrobras System are intended for protecting the expected results of the transactions performed abroad.

The hedges are usually short-term operations and accompany the terms of the commercial transactions. The instruments used are futures, forward, swap and options contracts. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

c) Parameters used for risk management and the results obtained with respect to the proposed objectives

The main parameters used in risk management for variations of Petrobras’ oil and oil product prices are the cash flow at risk (CFAR) for medium-term assessments, Value at Risk (VAR) for short-term assessments, and Stop Loss. Corporate limits are defined for VAR and Stop Loss.

The hedges settled during the period from April to June 2009 corresponded to approximately 16,48% of the traded volume of imports and exports to and from Brazil plus the total volume of the products traded abroad, compared to (9,58%) in the period from January to March 2009.

d) Criteria for determining fair value

The fair value of the derivatives for oil and oil products is determined through prices quoted (without adjustments) on the market for similar assets or liabilities.

e) Notional and fair values and values at risk of the portfolio

The main counterparties of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), Intercontinental Exchange (ICE), BP North America Chicago, Morgan Stanley and Shell (STASCO).

At June 30, 2009, the portfolio for commercial operations carried out abroad, as well as the hedges for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$ 14.611 million.

The following table summarizes the information on the derivative contracts in force for oil and oil products.

Derivatives for oil and oil products

	Consolidated

	Notional value in		Fair value
	thousands of bbl*		R$ thousand**		Maturity

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

Futures contracts	(7.398)	(3.835)	(21.805)	12.947	2009
Purchase commitments	14.528	17.453
Sale commitments	(21.926)	21.288

Options contracts	(4.600)	(3.650)	2.315	(4.012)	2009

Purchase		(1.300)	1.477	(3.357)

Bidding position		1.300
Short sale	(2.475)	(2.600)

Sale	(2.125)	(2.350)	838	(655)

Bidding position	650	1.800
Short sale	(2.775)	(4.150)

Forward contracts	(72)	2.739	(4.989)	16.959	2009

Purchase position	7.391	4.919
Sale position	(7.463)	(2.180)

Total recorded in other current assets			(24.479)	25.894

	Parent Company

	Notional value in		Fair value
	thousands of bbl*		R$ thousand**		Maturity

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

Futures contracts	(425)	411	12.303	350	2009

Purchase commitments	8.090	9.095
Sale commitments	(8.515)	(8.684)

Options contracts	(3.050)	(3.650)	1.808	(4.012)	2009

Purchase	(1.400)	(1.300)	1.213	(3.357)

Bidding position		1.300
Short sale	(1.400)	(2.600)

Sale	(1.650)	(2.350)	595	(655)

Bidding position	450	1.800
Short sale	(2.100)	(4.150)

Forward contracts	89	(168)	(3.646)	5.381	2009

Purchase position	383	491
Sale position	(294)	(659)

Total recorded in other current assets			10.465	1.718

* A negative notional value represents a sale position.

** Negative fair values were recorded in liabilities and positive fair values in assets.

f) Gains and losses in the period

		R$ thousand

	Consolidated		Parent Company

Derivatives for oil and oil products	06.30.2009	06.30.2008	06.30.2009	06.30.2008

Gain (loss) recorded in results	(329.403)	(93.419)	72.874	134.491
Gain (loss) recorded in shareholders' equity	0	0

g) Value and type of margins given in guarantee

The guarantees given as collateral generally consist of deposits. At June 30, 2009, the balances of the margins given for coverage of commodity derivatives traded on the stock exchanges and over-the-counter market of the Parent Company and Consolidated were R$ 86.930 thousand and R$ 208.511 thousand, respectively.

h) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the derivatives for oil and oil products. The probable scenario is the fair value at June 30, 2009. The possible and remote scenarios consider the deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

		R$ thousand

		Consolidated

Market derivatives for oil and oil		Probable Scenario	Possible Scenario	Remote Scenario
products	Risk	at 06.30.2009	(Δ of 25%)	(Δ of 50%)

Brent oil	High in Brent Oil	1.476	(35.656)	(72.787)
Fuel oil	High of Fuel Oil	(3.188)	(79.210)	(155.231)
Diesel	High of Diesel	4 .380	(67.388)	(139.156)
Gasoline	High of Gasoline	6 0.816	3 9.890	18.964
Freight	High in freight	(74)	(150)	(225)
WTI	High of WTI	(59.732)	(239.041)	(448.600)

26.3 Management of exchange risks

a) Hedge policy

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rate. With respect to the management of these risks, Petrobras seeks to identify and address them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for hedge.

Taking advantage of operating in an integrated manner in the energy segment, the Company seeks, primarily, to identify or create natural hedges, i.e. to benefit from the correlation between its income and expenses. In the specific case of exchange variation inherent to contracts where the cost and the remuneration involve different currencies, this protection is provided through the allocation of investments of the cash between the real, the US dollar or another currency.

The management of risks is done for the net exposure. Periodic analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain obligations of the Company.

The subsidiary Petrobras Distribuidora carries out exchange hedge operations for covering the trading margins inherent to exports (aviation segment) for foreign clients. The purpose of the operation, contracted concomitantly with the definition of the cost of the products exported, is to assure that the trading margins agreed to with the foreign clients are maintained during the period of validity of the negotiated prices, as well as during the commercial term for payment. Internal policy limits the volume of exchange hedge operations to the volume of products exported.

REFAP has a policy of using swaps (US$ vs. CDI) for reducing exchange exposure. The Exchange Protection Committee evaluates the risks that the Company is exposed to and recommends carrying out operations for contracting exchange hedge for future settlement at the cost of the Interbank Deposit Certificate (CDI), plus the exchange coupon. The exclusive purpose of the policy is to reduce exchange exposure.

b) Main transactions and future commitments that are the object of hedge

In September 2006, the Company, through its subsidiary PifCo, contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term. For this relationship between the derivative and the loan, the Company adopted hedge accounting.

Between January 1 and June 30, 2009 Petrobras Distribuidor contracted exchange hedge operations for covering the trading margins inherent to exports (aviation segment) for foreign clients. The purpose of the operation is to assure that the trading margins agreed to with the foreign clients are maintained during the period of validity of the negotiated prices, as well as during the commercial term for payment. On average, the period of exposure is three months.

REFAP contracted swap operations of exchange variance versus CDI, swapping the exposure in dollars plus the exchange coupon for variation of the CDI. The purpose of these operations is to hedge the debt denominated in US dollars (tied to the acquisition of imported petroleum).

c) Parameters used for risk management and the results obtained with respect to the proposed objectives

The hedge known as a cross-country swap follows CVM Resolution 566/08 which approved CPC 14 - Financial Instruments: Recognition, valuation and proof.

Effectiveness tests are conducted quarterly in order to measure how much the changes in the fair value or the cash flow of the hedge items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap significantly minimizes the variation in the cash flow of the bonds issued in Yens.

Petrobras Distribuidora is in a short position in exchange futures rates through NDFs on the Brazilian over-the-counter market. The hedge is contracted concomitantly with the definition of the cost of the exported products, thus fixing and guaranteeing the trading margin. The Company's policy is to contract hedge up to the maximum of 100% of the volume exported.

In the period from January to June 2009 operations were contracted in the amount of US$ 139.18 million. The volume of hedge executed for exports represented 67,5% of the total exported by the company. The settlements of the operations that matured between January 1 and June 30, 2009 generated a positive result for the Company of R$ 12.110 thousand.

d) Criteria for determining fair value

The fair value of the derivatives is calculated based on usual market practices, using the closing values of the interest rates in Yens, US dollars and Reais for all the period of the contracts.

e) Notional and fair values and values at risk of the portfolio

The table below summarizes the information on the derivative contracts. The derivative transactions take into consideration the approved limits and credit balance for each institution in accordance with the regulatory orientations and procedures established by the Company. The main counterparties of these operations are: Banco do Brasil, HSBC, Bradesco and Itaú BBA.

Foreign currency derivatives

	Consolidated

	Notional Value in $ thousand		Fair value R$ thousand**		Maturity	Value at Risk R$ thousand*

	06.30.2009	03.31.2009	06.30.2009	03.31.2009

Dollar forward contracts

Sale position	66.215	40.498	8.010	2.475	2009	2.927

	66.215	40.498	8.010	2.475

Contracts of swaps

Swaps
Asset position			(32.193)	(5.195)	2009	32.288

Foreing currency dollar	116.040	181.400	226.604	421.773
Liability position
CDI Reais	254.050	426.968	(258.797)	(426.968)

Cross Currency Swap			89.139	44.309	2016	43.977

Asset position
Average rate of receipt (JPY) = 2.15%	35.000.000	35.000.000	764.225	902.847
Liability position
Average rate of payment (USD) = 5.69%	297.619	297.619	(675.086)	(858.538)

Total recorded in other current assets and liabilities			64.956	41.589

* Value at Risk = maximum expected loss in 1 day with 95% reliability under normal market conditions. Not reviewed by the external audit.
**Negative fair values were recorded in liabilities and positive fair values in assets.

f) Gains and losses in the period

	R$ thousand

	Consolidated		Parent Company

Foreign currency derivatives	06.30.2009	06.30.2008	06.30.2009	06.30.2008

Gain (loss) recorded in results	(82.744)	30.628
Gain (loss) recorded in shareholders' equity	(38.356)	(27.907)

g) Value and type of margins given in guarantee

The existing foreign currency derivative operations do not require a guarantee margin deposit.

h) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the foreign currency derivatives. The probable scenario is the fair value at June 30, 2009. The possible and remote scenarios consider the deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

			Consolidated

			R$ thousand

Foreign currency derivatives	Risk	Probable scenario	Possible Scenario	Remote Scenario	VAR*
		at 06.30.2009	(Δ of 25%)	(Δ of 50%)

Dollar forward contracts	Appreciation of the dollar against the real	8.010	(24.401)	(56.812)	2.927
SWAP	Appreciation of the real against the dollar	(32.193)	(88.844)	(145.495)	32.288
Cross Currency Swap	Depreciation of the yen against the real	89.139	(63.706)	(165.603)	43.977

*Value at risk = Maximum expected loss in 1 day with 95% reliability under normal market conditions. Not reviewed by the external audit.

26.4 Management of interest rate risks

The interest rate risk that the company is exposed to is due to its long-term debt and, to a lesser degree, its short-term debt. The foreign currency debt at floating rates is subject, mainly, to the fluctuation of the Libor and the debt expressed in reais is subject, mainly, to the fluctuation in the long-term interest rate (TJLP), published by the Central Bank of Brazil. Currently, the company does not use derivative financial instruments to manage its exposure to floating interest rates.

26.5 Financial instruments

During the normal course of its business dealings the company uses various types of financial instruments.

a) Credit concentration risk

A significant portion of the company's assets, including financial instruments, is located in Brazil. The Company's financial instruments that are exposed to credit concentration and risk are mainly cash and cash equivalents, government bonds, accounts receivable and futures contracts.

The Company adopts a number of measures to decrease its exposure to credit risks to acceptable levels.

b) Market fair value

The market fair value of financial instruments is determined based on published market prices or, in the absence thereof, on the present value of expected cash flows. The market fair values of cash and cash equivalents, trade accounts receivable, short term debt and accounts payable to suppliers are the same as their carrying values. The market fair value of the long-term assets and liabilities closely approximates their carrying value.

27 Security, environment and health

In the first half of 2009, Petrobras’s main security, environment and health indexes were compatible with the best companies in the sector worldwide and in the period it did not register any significant occurrence of oil spillage affecting the environment.

Petrobras continually invests in training and development of new technologies aimed at accident prevention and the safety and health of its employees. In its continual quest for excellence in these areas, the Company is implementing the Project for Strategic Excellence in Multidisciplinary Healthcare (SMS), involving its business departments, units abroad and subsidiary companies.

This project establishes a set of actions that aim to promote continuous improvement in the Company’s performance in multidisciplinary healthcare (SMS), preparing it for the growth forecast in its 2020 Strategic Plan. It includes training in multidisciplinary healthcare of new employees, which led to the installation, last April, of the SMS Station, an interactive space with modern 3D technology, intended to make the new employees aware of multidisciplinary health questions.

The Company’s total expenditure on security, environment and health (SMS), considering investments and operations, reached the amount of R$ 1.988.285 thousand in the first half of 2009, of which R$ 1.003.678 thousand was spent on security, R$ 800.230 thousand was spent on the environment and R$ 184.377 thousand was spent on health, where the expenses with multidisciplinary health assistance (AMS) and support for outside environmental programs and/or projects are not included.

This total includes the expenditures made through Pegaso (Program for Excellence in Environmental Management and Operating Security), which, between investments and operations, totaled R$ 273.994 thousand in the period.

28 Statement of Added Value

	R$ thousand

	Consolidated				Parent Company

	06.30.2009		06.30.2008		06.30.2009		06.30.2008

Revenues
Sales of products and services and other revenues	111.556.479		129.151.485		85.274.954		98.911.498
Allowance for doubtful accounts - formation	31.114		(93.169)		12.146		(84.712)
Revenues related to construction of assets for own use	24.809.132		17.295.524		17.903.065		12.449.384

	136.396.725		146.353.840		103.190.165		111.276.170

Inputs acquired from third parties
Materials consumed	(16.117.476)		(20.648.868)		(9.937.303)		(13.885.498)
Cost of goods for resale	(10.564.219)		(20.174.877)		(7.232.800)		(13.297.941)
Power, third-party services and other operating expenses	(30.586.095)		(20.234.425)		(24.225.110)		(14.621.294)
Tax credits on inputs acquired from third parties	(7.660.341)		(9.702.989)		(6.381.328)		(8.733.785)
Loss on recovery of assets	(137.782)		19.724		158.420		19.724

	(65.065.913)		(70.741.435)		(47.618.121)		(50.518.794)

Gross added value	71.330.812		75.612.405		55.572.044		60.757.376

Retentions
Depreciation and amortization	(6.820.237)		(5.280.909)		(4.631.485)		(3.642.459)

Net added value produced by the Company	64.510.575		70.331.496		50.940.559		57.114.917

Transferred added value
Equity in earnings (losses) of significant investments	4.351		692.957		4.021.026		2.655.657
Financial income - including monetary and exchange variations	1.683.848		1.316.848		2.104.205		2.673.706
Amortization of goodwill and discounts	(2.405)		(152.523)		3.059		(117.633)
Rents, royalties and others	615.566		721.434		578.293		659.006

	2.301.360		2.578.716		6.706.583		5.870.736

Total added value to be distributed	66.811.935		72.910.212		57.647.142		62.985.653

Distribution of added value
Personnel and directors
Payroll and related charges
Salaries	5.476.263	8%	4.460.806	6%	4.013.669	7%	3.145.067	5%

Benefits
Advantages	375.498	0%	312.247	0%	233.473	0%	243.627	0%
Retirement and pension plan	445.486	1%	460.934	1%	426.993	1%	433.139	1%
Healthcare plan	794.220	1%	843.059	1%	752.100	2%	805.498	2%

FGTS	321.380	0%	275.642	0%	279.964	0%	246.217	0%

	7.412.847	10%	6.352.688	8%	5.706.199	10%	4.873.548	8%

Taxes
Federal ( * )	21.075.171	32%	29.143.766	40%	17.912.811	31%	26.493.772	42%
State	12.019.558	18%	10.897.208	15%	6.479.982	10%	6.231.180	10%
Municipal	101.488	0%	80.074	0%	66.395	0%	45.528	0%
Abroad ( * )	2.388.018	4%	2.333.655	3%

	35.584.235	54%	42.454.703	58%	24.459.188	41%	32.770.480	52%

Financial institutions and suppliers
Interest and exchange and monetary variations	5.258.280	8%	3.764.213	5%	7.194.962	12%	4.563.346	7%
Rental and affreightment expenses	2.787.384	4%	2.932.058	4%	6.236.667	11%	4.337.282	7%

	8.045.664	12%	6.696.271	9%	13.431.629	23%	8.900.628	14%

Shareholders
Interest on shareholders' equity	2.632.223	4%		0%	2.632.223	5%		0%
Dividends		0%		0%
Minority interest	2.218.921	3%	450.731	1%				0%
Retained earnings	10.918.045	16%	16.955.819	23%	11.417.903	20%	16.440.997	26%

	15.769.189	23%	17.406.550	24%	14.050.126	25%	16.440.997	26%

Added value distributed	66.811.935	100%	72.910.212	100%	57.647.142	100%	62.985.653	100%

( * ) Includes governmental holdings

29 Additional Information on Cash Flows

		R$ thousand

	Consolidated		Parent Company

	06.30.2009	06.30.2008	06.30.2009	06.30.2008

Amounts paid and received during the year
Interest paid, net of capitalized amount	3.065.624	1.892.290	2.135.895	1.010.211
Interest received on loans		219	1.942.825	1.371.099
Income and social contribution taxes	5.159.914	4.211.879	4.187.221	3.882.413
Third party income tax withheld at source	2.451.317	1.150.896	2.246.915	1.077.314

Investment and financing transactions not
involving cash
Acquisition of fixed assets on contract with transfer	12.085	7.394	251.236
of benefits, risks and controls of assets
Provision for abandonment of wells		28.071

30 Subsequent Events

30.1 PifCo Global Notes

On July 9, 2009, the Petrobras International Finance Company (PifCo) concluded the offer of US$ 1.25 billion for reopening its global notes with maturity on March 15, 2019, in the format of a subordinated senior debt, with a yield for the investor 1.25% lower than the yield of the original issue made in February this year.

· Coupon: 7.875% p.a.;
· Yield for the investor: 6.875%;
· Spread for the American Treasury Bond: 332.3 base points;
· Date for Payment of Interest: March 15 and September 15 of each year, starting on September 15, 2009;
· Ratings: Baa1 (Moody’s); BBB- (S&P); BBB (Fitch);
· Subscribers: Citi, HSBC, J.P. Morgan and Santander; and
· Co-Managers: Banco do Brasil and Société Generale

The funds raised with this issue will be earmarked to pay part of the two-year bridge loans taken out at the beginning of the year, which will represent the lengthening of the financing, in line with what was announced during the disclosure of the 2009-2013 Business Plan.

This financing had issuing costs estimated at US$ 5 million, a premium of US$ 87 million and an effective tax rate of 6.933% p.a. Global Notes constitute unsecured, unsubordinated obligations for PifCo and have the complete, unconditional guarantee of Petrobras.

30.2 BNDES Financing

On July 30, 2009, Petrobras, jointly with its subsidiaries, Transportadora Associada de Gás S/A (TAG) and Refinaria Abreu e Lima S/A (RNEST), entered into a financing agreement in the amount of R$ 25 billion with the National Bank for Economic and Social Development (BNDES). This transaction was included in the 2009-2013 Business Plan as one of the sources for financing investments estimated at US$ 174,4 billion for the period.

The funds will be received as federal government bonds and their purpose is to finance investments related to increasing oil and gas production, amplifying refining capacity and expanding the existing network of gas pipelines in Brazil.

The cost of the financing is in line with that verified on the international capital market for a similar period and the main characteristics of the financing are:

• A term of 19 years and 8 months;

• Half-yearly amortization in September and March, with the first payment in September 2016;

• Payment of half-yearly interest, also in September and March;

• The currency of the agreement is the Real (R$); and

• Indexed to the exchange variance of the US dollar.

30.3 PifCo Line of Credit

On July 13, 2009, the Petrobras International Finance Company (PifCo) raised US$ 500 million from a line of credit with Santander with maturity in 2012. The cost of this line of credit is Libor plus market spread. PifCo used these funds to finance its operations for importing oil and oil products.

30.4 Tax contingencies

On July 16, 2009, Companhia Locadora de Equipamentos Petrolíferos (CLEP) received from the Rio de Janeiro regional office of the Federal Revenue Department notice of tax assessment in the amount of R$ 325.742 thousand, referring to questioning with respect to the rate for income tax withheld at source (IRRF) applicable to the issuing of notes abroad. There is the possibility of applying the Brazil – Japan Treaty (Dec. 61.889/67) . CLEP is taking appropriate measures for its defense.

07.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

Net income

Petrobras posted net income of R$ 7,889 million in the second quarter of 2009, with an operating profit corresponding to 32% of the net operating income (25% in the first quarter of 2009).

R$ millions
	Second Half				First Half
1t 2009	2009	2008	Δ %		2009	2008	Δ %

39.983	43.595	52.961	(18)	Gross Operating Revenue	83.578	97.822	(15)
30.472	33.687	41.587	(19)	Net Operating Revenues	64.159	75.395	(15)
7.559	10.683	13.473	(21)	Operating Profit (1)	18.242	23.115	(21)
(763)	(4.328)	(1.724)	151	Financial Result	(5.091)	(1.890)	169
1.644	2.380	1.675	42	Equity adjustment	4.024	2.538	59
6.161	7.889	9.382	(16)	Net Income	14.050	16.441	(15)
0,70	0,90	1,07	(16)	Net Income per Share	1,60	1,87	(15)
285.151	323.479	457.401	(29)	Market Value	323.479	457.401	(29)

(1) Before financial income and expenses and equity accounting.

The main factors that contributed to the 15% decrease in net income for this half year in relation to the first half of 2008 were:

• 15% decrease in net operating income, due to:

• Decrease in the average realization prices for naphtha, aviation kerosene and fuel oil, reflecting the behavior of international quotations; and

• Decrease in the volume sold on the domestic market, particularly the sales of naphtha (-5%), fuel oil (-4%), natural gas (-27%) and diesel (-5%).

• 17% decrease in average unit costs, as a result of:

• Lower expenditures with imports of oil and oil products and with government interests, reflecting the decrease in international quotations, as well as the lower volume of imports of oil products, especially diesel and aviation kerosene;

• Increase in the following expenditures:

• Exploration costs (R$ 486 million), due to greater expenses for geology and geophysics (R$ 357 million), due to the intensification of the Company’s investment program, in addition to the increase in expenses for the write-off of dry or economically unviable wells (R$ 114 million);

• Sales (R$ 382 million), due to the increase in contractual charges for storage and movement of products (R$ 263 million), incurred through not using the minimum contracted capacity of the pipes and terminals (ship or pay) and an increase in the expenses with freightage of the ships for exports, under VCP and TCP contracts (R$ 195 million), due to the increase in exports of oil and oil products, mitigated by the decrease in the provision for doubtful accounts for account receivable (R$ 97 million);

• General and administratives expenses (R$ 181 million), due to an increase in expenses with personnel (R$ 127 million), as a result of the increase in the labor force, the 2008/2009 collective bargaining agreement and the process for advances in level and the promotion for 2008. There was also an increase in expenses with third-party services (R$ 97 million), mainly data-processing, compensated by the decrease in travel expenses (R$ 31 million), as a result of the Company’s measures for cost optimization;

• Other Operating Expenses (R$ 131 million), resulting from the increase in expenses with equipment out of operation (R$ 161 million), mainly dock dues for sonar ships that will provide services for offshore fields, and lower revenues from incentives, donations and government subsidies (R$ 82 million), mitigated by lower expenses for institutional relations and cultural projects (R$ 128 million).

Offset by the decrease in the following expenses:

• Research and Development (R$ 85 million), resulting from the lower provisioning of funds for contracting projects tied to entities accredited by ANP, a result of the decrease in oil prices and consequent decrease in gross revenue from Brazilian production fields.

• Negative effect of R$ 3,202 million on the financial results, emphasizing the lower results from monetary and exchange variations (R$ 3,475 million), as a result of the effects of the depreciation of the Real in 2009 on net assets exposed to exchange rates; and

• Increase of R$ 1,486 million in the equity earnings of subsidiaries, mainly due to the better results presented by PNBV, Downstream, Gaspetro, PIB BV and Petroquisa.

Economic indexes

In the first half of 2009 the business conducted by Petrobras presented a profit of R$ 22.9 billion before financial results, results originating from corporate interests, taxes, depreciation and amortization (EBITDA), a decrease of 3.9 billion compared to the same period of 2008.

	Second Half			First Half
1t 2009	2009	2008		2009	2008
43	47	43	Gross margin (%)	45	43
25	32	31	Operational margin(%)	28	31
20	23	20	Net margin (%)	22	22
9.706	13.168	15.341	EBITDA – R$ millions	22.874	26.757

The gross margin increased two percentage points compared to the same period of the previous year, due to the lower average unit costs, as a result of the realization of expenses formed in a period of decreasing international quotations, thus reducing the cost of importing oil and oil products and expenses with government interests. This effect was mitigated by the lower average prices for exports and for the sales of basic oil products on the domestic market, whose prices are indexed to international quotations.

The operating margin decreased 3 percentage points compared to the same period of the previous year on account of higher operating expenses, compensated by the higher gross margin for the reasons already mentioned.

The Net Margin remained stable compared to the previous year.

12.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated net income in the 2Q-2009 totaled R$ 7,734 million, 33% up on the previous quarter, primarily due to increased production, the recovery of oil prices and their impact on exports, and the reduction in operating expenses. Operating cash flow, measured by EBITDA, came to R$ 17,513 million and the operating margin widened by 7% over the previous quarter.

Consolidated net income in the 1H-2009 fell 20% year-on-year, chiefly due to the 53% reduction in the average Brent crude price, which dropped from US$ 109 in the 1H-2008 to US$ 52, and the decline in international oil products prices. The negative financial result, generated by higher financing volume, commercial hedge operations and the impact of the exchange variation on assets abroad also contributed to this result. However, these effects were partially offset by the tax benefit from the provisions for Interest on Own Capital in June/2009.

On the other hand operating cash flow (EBITDA) remained much closer to 2008 levels, totaling R$ 30,936 million, 6% down on the R$ 32,814 million recorded in the 1H-2008.

Total second-quarter oil and gas production (Brazil and abroad) increased by 2% over the 1Q-2009 and by 6% year-on-year in the 1H-2009. Increased output from the P-52 and P-54 platforms (Roncador), coupled with the startup of P-53 (Marlim Leste) and P-51 (Marlim Sul), more than offset the natural decline of the mature fields.

First-half investments came to R$ 32,500 million, mostly allocated to expanding future oil and gas production capacity, the Company’s investment priority, which absorbed 45% of the total. In percentage growth terms, the leaders were the Supply, Gas and Energy, and International segments, where the respective main allocations were refinery investments in Brazil, gas pipeline network in Brazil and the distribution businesses in Chile.

Net Income and Consolidated Economic Indicators

Petrobras posted consolidated net income of R$ 13,550 million in the 1H-2009, 20% down on the 1H-2008.

R$ millions
	2nd Quarter					1st Half

1Q-2009	2009	2008	Δ %		2009	2008	Δ %

53,575	55,892	68,525	(18)	Gross Operating Revenues	109,467	127,619	(14)
42,595	44,605	55,964	(20)	Net Operating Revenues	87,200	102,799	(15)
10,220	13,896	15,917	(13)	Operating Profit (1)	24,116	27,533	(12)
(849)	(2,461)	(1,634)	(51)	Financial Result	(3,310)	(1,870)	(77)
5,816	7,734	9,717	(20)	Net Income	13,550	16,956	(20)
0.66	0.88	1.11	(21)	Net Income per Share	1.54	1.93	(20)
285,151	323,479	457,401	(29)	Market Value (Parent Company)	323,479	457,401	(29)

39	45	38	7	Gross Margin (%)	42	38	4
24	31	28	3	Operating Margin (%)	28	27	1
14	17	17	-	Net Margin (%)	16	16	-
13,423	17,513	18,631	(6)	EBITDA – R$ million	30,936	32,814	(6)

				Financial and Economic Indicators

44	59	121	(52)	Brent (US$/bbl)	52	109	(53)
2.32	2.07	1.66	25	Average US Dollar Price - Sale (R$)	2.19	1.70	29
2.32	1.95	1.59	23	Last US Dollar Price - Sale (R$)	1.95	1.59	23

(1) Operating income before financial result, equity balance and taxes.
(2) Operating income before financial result, equity balance and depreciation/amortization.

R$ millions
	2nd Quarter					1st Half

1Q-2009	2009	2008	Δ %		2009	2008	Δ %

9,000	11,808	14,803	(20)	Operating Income (Corporate Law)	20,808	26,203	(21)
849	2,461	1,634	51	(-) Financial Result	3,310	1,870	77
371	(373)	(520)	(28)	(-) Equity Income Result	(2)	(540)	(100)

10,220	13,896	15,917	(13)	Operating Profit	24,116	27,533	(12)
3,203	3,617	2,714	33	Depreciation / Amortization	6,820	5,281	29

13,423	17,513	18,631	(6)	EBITDA	30,936	32,814	(6)

32	39	33	6	EBITDA Margin (%)	35	32	3

EBITDA is not a measure recognized by the accounting practices adopted in Brazil and other companies may define it in different ways. It should not be considered as an alternative indicator for measuring operating income, or as the best form of measuring liquidity or cash flow from operating activities. EBITDA is an additional measure of the Company’s capacity to amortize debt, maintain investments and cover working capital needs.

The main factors contributing to the year-on-year variation in consolidated net income are shown below:

R$ millions
Consolidated	1H-09 x 1H-08

Operating Income (previous) (1)	27,533

Price effect	(12,129)
Materials, services, rents and depreciation	(716)
Losses with inventories devaluation	(454)
Expenses with freights (international market)	(237)
Dry wells write-offs	(198)
Expenses with generation/commercialization of electric energy	546
Government take	2,701
Import of oil, oil products and natural gas	6,962
Others	108
Operating Income (current) (1)	24,116

The behavior of the various components of consolidated net income is shown below:

• A R$ 2,012 million reduction in gross profit:

	R$ millions
	Change
	2009 X 2008
Gross Profit Analysis - Main Items	Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market: - volumes sold	(3,110)	1,989	(1,121)
- domestic prices	(2,612)		(2,612)
. International Market: - export volumes	3,197	(474)	2,723
- export price	(9,517)		(9,517)
. Increase (decrease) in expenses:(*)		8,770	8,770
. Increase (decrease) in profitability of distribution segment	334	(290)	44
. Increase (decrease) in profitability of trading operations	(3,724)	3,621	(103)
. Increase (decrease) in international sales	(3,852)	2,864	(988)
. FX effect on controlled companies abroad	4,541	(3,798)	743
. Other	(856)	905	49

	(15,599)	13,587	(2,012)

(*) Expenses Composition:	Value
- import of crude oil, oil products and gas	6,962
- government take in Brasil	2,701
- generation and purchase of energy for commercialization	546
- alcohol, biodiesel and others non-oil derivative products	(29)
- transportation: maritime and pipelines (2)	(161)
- salaries, benefits and charges	(209)
- third-party services	(324)
- materials, services, rents and depreciation	(716)

8,770

(1) Operating income before the financial result, equity income and taxes.
(2) Expenses from transportation, terminals and pipelines.

• A R$ 1,405 million increase in operating expenses, notably:

• Exploration costs (R$ 508 million), due to the increase in the write-off of dry and economically unviable wells (R$ 114 million) and increased geological and geophysical costs (R$ 357 million) in Brazil, in turn caused by the intensification of the Company’s investment program;

• General and administrative expenses (R$ 417 million), due to the rise in personnel costs (R$ 127 million) as a result of the increase in the workforce, the 2008/09 collective bargaining agreement and salary-level advancements and promotions in 2008, higher third-party service costs (R$ 97 million), especially expenses related to data processing and the incorporation of new companies (R$ 43 million); and the exchange impact on the conversion of expenses from foreign subsidiaries (R$ 121 million);

• Other operating expenses (R$ 285 million), due to the recognition of losses from the depreciation of commodities (R$ 454 million) due to the change in the commodity price level, and expenses from non-operational equipment (R$ 161 million) from the docking of drills that will be used in maritime fields, offset by the decline in regulatory and contractual fines that occurred in 2008 (R$ 282 million), resulting from failures in gas supplies to thermal plants, and lower expenses from institutional relations and cultural projects (R$ 133 million);

• Selling expenses (R$ 250 million), due to higher export and trading volumes, which pushed up ship chartering expenses, and expenses from chartering in the cabotage segment (R$ 237 million), as well as the inclusion of new companies and the exchange impact on the conversion of expenses from foreign subsidiaries (R$ 117 million), offset by the reduction in provisions for doubtful debts (R$ 97 million).

• Negative impact on the financial result (R$ 1,440 million) due to the increase in financing volume over 2008 and the impact of the dollar appreciation on foreign debt, in addition to higher exchange-rate losses on foreign investments due to the appreciation of the Real in the 1H-2009, as shown below:

	R$ millions

	1H-2009	1H-2008	Change
FX Effect on Net Debt	1,101	66	1,035
Monetary Variation on Financing	229	(148)	377
Net Financial Expenses	(1,403)	(867)	(536)

Financial Result on Net Debt	(73)	(949)	876

FX Effect on Financial Assets abroad via Controlled
Companies and SPC	(3,243)	(1,193)	(2,050)
Hedge from commercial operations	(413)	(63)	(350)
Marketable Securities	453	447	6
Other Net Financial Income (Expenses)	123	93	30
Other Net FX and Monetary Variation	(157)	(205)	48

Net Financial Results	(3,310)	(1,870)	(1,440)

• The decline in equity income (R$ 538 million) due to gains from the change in equity interests resulting from the corporate restructuring in 2008 (R$ 409 million). In 2009, the positive result from the petrochemical sector and other subsidiaries, in addition to reducing goodwill amortizations, offset provisions for losses on the acquisition of a 50% interest in the Pasadena refinery and Trading Company (USA) for a judicially arbitrated price (R$ 341 million).

• A negative minority interest impact (R$ 1,768 million), due to the result from the Special Purpose Companies caused by the impact of the exchange variation on their debt.

The main factors contributing to the quarterly variation in operating income are shown below:

R$ millions
Consolidated	2Q-09 x 1Q-09
Operating Result (previous) (1)	10,220

Volumes Effec	1,788
Price Effect	609
Import of oil, oil products and gas	475
Dry wells write-offs	366
International Sales	275
Incentives, Donations and Government Subventions	126
Expenses with generation/commercialization of electric energy	(113)
Materials, services, rents and depreciation	(170)
Others	320

Operating Result (current) (1)	13,896

The main factors contributing to the quarter-over-quarter variation in consolidated net income are shown below:

• A R$ 3,176 million increase in gross profit:

		R$ millions
		Change
		2Q-2009 x 1Q-2009
Gross Profit Analysis - Main Items		Net	Cost of	Gross
		Revenues	Goods Sold	Profit
. Domestic Market:	- volumes sold	1,655	(658)	997
	- domestic prices	(772)		(772)
. International Market:	- export volumes	(404)	1,195	791
	- export price	1,381		1,381
. Increase (decrease) in expenses: (*)			240	240
. Increase (decrease) in profitability of distribution segment		137	12	149
. Increase (decrease) in profitability of trading operations		793	(752)	41
. Increase (decrease) in international sales		667	(392)	275
. FX effect on controlled companies abroad		(668)	574	(94)
. Others		(779)	947	168

		2,010	1,166	3,176

(*) Expenses Composition:	Value
- import of crude oil, oil products and gas	475
- government take in Brasil	56
- salaries, benefits and charges	(1)
- third-party services	(3)
- transportation: maritime and pipelines (2)	(4)
- generation and purchase of energy for commercialization	(113)
- materials, services, rent and depreciation	(170)

240

Due to the average inventory period of 60 days, international oil and oil product prices, as well as the impact of the exchange rate on imports and government take are not fully reflected in the cost of goods sold in the actual period, but in the subsequent period.

	1Q-09	2Q-09	(*)
Average cost effect in the COGS (R$ million)	(1.140)	323	1.463
( ) COGS increase

(*) In the quarterly COGS comparison, note that COGS in the 1Q-2009 was negatively impacted by higher unit costs formed in previous periods. This trend was reversed as of the 2Q-2009.

• A R$ 500 million reduction in the following operating expenses:

    • Other operating expenses (R$ 258 million) due to higher gains from fiscal incentives (ADA and Sudene) and reduced losses from the decline in commodity prices and contractual fines;

    • Exploration costs (R$ 220 million), lower expenses with the write-off of dry or economically unviable wells (R$ 366 million), offset by higher geological and geophysical costs (R$ 144 million);

    • Selling expenses (R$ 118 million), due to the decline in chartered vessel freight costs, offset by increased sales and promotion costs.

• A reduction in the financial result (R$ 1,612 million), due to higher exchange losses on foreign investments, offset by reduced exchange losses on financing, as shown in the table below:

	R$ millions

	2Q-2009	1Q-2009	Change
FX Effect on Net Debt	941	160	781
Monetary Variation on Financing	190	39	151
Net Financial Expenses	(565)	(838)	273

Financial Result on Net Debt	566	(639)	1,205

FX Effect on Financial Assets abroad via Controlled
Companies and SPC	(2,823)	(420)	(2,403)
Hedge from commercial operations	(399)	(14)	(385)
Marketable Securities	224	229	(5)
Other Net Financial Income (Expenses)	(67)	(190)	(257)
Other Net FX and Monetary Variation	38	(195)	233

Net Financial Results	(2,461)	(849)	(1,612)

• An increase in equity income (R$ 744 million), reflecting the result from the petrochemical sector offset by the result from associated companies abroad (R$ 305 million) and 1Q-2009 provisions for losses in the USA (R$ 410 million).

• A negative minority interest impact (R$ 1,535 million) due to the result from the Special Purpose Companies, in turn caused by the impact of the exchange variation on their debt.

• A reduction in income tax and social contributions (R$ 645 million), due to the tax benefit resulting from the provisioning of interest on equity in the 2Q-2009.

Physical Indicators (*)

	2nd Quarter				1st Half

1Q-2009	2009	2008	Δ%		2009	2008	Δ%

Exploration & Production - Thousand bpd
				Domestic Production
1,952	1,964	1,854	6	Oil and NGL	1,958	1,835	7
309	319	321	(1)	Natural Gas (1)	314	312	1
2,261	2,283	2,175	5	Total	2,272	2,147	6
				Consolidated - International Production
114	130	104	25	Oil and NGL	122	106	15
95	101	96	5	Natural Gas (1)	98	99	(1)
209	231	200	16	Total	220	205	7
12	10	14	(29)	Non Consolidated - Internacional Production (2)	11	14	(21)

221	241	214	13	Total International Production	231	219	5

2,482	2,524	2,389	6	Total production	2,503	2,366	6

(1) Does not include liquefied gas and includes re-injected gas
(2) Non consolidated companies in Venezuela.

Refining, Transportation and Supply - Thousand bpd
426	361	441	(18)	Crude oil imports	393	396	(1)
140	121	167	(28)	Oil products imports	131	198	(34)

566	482	608	(21)	Import of crude oil and oil products	524	594	(12)

451	512	425	20	Crude oil exports	482	369	31
215	237	245	(3)	Oil products exports	226	252	(10)

666	749	670	12	Export of crude oil and oil products	708	621	14

100	267	62	331	Net exports (imports) crude oil and oil products	184	27	581

130	154	197	(22)	Import of gas and other	142	195	(27)
1(3)	1(3)	6	(83)	Other exports	1(3)	4	(75)
1,991	1,974	2,050	(4)	Output of oil products	1,982	1,974	-
1,771	1,778	1,846	(4)	• Brazil	1,774	1,811	(2)
220	196	204	(4)	• International	208	163	28
2,223	2,223	2,223	-	Primary Processed Installed Capacity	2,223	2,223	-
1,942	1,942	1,942	-	• Brazil (4)	1,942	1,942	-
281	281	281	-	• International	281	281	-
				Use of Installed Capacity (%)
91	90	95	(5)	• Brazil	90	93	(3)
69	60	63	(3)	• International	64	59	5
80	79	77	2	Domestic crude as % of total feedstock processed	79	78	1
(3) Include ongoing exports
(4) As per ownership recognized by ANP.

Sales Volume - Thousand bpd
658	715	754	(5)	Diesel	687	727	(6)
303	288	302	(5)	Gasoline	296	300	(1)
97	89	95	(6)	Fuel Oil	93	96	(3)
152	165	152	9	Nafta	158	159	(1)
195	212	217	(2)	GLP	203	207	(2)
76	76	75	1	QAV	76	75	1
128	218	170	28	Others	173	170	2

1,609	1,763	1,765	-	Total Oil Products	1,686	1,734	(3)
97	107	90	19	Alcohol, Nitrogens, Biodiesel and other	102	82	24
215	235	315	(25)	Natural Gas	225	309	(27)

1,921	2,105	2,170	(3)	Total domestic market	2,013	2,125	(5)
667	750	676	11	Exports	709	625	13
682	460	631	(27)	International Sales	570	594	(4)

1,349	1,210	1,307	(7)	Total international market	1,279	1,219	5

3,270	3,315	3,477	(5)	Total	3,292	3,344	(2)

Price and Cost Indicators (*)

	2nd Quarter				1st Half

1Q-2009	2009	2008	Δ%		2009	2008	Δ%

Average Oil Products Realization Prices
163.59	160.79	178.03	(10)	Domestic Market (R$/bbl)	162.15	170.68	(5.0)

Average sales price - US$ per bbl
				Brazil
32.23	48.68	105.46	(54)	Crude Oil (US$/bbl)(5)	40.74	95.89	(58)
31.50	23.85	39.01	(39)	Natural Gas (US$/bbl) (6)	27.48	38.12	(28)
				International
39.21	48.92	75.41	(35)	Crude Oil (US$/bbl)	44.34	69.41	(36)
12.75	11.23	17.88	(37)	Natural Gas (US$/bbl)	11.98	17.41	(31)

(5) Average of the exports and the internal transfer prices from E&P to Supply.
(6) Internal transfer prices from E&P to Gas & Energy.

Costs - US$/barrel

				Lifting cost:
				• Brazil
7.82	8.72	9.88	(12)	• • without government participation	8.27	9.28	(11)
14.69	19.50	31.08	(37)	• • with government participation	17.11	27.99	(39)
4.61	4.65	4.37	6	• International	4.63	4.19	11
				Refining cost
2.58	3.07	3.53	(13)	• Brazil	2.83	3.57	(21)
4.70 (7)	5.94	5.43	9	• International	5.29	5.71 (8)	(7)
478	567	702	(19)	Corporate Overhead (US$ million) Parent Company	1,045	1,350	(23)

Costs - US$/barrel

				Lifting cost
				• Brazil
17.91	17.58	16.34	8	• • without government participation	17.74	15.76	13
34.24	38.86	51.14	(24)	• • with government participation	36.56	47.22	(23)
				Refining cost
5.88	6.34	5.84	9	• Brazil	6.11	6.07	1

(7) Considering the revision in the Japan refinery cost.
(8) Altered by the elimination of 1 month delay in data processing from Japan refinery.

Exploration and production – thousand barrels/day

Increased output from P-52 and P-54 (Roncador), together with the start-up of P-53 (Marlim Leste), P-51 (Marlim Sul) and FPSO Cidade de Niterói (Marlim Leste), more than offset the natural decline in the mature fields.

Increased production from P-53 and the start up P-51 (Marlim Sul) and FPSO-Cidade de Niterói (Marlim Leste) in January/2009 and February/2009, respectively, more than offset the natural decline in the mature fields.

Consolidated international oil and NGL production increased due to the start-up of production in Nigeria in July 2008, partially offset by the reduction in Ecuador due to the sale of part of the interest in Block 18.

Consolidated gas production dipped by 1% due to the reduction in Brazil’s imports of Bolivian gas until April/2009 and lower consumption by thermal plants as a result of increased production by the hydro plants, offset by the increased interest in Sierra Chata, in Argentina, in the 4Q-2008.

Consolidated international oil and NGL production moved up due to the start-up of the Akpo Field, in Nigeria, in March/2009.

Consolidated gas production increased by 6% due to the increase in Brazil’s imports of Bolivian gas as of May/2009.

Refining, Transportation and Supply – thousand barrels/day

Processed crude volume in the country’s refineries fell due to the scheduled stoppages in distillation units.

The 1% quarterly decrease was due to the programmed stoppage in the distillation units.

Processed crude in the overseas refineries rose by 17% due to the inclusion of the Japanese refinery acquired in April/08, in addition to the improved operating performance by the U.S. refinery.

In the 2Q-2009, processed crude in the overseas refineries fell by 10%, due to a scheduled stoppage in the Japanese refinery in May/2009.

Costs

Lifting Cost (US$/barrel)

Excluding the impact of the depreciation of the Real, the lifting cost in Brazil climbed by 4% over the 1H-2008 due to the increased number of well interventions and equipment maintenance in P-34, wells in the Marlim field and the Pargo platform, as well as higher personnel expenses.

Excluding the impact of the appreciation of the Real, the unit lifting cost in Brazil edged up by 2%, chiefly due to higher expenses with well interventions in Campos Basin.

The lifting cost fell due to the decrease in the average Brazilian oil price used to calculate the government take, partially offset by the increase in the special participation tax rate due o due to higher output from the new platforms.

The lifting cost moved up due to the increase in the average Brazilian oil price used to calculate the government take, thanks to the international price recovery.

The international unit lifting cost increased due to higher third-party service costs in Argentina, higher prices and the start-up of production in Nigeria, where costs are lower than the average in the Company’s international segment.

The quarter-over-quarter increase was due to higher material and third-party service costs in Argentina and the higher number of well interventions, partially offset by higher output.

Refining Cost (US$/Barrel)

Excluding the impact of the depreciation of the Real, the domestic refining cost moved up by 1%, due to higher personnel expenses resulting from the 2008/2009 collective bargaining agreement and increased expenses with materials and lower feedstock processed.

Excluding the impact of the depreciation of the Real, the refining cost increased by 8% due to greater expenditure on conservation and repairs, and increased expenses with materials associated with production.

The international refining cost fell by 7% due to the higher volume of processed crude in the Pasadena refinery (USA) following the scheduled stoppage in the 1Q-2008, together with the inclusion of the Japanese refinery as of April 2008, whose refining costs are lower than the international average.

The quarter-over-quarter upturn was chiefly due to reduced production in Japan due to the scheduled stoppage in May/2009 and maintenance of the alkylation unit in the USA.

Excluding the impact of the depreciation of the Real, corporate overhead fell by 1% over the 1H-2008 due to reduced expenses from sponsorships and advertising, partially offset by the upturn in data-processing and personnel expenses.

Discounting the appreciation of the Real, corporate overhead increased by 8% over the previous quarter, due to higher data-processing, sponsorship and personnel expenses.

Sales Volume – thousand barrels/day

Domestic sales volume fell by 5% over the 1H-2008, led by diesel and natural gas. Diesel sales were impacted by the non-operation of the emergency diesel-powered thermal plants in the 1H-2009 (as occurred last year), the reduction in economic activity, the increase in the percentage of biodiesel from 2% to 3% as of July/2008 and the decline in the grain harvest. Natural gas sales were also jeopardized by the economic slowdown, the replacement of gas with fuel oil for industrial use, and reduced demand from the thermal plants due to higher reservoir levels in the Southeast compared to the beginning of 2008.

Exports increased 13% year-on-year, led by oil, thanks to increased output, especially from the operational start-up of FPSO – Cidade de Rio das Ostras (Badejo), P-53 (Marlim Leste), P-51 (Marlim Sul) and FPSO – Cidade de Niterói (Marlim Leste), as well as reduced domestic demand.

Result by Business Area R$ millions (1)
	2nd Quarter					1st Half

1Q-2009	2009	2008	Δ %		2009	2008	Δ %

2,485	5,451	11,875	(54)	EXPLORATION & PRODUCTION	7,936	21,469	(63)
4,576	5,507	230	2,294	SUPPLY	10,083	(205)	(5,019)
(80)	383	235	63	GAS AND ENERGY	303	(163)	(286)
228	310	311	-	DISTRIBUTION	538	624	(14)
(362)	67	372	(82)	INTERNATIONAL (2)	(295)	410	(172)
(1,560)	(2,840)	(2,300)	23	CORPORATE	(4,400)	(3,675)	20
529	(1,144)	(1,006)	14	ELIMINATIONS	(615)	(1,504)	(59)

5,816	7,734	9,717	(20)	CONSOLIDATED NET INCOME	13,550	16,956	(20)

(1) Comments on the results by business area begin on page 19 and their respective financial statements on page 32.

(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods are influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, using internal transfer prices established between the various areas as a benchmark, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported per business area considering the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The entire financial result is allocated to the corporate group;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate group.

The lower result reflected the new level of international oil prices and the increase in exploration costs due to higher geological and geophysical costs.

Part of these effects were offset by the 7% increase in average daily oil and NGL production and the lower government take.

The spread between the average domestic oil sale/transfer price and the average Brent price narrowed from US$ 13.25//bbl in the 1H-2008 to US$ 10.86/bbl in the 1H-2009.

The quarter-over-quarter results increase was due to the upturn in international oil prices and the increase of 7% in the oil sale/transfer volume, as well as the reduction in exploration costs due to the write-off of dry or economically unviable wells.

These factors were partially offset by the higher government take and increased geological and geophysical costs

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$ 12.17/bbl in the 1Q-2009 to US$ 10.11/bbl in the 2Q-2009.

The year-on-year improvement in the Supply result was due to lower oil acquisition/transfer costs and reduced imported oil product costs, reflecting the new level of international oil prices.

These effects were partially offset by the following factors:

• The reduction in average oil product prices due to reduced export prices and, in Brazil, to the lower price of those oil products pegged to international prices; gasoline and diesel prices remained at 2008 levels until June 2009;

• Higher operating expenses, particularly from the adjustment of inventories to market value and from judicial contingencies.

The increase in the quarter-over-quarter result was due to the following factors:

• Higher sales volume in Brazil and abroad;

• Higher average export prices;

• The sale, in the 2Q-2009, of inventories formed in the previous quarter at a lower acquisition cost;

• Increased equity income, reflecting the petrochemical sector result.

These effects were partially offset by the reduction in average domestic oil product prices due to the downturn in diesel and gasoline prices in June 2009.

The improved result was due to lower electricity purchase costs due to the reduction in the difference settlement price, the greater availability of electricity for commercialization, due to the recovery of the peg, and the increase in fixed revenue from auctions, as well as higher electricity exports. Other contributory factors included the conclusion of infrastructure projects, which facilitated gas production outflow, thereby avoiding the failure-to-supply penalties incurred in the 1H-2008.

These effects were partially offset by reduced thermal power output due to higher hydroelectric reservoir levels and lower gas sales volume.

The quarter-over-quarter result recorded an upturn due to higher electricity sales/generation margins generated by the reduction in spot market acquisition costs, increased export volume and lower gas import costs.

These effects were partially offset by the reduction in the average gas sales price.

The year-on-year decline was caused by narrower sales margins, in turn due to lower average sales prices. This was partially offset by the 10% upturn in sales volume, primarily thanks to the consolidation of ALVO Distribuidora, despite the consequent increase in SG&A expenses.

The Company’s share of the fuel distribution market climbed from 35.2% in the 1H-2008 to 38.4% in the 1H-2009.

The higher result was caused by the 9% increase the sales margins and the 5% upturn in sales volume.

These effects were partially offset by higher SG&A expenses due to increased freight costs.

The segment recorded a 38.0% share of the fuel distribution market in the 2Q-2009, versus 38.8% in the previous quarter.

The main events impacting the year-on-year reduction were:

• The reduction in gross profit due to lower international oil prices;

• Lower equity income due to losses on investments in the USA from the acquisition of the remaining 50% of the Pasadena refinery.

Higher oil prices and the upturn in sales volume due to the start-up of production in Akpo, in Nigeria, increased gross profit by R$ 189 million.

The constitution of provisions for losses on investments in the USA in the 1Q-2009 also contributed to the improvement.

The increase in the negative result was due to the upturn in the negative financial result (R$ 1,440 million), as dealt with on page 6, and the minority interest result, reflecting the impact of appreciation of the Real against the dollar on the debt of Special Purpose Companies and controlled companies that are not wholly-owned by Petrobras or its subsidiaries.

These effects were partially offset by the increase in income tax and social contribution credits due to the tax benefit generated by provisions for interest on equity.

The increase in the negative result was due to the upturn in the negative financial result (R$ 1,612 million), as mentioned on page 10, and the minority interest result, despite the increase in income tax and social contribution credits.

Consolidated Debt

	R$ millions

	06.30.2009	03.31.2009	Δ %
Short-term Debt (1)	13,086	15,609	(16)
Long-term Debt (1)	55,782	54,698	2

Total	68,868	70,307	(2)
Cash and cash equivalents	10,072	19,532	(48)
Net Debt (2)	58,796	50,775	16
Net Debt/(Net Debt + Shareholder's Equity) (1)	28%	26%	2
Total Net Liabilities (1)(3)	295,193	284,894	4
Capital Structure
(third parties net / total liabilities net)	49%	49%	-

(1) Includes contractual commitments involving the transfer of benefits, risk and the control of goods.
(2) Total debt less cash and cash equivalents.
(3) Total liabilities net of cash/financial investments.

	R$ millions

	06.30.2009	03.31.2009	Δ %
Short-term Debt (1)	6,705	6,742	(1)
Long-term Debt (1)	28,583	23,626	21

Total	35,288	30,368	16

The net debt of the Petrobras System increased by 16% over March 31, 2009, due to the investments envisaged in the Petrobras 2009/2013 business plan, as well as cash reduction given the payment of partial dividends.

The level of indebtedness, measured by the net debt/EBITDA ratio totaled 0.95 on June 30, 2009, identical to the ratio on March 31, 2009. The portion of the capital structure represented by third parties was 49%.

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners. On June 30, 2009, total investments amounted to R$ 32,500 million, 56% up on the total on June 30, 2008.

R$ millions
			Jan-Jun
	2009	%	2008	%	Δ %
• Own Investments	29,198	90	17,850	85	64

Exploration & Production	14,793	45	9,733	47	52
Supply	6,415	20	3,679	18	74
Gas and Energy	2,716	8	1,094	4	148
International	4,171	13	2,744	13	52
Distribution	249	1	192	1	30
Corporate	854	3	408	2	109

• Special Purpose Companies (SPCs)	2,559	8	2,519	12	2

• Projects under Negotiation	743	2	530	3	40

Total Investments	32,500	100	20,899	100	56

R$ millions
			Jan-Jun
	2009	%	2008	%	Δ %
International
Exploration & Production	1,825	44	2,176	79	(16)
Supply	1,163	28	333	12	249
Gas and Energy	115	3	133	5	(14)
Distribution	1,054	25	9	-	11,611
Others	14	-	93	4	(85)

Total Investments	4,171	100	2,744	100	52

R$ millions
			Jan-Jun
	2009	%	2008	%	Δ %
Projects Developed by SPEs
Gasene	1,094	43	641	25	71
CDMPI	468	18	371	15	26
PDET Off Shore	7	-	239	10	(97)
Codajás	534	21	523	21	-
Mexilhão	286	11	350	14	(18)
Marlim Leste	149	6	234	9	(36)
Malhas	21	1	161	6	(87)

Total Investments	2,559	100	2,519	100	2

In line with its strategic objectives, PETROBRAS acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 115 consortiums, of which it operates 78. These ventures will require total investments of around e US$ 14,905 million by the end of 2009.

1. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$ 26,313 million.

R$ millions
	2nd Quarter				1st Half

1Q-2009	2009	2008	Δ %		2009	2008	Δ %

				Economic Contribution - Country
5,758	6,274	5,951	5	Value Added Tax on Sales and Services (ICMS)	12,032	11,297	7
1,052	1,186	1,156	3	CIDE (1)	2,238	3,100	(28)
3,028	3,109	3,050	2	PASEP/COFINS	6,137	6,096	1
2,705	1,701	3,939	(57)	Income Tax & Social Contribution	4,406	7,827	(44)
668	832	195	327	Other	1,500	613	145

13,211	13,102	14,291	(8)	Subtotal Country	26,313	28,933	(9)

1,079	1,105	1,160	(5)	Economic Contribution - Foreign	2,184	2,012	9

14,290	14,207	15,451	(8)	Total	28,497	30,945	(8)

(1) CIDE – ECONOMIC DOMAIN CONTRIBUTION CHARGE.

2. Government Take

R$ millions
	2nd Quarter				1st Half

1Q-2009	2009	2008	Δ %		2009	2008	Δ %

				Country
1,646	1,954	2,847	(31)	Royalties	3,600	5,244	(31)
1,278	1,939	3,313	(41)	Special Participation	3,217	5,743	(44)
29	37	26	42	Surface Rental Fees	66	56	18

2,953	3,930	6,186	(36)	Subtotal Country	6,883	11,043	(38)

96	108	182	(41)	Foreign	204	327	(38)

3,049	4,038	6,368	(37)	Total	7,087	11,370	(38)

The government take in the country in the 1H-2009 fell by 38% over the 1H-2008, due to the 38% decline in the reference price for local oil, which averaged R$ 94.38 (US$ 43.62) in the 1H-2009, versus R$ 151.53 (US$ 89.64) in the same period in 2008, reflecting the average Brent price on the international market

The government take in the country in the 2Q-2009 increased by 33% over the 1Q-2009, due to the 26% upturn in the reference price for local oil, which averaged R$ 105.40 (US$ 51.16) in the 2Q-2009, versus R$ 83.36 (US$ 36.08) in the 1Q-2009, reflecting the recovery in the main international oil prices.

3. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ millions

	Shareholders	Results
	Equity

. According to PETROBRAS information	154,870	14,050
. Profit in the sales of products in subsidiaries inventories	(591)	(591)
. Reversal of profits on inventory in previous years	-	660
. Capitalized interest	(251)	20
. Absorption of negative net worth in controlled companies *	(3,944)	(623)
. Other eliminations	(236)	34

. According to consolidated information	149,848	13,550

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on June 30, 2009, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

4. Performance of Petrobras Shares and ADRs (*)

Nominal Change
	2nd Quarter			1st Half

1Q-2009	2009	2008		2009	2008

28.70%	13.31%	25.91%	Petrobras ON	45.83%	7.52%
25.00%	13.66%	24.91%	Petrobras PN	42.08%	4.55%
24.42%	34.49%	38.73%	ADR- Level III - ON	67.33%	22.93%
20.04%	36.16%	36.85%	ADR- Level III - PN	63.45%	20.45%
8.99%	25.75%	6.64%	IBOVESPA	37.06%	1.77%
-13.30%	11.01%	-7.44%	DOW JONES	-3.75%	-14.44%
-3.07%	20.05%	0.61%	NASDAQ	16.36%	-13.55%

Petrobras’ shares had a book value of R$ 17.65 on June 30, 2009.

5. Foreign Exchange Exposure of Assets and Liabilities

Assets	R$ millions

	06.30.2009	03.31.2009

Current Assets	3,684	7,282

Cash and Cash Equivalents	1,359	4,224
Other Current Assets	2,325	3,058

Non-current Assets	21,401	25,951

Amounts invested abroad by
controlled companies, in the international segment, in
E&P equipments to be used in Brazil and in
commercial activities.	19,588	24,965
Long-term Assets	353	701
Investments	818	-
Property, plant and equipment	642	285

Total Assets	25,085	33,233

Liabilities	R$ millions
	06.30.2009	03.31.2009

Current Liabilities	(7,695)	(7,691)

Short-term Financing	(4,684)	(4,021)
Suppliers	(1,900)	(2,634)
Others Current Liabilities	(1,111)	(1,036)

Long-term Liabilities	(13,036)	(12,582)

Long-term Financing	(11,989)	(11,494)
Others Long-term Liabilities	(1,047)	(1,088)

Total Liabilities	(20,731)	(20,273)

Net Assets (Liabilities) in Reais	4,354	12,960

( + ) Investment Funds - Exchange	5	126
( - ) FINAME Loans - dollar indexed reais	(247)	(346)

Net Assets (Liabilities) in Reais	4,112	12,740

* The results of investments in Exchange Funds are booked under Financial Revenue.

14.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 – ITEM	01
02 – ISSUANCE ORDER NUMBER	01
03 – CVM REGISTRATION NUMBER
04 – DATE OF REGISTRATION WITH CVM
05 – DEBENTURE SERIES ISSUED	1
06 – ISSUE TYPE	SIMPLE
07 – NATURE OF ISSUE	PRIVATE
08 – ISSUE DATE	02/15/1998
09 – DUE DATE	02/15/2015
10 – TYPE OF DEBENTURE	VARIABLE
11 – CURRENT REMUNERATION TERMS	TJLP plus 2,5% p.a.
12 – PREMIUM/DISCOUNT
13 – FACE VALUE (REAIS)	10.000,00
14 – AMOUNT ISSUED (IN THOUSAND OF REAIS)	430.000
15 – NUMBER OF DEBENTURES ISSUED (UNITS)	43.000
16 – DEBENTURES IN CIRCULATION (UNITS)	43.000
17 – DEBENTURES IN TREASURY (UNITS)	0
18 – DEBENTURES REDEEMED (UNITS)	0
19 – DEBENTURES CONVERTED (UNITS)	0
20 – DEBENTURES FOR PLACEMENT (UNITS)	0
21 – DATE OF THE LAST REPRICING
22 – DATE OF THE NEXT EVENT	08/17/2009

14.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 – ITEM	02
02 – ISSUANCE ORDER NUMBER	2
03 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/035
04 – DATE OF REGISTRATION WITH CVM	08/30/2002
05 – DEBENTURE SERIES ISSUED	1
06 – ISSUE TYPE	SIMPLE
07 – NATURE OF ISSUE	PUBLIC
08 – ISSUE DATE	08/01/2002
09 – DUE DATE	08/01/2012
10 – TYPE OF DEBENTURE	VARIABLE
11 – CURRENT REMUNERATION TERMS	IGPM plus 11% p.a.
12 – PREMIUM/DISCOUNT
13 – FACE VALUE (REAIS)	1.000,00
14 – AMOUNT ISSUED (IN THOUSAND OF REAIS)	750.000
15 – NUMBER OF DEBENTURES ISSUED (UNITS)	750.000
16 – DEBENTURES IN CIRCULATION (UNITS)	750.000
17 – DEBENTURES IN TREASURY (UNITS)	0
18 – DEBENTURES REDEEMED (UNITS)	0
19 – DEBENTURES CONVERTED (UNITS)	0
20 – DEBENTURES FOR PLACEMENT (UNITS)	0
21 – DATE OF THE LAST REPRICING
22 – DATE OF THE NEXT EVENT	07/31/2010

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 – ITEM	03
02 – ISSUANCE ORDER NUMBER	3
03 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/037
04 – DATE OF REGISTRATION WITH CVM	10/31/2002
05 – DEBENTURE SERIES ISSUED	1
06 – ISSUE TYPE	SIMPLE
07 – NATURE OF ISSUE	PUBLIC
08 – ISSUE DATE	10/04/2002
09 – DUE DATE	10/01/2010
10 – TYPE OF DEBENTURE	VARIABLE
11 – CURRENT REMUNERATION TERMS	IGPM plus 10,3% p.a.
12 – PREMIUM/DISCOUNT
13 – FACE VALUE (REAIS)	1.000,00
14 – AMOUNT ISSUED (IN THOUSAND OF REAIS)	775.000
15 – NUMBER OF DEBENTURES ISSUED (UNITS)	775.000
16 – DEBENTURES IN CIRCULATION (UNITS)	775.000
17 – DEBENTURES IN TREASURY (UNITS)	0
18 – DEBENTURES REDEEMED (UNITS)	0
19 – DEBENTURES CONVERTED (UNITS)	0
20 – DEBENTURES FOR PLACEMENT (UNITS)	0
21 – DATE OF THE LAST REPRICING
22 – DATE OF THE NEXT EVENT	10/01/2009

20.01 - OTHER INFORMATION WHICH THE COMPANY UNDERSTAND RELEVANTS

CONSOLIDATED STATEMENT OF BUSINESS SEGMENTATION AS OF JUNE 30, 2009

Consolidated assets by business area – 06.30.2009

	R$ THOUSAND

			GAS
	E&P	SUPPLY	&	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL
			ENERGY

ASSETS	123.672.352	73.783.053	38.963.349	10.316.992	31.485.981	36.693.459	(9.649.850)	305.265.336

CURRENT ASSETS	6.022.177	25.379.119	4.373.964	5.418.451	5.706.253	19.415.446	(8.693.874)	57.621.536

CASH AND CASH EQUIVALENTS	-	-	-	-		10.072.162	-	10.072.162
OTHER CURRENT ASSETS	6.022.177	2 5.379.119	4.373.964	5.418.451	5.706.253	9.343.284	(8.693.874)	47.549.374
NON-CURRENT	117.650.175	4 8.403.934	34.589.385	4.898.541	25.779.728	17.278.013	(955.976)	247.643.800

LONG-TERM RECEIVABLES	4.230.549	2.090.466	2.453.220	910.233	2.496.510	13.206.223	(944.811)	24.442.390
PROPERTY, PLANT AND EQUIPMENT	110.053.036	42.801.499	30.843.607	3.268.671	17.967.159	2.952.335	(43.248)	207.843.059
OTHER	3.366.590	3.511.969	1.292.558	719.637	5.316.059	1.119.455	32.083	15.358.351

Consolidated Income Statement by Operating Segment – 1ST Semester/2009

				R$ THOUSAND

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Operating income, net	32.758.816	70.503.306	6.178.413	27.592.676	9.367.985	-	(59.201.629)	87.199.567

Intersegments	32.047.966	24.156.666	1.039.821	798.478	1.158.698	-	(59.201.629)	-
Third parties	710.850	46.346.640	5.138.592	26.794.198	8.209.287	-	-	87.199.567
Cost of goods sold	(18.361.309)	(52.443.345)	(4.784.118)	(25.293.833)	(7.635.065)	-	58.124.203	(50.393.467)

Gross profit	14.397.507	18.059.961	1.394.295	2.298.843	1.732.920	-	(1.077.426)	36.806.100
Operating expenses	(2.459.118)	(3.031.360)	(918.643)	(1.445.945)	(1.483.925)	(3.497.442)	146.071	(12.690.362)
Selling, administrative and general expenses	(353.577)	(2.442.197)	(487.112)	(1.443.768)	(880.760)	(1.683.379)	93.700	(7.197.093)
Tax	(36.818)	(47.742)	(13.028)	(17.126)	(83.887)	(127.535)	(604)	(326.740)
Exploration costs for the extraction of oil	(1.545.252)	-	-	-	(256.580)	-	-	(1.801.832)
Research and development	(280.465)	(164.653)	(15.112)	(6.320)	(1.248)	(236.686)	(224)	(704.708)
Healthcare and pension plans	-	-	-	-		(695.229)		(695.229)
Other	(243.006)	(376.768)	(403.391)	21.269	(261.450)	(754.613)	53.199	(1.964.760)

Operating income (loss)	11.938.389	15.028.601	475.652	852.898	248.995	(3.497.442)	(931.355)	24.115.738
Net financials	-	-	-	-	-	(3.309.794)	-	(3.309.794)
Stakeholding in material investments	-	315.911	71.610	(24.384)	(363.644)	(7)	2.460	1.946
Income (loss) before taxes and minority interest	11.938.389	15.344.512	547.262	828.514	(114.649)	(6.807.243)	(928.895)	20.807.890
Income Tax/Social Contribution	(4.059.051)	(5.109.727)	(161.723)	(289.985)	(42.756)	4.307.881	316.660	(5.038.701)
Minority stockholders profit-sharing	56.378	(151.630)	(83.880)		(136.522)	(1.903.267)		(2.218.921)

Net income	7.935.716	10.083.155	301.659	538.529	(293.927)	(4.402.629)	(612.235)	13.550.268

Consolidated Statement – International Business Area – 1st Semester/2009

	R$ THOUSAND

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORP.	ELIMIN.	TOTAL

ASSETS	21.325.645	6.284.295	2.490.464	1.254.222	4.956.619	(4.825.264)	31.485.981

Statements of income

Operating income, Net	2.443.707	5.657.240	930.816	2.309.613	5.011	(1.978.402)	9.367.985

Intersegments	1.568.793	1.354.042	164.324	49.941		(1.978.402)	1.158.698
Third parties	874.914	4.303.198	766.492	2.259.672	5.011		8.209.287

Operating income	491.810	(103.122)	122.970	34.745	(359.963)	62.555	248.995

Net income	346.061	(327.610)	107.557	28.089	(510.579)	62.555	(293.927)

Statement of Other Operating Income (Expenses) – 1st Semester/2009

	R$ THOUSAND

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Adjustment to market value of inventories		(194.020)	(4.657)		(246.481)	(9.369)		(454.527)
Cultural Projects and Institutional Relations	(31.898)	(14.973)	(5.838)	(21.138)		(346.881)		(420.728)
Operating expenses with thermoelectric power stations			(319.273)					(319.273)
Unscheduled stoppages in production facilities and equipment	(247.259)	(66.343)						(313.602)
Losses and contingencies with judicial proceedings	(18.485)	(125.884)	(24.692)	(23.071)	(5.153)	(29.104)		(226.389)
Corporate expenses on security, environment and health care (SMS)	(31.385)	(21.143)	(1.844)			(95.284)		(149.656)
Contractual charges on transport services - ship or pay					(28.602)			(28.602)
Contractual and regulatory fines			(12.514)					(12.514)
Collective labor agreements	46.835	294.689						341.524

Other	39.186	(249.094)	(34.573)	65.478	18.786	(273.975)	53.199	(380.993)

	(243.006)	(376.768)	(403.391)	21.269	(261.450)	(754.613)	53.199	(1.964.760)

21.01 - SPECIAL REVIEW REPORT - UNQUALIFIED

To
The Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro - RJ

1. We have reviewed the accounting information included in the Quarterly Information - ITR (Parent Company and Consolidated) of Petróleo Brasileiro S.A. – Petrobras (“the Company”) and its subsidiaries for the quarter ended June 30, 2009, comprising the balance sheet and the related statements of income, changes in shareholders’ equity, cash flows, added value, the footnotes and the management report, which are the responsibility of its management.

2. Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Accountants and the Federal Council of Accountancy - CFC, which comprised, mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material change that should be made to the accounting information included in the Quarterly Information referred to above, for them to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the Quarterly Information.

4. Our review was performed with the objective of issuing a review report on the accounting information included in the Quarterly Information referred to in the first paragraph, taken as a whole. The statement of segment information for the quarter ended June 30, 2009, represents supplementary information to the Quarterly Information, is not required by the accounting practices adopted in Brazil and is being presented to facilitate additional analysis. This supplementary information was subject to the same review procedures as applied to the Quarterly Information and, based on our review, we are not aware of any material change that should be made for it to be adequately presented in relation to the Quarterly Information referred to in the first paragraph, taken as a whole.

5. As mentioned in Note 1, due to the changes in accounting practices adopted in Brazil during 2008, the statements of income, cash flows and added value for the quarter ended June 30, 2008, as well as the supplementary information of segment reporting, which is not required by the accounting practices adopted in Brazil and is being presented to facilitate additional analysis, presented for comparison purposes, were adjusted and are being restated as established in NPC 12 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors, approved by CVM Resolution 506/06.

August 14, 2009

KPMG Auditores Independentes
CRC SP-14.428/O -6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O -2

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)	1
01	04	GENERAL INFORMATION/ INDEPENDENT ACCOUNTANTS	1
01	05	CURRENT BREAKDOWN OF PAID-IN CAPITAL	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS	2
01	08	DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	4
01	10	INVESTOR RELATIONS DIRECTOR	4
02	01	BALANCE SHEET – ASSETS	5
02	02	BALANCE SHEET – LIABILITIES	7
03	01	STATEMENT OF INCOME FOR THE QUARTER	9
04	01	04 – STATEMENT OF CASH FLOW	11
05	01	05 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 04/01/2009 to 06/30/2009	13
05	02	05 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 06/30/2009	14
08	01	CONSOLIDATED BALANCE SHEET – ASSETS	15
08	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	17
09	01	CONSOLIDATED STATEMENT OF INCOME	19
10	01	10.01 – CONSOLIDATED STATEMENT OF CASH FLOW	21
11	01	11 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 04/01/2009 to 06/30/2009	23
11	02	11 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 06/30/2009	24
06	01	NOTES TO QUARTERLY INFORMATION	25
07	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	111
12	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	114
14	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES	149
20	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTAND RELEVANTS	152
21	01	SPECIAL REVIEW REPORT	154/155

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.